IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
NORTH AMERICAN PETROLEUM	)	Case No. 10-11707 (CSS)
CORPORATION USA, et al.,[1]	)
)
Debtors.	)	Jointly Administered
)
	)	Hearing Date: May 17, 2011 at 2:00 p.m. (ET)
	)	Obj. Deadline: May 10, 2011 at 4 p.m. (ET)

NOTICE OF DEBTORS’ MOTION FOR ENTRY OF AN ORDER APPROVING
(I) SETTLEMENT AGREEMENT AND (II) ASSET TRANSFERS

     PLEASE TAKE NOTICE that on April 25, 2011, the above-captioned debtors and debtors in possession (collectively, the “Debtors”) filed the Debtors’ Motion For Entry of an Order Approving (I) Settlement Agreement and (II) Asset Transfers (the “Motion”).
     PLEASE TAKE FURTHER NOTICE that any objections to the Motion must be filed on or before May 10, 2011 at 4:00 p.m. (ET) (the “Objection Deadline”) with the United States Bankruptcy Court for the District of Delaware, 3rd Floor, 824 Market Street, Wilmington, Delaware 19801. At the same time, you must serve a copy of the objection upon the following parties, so as to be received on or before the Objection Deadline: (a) counsel for the Debtors, Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654, Attn: David R. Seligman, P.C., Ryan Blaine Bennett and Paul Wierbicki; (b) co-counsel for the Debtors, Klehr Harrison Harvey Branzburg LLP, 919 N. Market St., Suite 1000, Wilmington, Delaware 19801, Attn: Domenic E. Pacitti; (c) the Office of the United States Trustee, Attn: Mark Kenney, Esq., 844 King Street, Suite 2207, Lockbox 35, Wilmington, DE 19801; and (d) those parties who have filed a notice of appearance and request for service of pleadings in these Chapter 11 cases.
     PLEASE TAKE FURTHER NOTICE THAT A HEARING ON THE MOTION WILL BE HELD ON MAY 17, 2011 AT 2:00 P.M. (ET) BEFORE THE HONORABLE CHRISTOPHER S. SONTCHI AT THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE, 824 MARKET STREET, 5TH FLOOR, COURTROOM No. 6, WILMINGTON, DELAWARE 19801.

[1]	The Debtors in the above-captioned chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or Canadian corporation number, include: North American Petroleum Corporation USA (9766); Prize Petroleum LLC (2460); and Petroflow Energy Ltd. (517-5). The location of the Debtors’ corporate headquarters and the Debtors’ service address is: 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott.

     PLEASE TAKE FURTHER NOTICE THAT IF YOU FAIL TO RESPOND IN ACCORDANCE WITH THIS NOTICE, THE COURT MAY GRANT THE RELIEF REQUESTED IN THE MOTION WITHOUT FURTHER NOTICE OR HEARING.

Dated: April 25, 2011	KLEHR HARRISON HARVEY BRANZBURG LLP
Wilmington, Delaware
/s/ Domenic E. Pacitti Domenic E. Pacitti (DE Bar No. 3989)
Michael W. Yurkewicz (DE Bar No. 4165)
Margaret M. Manning (DE Bar No. 4183)
919 Market Street, Suite 1000
Wilmington, Delaware 19801-3062
Telephone: (302) 426-1189
Facsimile: (302) 426-9193

- and -

Morton Branzburg (admitted pro hac vice)
1835 Market Street, Suite 1400
Philadelphia, Pennsylvania 19103
Telephone: (215) 569-2700
Facsimile: (215) 568-6603

-and-

KIRKLAND & ELLIS LLP
David R. Seligman, P.C. (admitted pro hac vice)
Ryan Blaine Bennett (admitted pro hac vice)
Paul Wierbicki (admitted pro hac vice)
300 North LaSalle
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
NORTH AMERICAN PETROLEUM	)	Case No. 10-11707 (CSS)
CORPORATION USA, et al.,[1]	)
)
Debtors.	)	Jointly Administered
)
	)	Hearing Date: May 17, 2011 at 2:00 p.m. (ET)
	)	Obj. Deadline: May 10, 2011 at 4:00 p.m. (ET)

DEBTORS’ MOTION FOR ENTRY OF AN ORDER APPROVING (I) SETTLEMENT
AGREEMENT AND (II) ASSET TRANSFERS

     The above-captioned debtors and debtors in possession (collectively, the “Debtors”) file this motion (this “Motion”) for entry of an order, substantially in the form attached hereto as Exhibit A, authorizing the Debtors to enter into, and approving, that certain settlement agreement (the “Settlement Agreement”) by and between the Debtors, Equal Energy U.S. Inc. and its related affiliates (collectively, “Equal”), and Texas Capital Bank, N.A. and Compass Bank (collectively with all lenders to the Credit Agreement (as defined herein) from time to time, the “Lenders”) dated April 23, 2011, attached to Exhibit A as Exhibit 1, and transfer of certain assets pursuant to that certain asset sale agreement (the “Equal APA”),2 dated April 23, 2011,

[1]	The Debtors in the above-captioned chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or Canadian corporation number, include: North American Petroleum Corporation USA (9766); Prize Petroleum LLC (2460); and Petroflow Energy Ltd. (517-5). The location of the Debtors’ corporate headquarters and the Debtors’ service address is: 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott.

[2]	Capitalized terms used but not defined herein shall have the meanings given to such terms in the Equal APA and the Settlement Agreement.

attached to Exhibit A as Exhibit 2. In support of this Motion, the Debtors respectfully state as follows:3
Jurisdiction and Venue
     1. The Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding within the meaning of 28 U.S.C. § 157(b)(2).
     2. Venue in this District is proper pursuant to 28 U.S.C. §§ 1408 and 1409.
     3. The statutory bases for the relief requested herein are section 363 of title 11 of the United States Code (the “Bankruptcy Code”) and Rule 9019 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”).
Background
     4. On May 25, 2010, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC each filed voluntary petitions under chapter 11 of the Bankruptcy Code. On August 20, 2010, Petroflow Energy Ltd. filed a voluntary petition under chapter 11 of the Bankruptcy Code. The Debtors are operating their businesses and managing their property as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No request for the appointment of a trustee or examiner has been made in the Debtors’ chapter 11 cases. The Debtors’ chapter 11 cases are consolidated for procedural purposes only and are being jointly administered pursuant to Bankruptcy Rule 1015(b). An official committee of unsecured creditors (the “Creditors’ Committee”) has been appointed by the United States Trustee for the District of Delaware pursuant to section 1102 of the Bankruptcy Code.

[3]	Subsequent to the date hereof and prior to the hearing on this Motion, the Debtors will file a declaration on behalf of Sudhin Roy of Kinetic Advisors, LLC, the Debtors’ restructuring advisor (the “Roy Declaration”) in support of the facts set forth herein.

Resolution of The Adversary Proceedings
     5. After weeks of negotiations, Equal, the Debtors and the Lenders have now reached agreement on the key terms of a settlement and associated asset transfer transaction. Upon closing of the settlement, the Debtors will be positioned to move forward with a chapter 11 plan of reorganization, which they expect will provide substantial recovery to unsecured creditors and reinstate existing equity holders’ interests. As further described below, the Settlement Agreement will provide for full and final resolution of all claims asserted among the parties and satisfy the Lenders’ outstanding prepetition claims against the Debtors. In connection with the Settlement Agreement, the Debtors are seeking authorization to consummate the Equal APA, which will transfer a substantial portion of the Debtors’ Oklahoma-based assets to Equal and provide a framework for the parties’ ongoing commercial relationship. The Debtors believe that the transfer of assets and settlement of outstanding claims under the interconnected Equal APA and Settlement Agreement provide the most viable means to resolve outstanding disputes among the parties and clear the way for the Debtors’ successful reorganization. Indeed, the Debtors submit that these arrangements will bring closure to nearly all outstanding issues in these cases, including ultimate dismissal of outstanding counts remaining in the Adversary Proceedings (as defined below), and are essential to preserving value for creditors. The Debtors therefore respectfully request that the Court approve the Settlement Agreement and Equal APA as set forth herein.

     6. As the Court is aware, the Debtors have been focused during the course of these chapter 11 cases on resolving complex and litigious issues with Equal and other constituents. In particular, the Debtors have devoted substantial time to resolving outstanding litigation with Equal. On July 14, 2010, the Lenders initiated an adversary proceeding against the Debtors [Docket No. 123] (Adv. Proc. No. 10-51624, Docket No. 1) (the “Lender Adversary Proceeding”) seeking a declaratory judgment regarding, among other key issues, the extent of the Debtors’ indebtedness to the Lenders and the nature and extent of the Lenders’ collateral interests in the Debtors’ oil and gas assets. On July 15, 2010, the Debtors initiated an adversary proceeding against Equal [Docket No. 126] (Adv. Proc. No. 10-51675, Docket No. 1) (the “Debtors Adversary Proceeding,” and, collectively with the Lender Adversary Proceeding, the “Adversary Proceedings”) and Equal filed a motion for payment of administrative expenses [Docket No. 129].
     7. The Debtors originally were prepared to have a hearing on all seven counts raised in their complaint, as well as Equal’s administrative expense claims, as early as October 2010. However, the Lenders objected to the Debtors’ proposed timeline, asserting that four of the counts raised in the Debtors’ complaint were intertwined with the lenders’ allegations and that the matters would require additional time for discovery. Accordingly, to accommodate Lenders’ concerns and avoid stalling litigation progress with further timeline disputes, the Debtors agreed to bifurcate their adversary proceeding with three counts to be heard in November and the remaining four (as requested by the bank lenders) to be heard in April 2011. On August 30, 2010, the Court entered an order approving the proposed schedule submitted by the Debtors and the Lenders pursuant to which the trial for four of the Debtors’ counts against Equal and the Lenders claims raised in its adversary proceeding complaint was to be held in April 2011, while counts 1, 2, and 7 of the Debtors’ complaint, as well as Equal’s administrative expense claim, were set for trial in December 2010.
     8. On February 18, 2011, the Court issued its findings of fact and conclusions of law, in which the Court found:
•	in part, for the Debtors and the Lenders, on count 1 (recharacterization of the Cost Recovery Agreement) of the Debtors’ complaint;

•	in favor of Equal under counts 2 and 7 (fraudulent transfer and Equal’s administrative claim); and

•	in part, for Equal on Equal’s administrative claim.
     9. In addition, the Court ruled the Cost Recovery Agreement void in its entirety, which created significant uncertainty regarding Equal’s and the Debtors’ respective commercial relationship going forward. Finally, in determining Equal’s administrative claim, the Court used the Lender’s suggested valuation of $0.08 per barrel, rather than Equal’s suggested valuation of $0.50 per barrel. This significantly reduced Equal’s ultimate administrative claim against the Estates. On March 4, 2011, Equal filed its motion requesting that the Court reconsider its findings and conclusions. On March 4, 2011, the Court also issued an order (the “March 4 Order”) based on its findings of fact and conclusions of law.4 On March 18, 2011, Equal filed its motion requesting that the Court reconsider the March 4 Order.
     10. The Debtors believe that the March 4 Order gave them leverage in these cases and provided the impetus to explore a global settlement with Equal and the Lenders. Indeed, the rulings set forth in the March 4 Order threatened to effectively transfer approximately $26 million in cash from Equal to the Debtors on account of Equal having to repay to the Debtors

[4]	In addition, Equal also filed a motion to reconsider the March 4 Order and to preserve Equal’s appeal rights. [Docket No. 688]. Further, the Lenders likewise have filed a motion for clarification and/or amendment of the Court’s March 4 Order. [Docket No. 685]. As a result, without the global settlement embodied in the Settlement Agreement and the Equal APA, the Debtors submit that they will be back almost to square one— litigious disputes with key stakeholders in the currently pending Adversary Proceedings.

approximately $16.4 million of capital expense payments and eliminate Equal’s right to collect an additional approximately $10.1 million of capital expense claims. The March 4 Order ultimately had the effect of causing all parties to reassess the costs and advantages of further litigation and brought the parties to the negotiating table. After weeks of negotiations, in consideration of the Court’s Order, the parties reached agreement on the key terms of a transfer of the Debtors’ assets to Equal, the consideration to be paid by Equal for such transfer, the payments to be made to Lenders in satisfaction of their secured claims and final settlement of the Debtors’ and their estates’, Equal’s and the Lenders’ outstanding claims against one another. The Settlement Agreement and the Equal APA represent the final steps necessary for the Debtors before they can submit a viable plan of reorganization and emerge from chapter 11. The Debtors submit that entry into the agreements is well within their business judgment and respectfully request that the Court grant the relief requested herein.
The Settlement Agreement
     11. Material terms and conditions of the Settlement Agreement include the following:5
•	Transfer of Assets Under Equal APA. The Settlement Agreement memorializes the parties’ resolution of outstanding claims and is contingent upon the Debtors’ transfer of their Oklahoma assets to Equal in exchange for cash consideration pursuant to the Equal APA, as further described below. See Settlement Agreement at 6th Recital.

•	Release of Claims. Equal, the Debtors (including their estates) and the Lenders each will mutually grant each of the other two parties to the Settlement Agreement a release of all claims, including those arising under the Capital Recovery Agreement, that certain farmout agreement dated March 1, 2006 (the “Farmout Agreement”) and that certain joint operating agreement dated March 1, 2006 (the “JOA”), as well as claims

[5]	The summary of the Settlement Agreement presented here is qualified in its entirety by the terms and conditions of the Settlement Agreement. To the extent of any inconsistency between the terms and conditions presented here and those in the Settlement Agreement, the terms and conditions of the Settlement Agreement will control.

relating to the Credit Agreement and any claims arising in the Adversary Proceeding. See Settlement Agreement § 7.

•	Dismissal of Adversary Proceedings. Within one business day of the effective date of the Settlement Agreement, the parties agree to file a joint notice with the Court dismissing the Adversary Proceedings. See Settlement Agreement § 12.

•	Funding of Escrow Account for the Lenders. As further described below, the Debtors intend to transfer substantially all of their Oklahoma-based assets to Equal in exchange for $93.5 million cash less certain amounts asserted by Equal, in an amount not less than $5.8 million, that are owed to Equal for certain joint interest billing statements under the JOA and certain other adjustments as provided for in the Equal APA. Upon closing of the Equal APA, the consideration from Equal under the Equal APA (the “Equal APA Consideration”) shall be indefeasibly and irrevocably paid to the Escrow Agent for the exclusive benefit of the Lenders, and simultaneously will be paid to Lenders by the Escrow Agent. See Settlement Agreement § 4.

•	Satisfaction of Credit Agreement Claims. In addition, simultaneously with the execution and delivery of a conveyance of the assets transferred by the Debtors under the Equal APA, the Debtors shall (a) irrevocably and indefeasibly pay to the Lenders the difference between the Equal APA Consideration and the $98.0 million (inclusive of currently suspended revenues on deposit at Texas Capital Bank, N.A.), (b) irrevocably and indefeasibly transfer to the Lenders 70% of the Debtors’ rights to certain state tax refunds and (c) instruct the Escrow Agent to deliver to the Lenders all funds received from Equal pursuant to the Equal APA. See Settlement Agreement § 5. Such transfers (together with the release of any claims and causes of action against the Lenders) shall be in full and final settlement, satisfaction, release and waiver of any and all claims of the Lenders against the Debtors. See Settlement Agreement § 5.

•	Conditions to Closing. The Settlement Agreement is subject to certain conditions to closing, including approval by the Court of the Settlement Agreement and the Equal APA, as requested herein, continued stay of the Adversary Proceedings, required delivery of documents and funds for closing of the Equal APA and irrevocable and indefeasible delivery to the Lenders of $98.0 million in cash and transfer to the Lenders of the tax rebates. In addition, the Settlement Agreement shall be null and void unless the effective date of the settlement does not occur on or before June 1, 2011. See Settlement Agreement §11.

     12. The Debtors submit that this Court authorizing the Debtors to enter into the Settlement Agreement is in the Debtors’ and their creditors’ best interests. The Settlement Agreement maximizes the value of assets transferred pursuant thereto for the Debtors’ stakeholders, and provides the means by which a viable business can be reorganized for such stakeholders. It further resolves all litigation with Equal including inevitable confirmation disputes, eliminates considerable litigation costs and uncertainty, secures releases for the Debtors and related parties, and preserves substantial oil and gas assets for the reorganized Debtors on which they will build a successful enterprise post-emergence. Accordingly, the Debtors submit that entry into the Settlement Agreement is in the Debtors’ and their creditors’ best interests.
The Equal APA
     13. Settlement of outstanding claims among the parties is contingent upon the Debtors’ transfer of certain assets to Equal and Equal’s payment of cash consideration to the Debtors (to be further paid over to the Lenders) pursuant to the Equal APA. Indeed, a final resolution of outstanding issues in these cases would not be possible without the transactions contemplated in the Equal APA. The material terms and conditions of the Equal APA include the following:6
•	Transfer of Assets. The Debtors shall transfer to Equal, free and clear of all claims, liens and other encumbrances, all rights, title and interest in all assets owned by the Debtors in Oklahoma relating to lands, equipment and inventory associated with NAPCUS’ previous participation under the Farmout Agreement with Equal (as further described in the Equal APA, the “Purchase Properties”). See Equal APA § 2.1.

[6]	The summary of the Equal APA presented here is qualified in its entirety by the terms and conditions of the Equal APA. To the extent of any inconsistency between the terms and conditions presented here and those in the Equal APA, the terms and conditions of the Equal APA will control.

•	Consideration. Equal shall transfer to the Debtors $93.5 million cash, as adjusted for certain amounts asserted by Equal, in an amount not less than $5.8 million, and that are owed to Equal for certain joint interest billing statements under the JOA and certain other adjustments as provided for in the Equal APA. See Equal APA § 2.4.

•	Working Capital Adjustment. In the event that closing of the Equal APA occurs after July 1, 2011, the consideration to be paid to the Debtors shall be reduced by the estimated net operating income estimated reasonably and in good faith by Equal and in accordance with prudent industry practice and historical calculations regarding the transferred assets attributable to the transferred assets for the period following the Effective Date. In the event that closing of the Equal APA occurs prior to July 1, 2011, the Debtors shall, notwithstanding such closing, continue to be entitled to the proceeds of production from the transferred assets through July 1, 2011 and shall remain liable for taxes and certain other liabilities attributed to the transferred assets through July 1, 2011. See Equal APA §§ 2.5-2.8.

•	Assumed Liabilities. Equal shall assume any and all liabilities attributable to the ownership, operation or use of the Purchase Properties, after July 1, 2011, other than those released or waived under the Settlement Agreement (collectively, the “Assumed Liabilities”). See Equal APA § 2.6(i).

•	Uphole Zones. The Debtors and Equal will execute an operating agreement with respect to certain uphole “Shallow Rights” (defined as all right, title, and interest in the oil, gas and other minerals from the surface of the earth to the stratigraphic equivalent of the base of the Mississippi common source of supply, located in Grant County, Oklahoma), such that Equal and NAPCUS will jointly share such uphole interests with respect to the interests held by Equal at that time of NAPCUS drilling and earning under the Farmout Agreement on an equal basis. In addition, the Debtors and Equal will execute new joint operating agreements for each drilling spacing unit designating NAPCUS as the operator of these uphole zones. See Equal APA § 3.1.

•	Assignment of Contracts. Pursuant to the Equal APA, the Debtors shall assume, to the extent not previously assumed, pursuant to section 365(a) of the Bankruptcy Code and assign, pursuant to sections 363(b) and (m) and 365(f) of the Bankruptcy Code, certain Assigned Contracts set forth on Schedule 1 to the Equal APA. All cure amounts for such Assigned Contracts shall be paid by Equal prior to the assumption and assignment thereof, unless otherwise agreed to by Equal and the contract counterparty. See Equal APA § 12.1.

•	Exclusivity. Subject to Equal’s payment of the Escrow Deposit, upon execution of the Equal APA, the Debtors agreed to suspend all marketing efforts unless otherwise ordered by the Court or to fulfill the Debtors’ fiduciary duties. See Equal APA § 15.1.
     14. Debtors’ entry into the Equal APA is a cornerstone for the entire settlement among the Lenders, the Debtors and Equal and thus critical to the Debtors’ reorganization efforts. Accordingly, the Debtors submit that the Court’s approval of this Motion authorizing the Debtors to enter into the Equal APA is in the Debtors’ and their creditors’ best interests. The Equal APA will maximize the value of assets transferred pursuant thereto and enables the parties to move forward with the Settlement Agreement which will provide closure to all litigation with Equal, provide a source of funds for satisfaction of Lenders’ secured claims, leave substantial value for other constituents and secure releases for the Debtors. Accordingly, the Debtors submit that entry into the Equal APA is in the Debtors’ and their creditors’ best interests and should be approved by the Court.
Lender Discounted Payoff
     15. The Lenders have calculated that their outstanding principal, default interest, attorneys’ fees, and costs currently exceed $113 million. Under the Settlement Agreement, the Lenders are to be paid $98 million cash on the Settlement Agreement effective date and receive an assignment of certain tax refunds/rebates estimated to pay approximately $3 million over three years beginning in July 2012. In other words, the Lenders are accepting a discount of over $12 million.
Relief Requested
     16. The Debtors seek entry of an order authorizing them to enter into, and approving, the Settlement Agreement and the Equal APA, and authorizing the Debtors’ performance of any and all acts necessary or useful to implement the Settlement Agreement and the Equal APA.

Basis for Relief
I. The Court Should Approve the Debtors’ Entry into the Settlement Agreement
A.	Approval of the Settlement Agreement is Warranted Under Bankruptcy Rule 9019
     17. Compromises are tools for expediting the administration of the case and reducing administrative costs and are favored in bankruptcy. Meyers v. Martin (In re Martin), 91 F.3d 389, 393 (3d Cir. 1996) (“To minimize litigation and expedite the administration of a bankruptcy estate, compromises are favored in bankruptcy.”); see also In re Nutraquest. Inc., 434 F.3d 639, 644 (3d Cir. 2006).
     18. Bankruptcy Rule 9019(a) provides that “on motion by the trustee and after a hearing, the Court may approve a compromise or settlement.” fed. R. bankr. P. 9019(a). The settlement of time-consuming and burdensome litigation, especially in the bankruptcy context, is encouraged. See In re Penn Cent. Transp. Co., 596 F.2d 1102 (3d Cir. 1979) (‘“administering reorganization proceedings in an economical and practical manner it will often be wise to arrange the settlement of claims....”’), quoting In re Protective Comm. for Indep. Stockholders of TMT Ferry, Inc. v. Anderson, 390 U.S. 414, 424 (1968). In determining the fairness and equity of a compromise in bankruptcy, the United States Court of Appeals for the Third Circuit has stated that it is important that the bankruptcy court “apprise[] itself of all facts necessary to form an intelligent and objective opinion of the probabilities of ultimate success should the claims be litigated, and estimated the complexity, expense and likely duration of such litigation, and other factors relevant to a full and fair assessment of the [claims].” See In re Penn Cent. Transp. Co., 596 F.2d 1127, 1153 (3d Cir. 1979); see also In re Marvel Entm’t Grp., Inc., 222 B.R. 243 (D. Del. 1998) (quoting, In re Louise’s Inc., 211 B.R. 798, 801 (D. Del 1997)

(describing “the ultimate inquiry to be whether ‘the compromise is fair, reasonable, and in the interest of the estate.’”).
     19. More recently, the Third Circuit Court of Appeals enumerated the following four-factor test to be used in deciding whether a settlement should be approved: “(1) the probability of success in litigation; (2) the likely difficulties in collection; (3) the complexity of the litigation involved and the expense, inconvenience and delay necessarily attending it; and (4) the paramount interest of the creditors.” In re RFE Industries, Inc., 283 F.3d 159, 165 (3d Cir. 2002) (citation omitted). No one factor is determinative and instead, the Court should “assess and balance the value of the claim that is being compromised against the value to the estate of the acceptance of the compromise proposal.” Martin, 91 F.3d at 393. The Court should not substitute its judgment for that of the debtor. See In_re Neshaminy Office Bldg. Assocs., 62 B.R. at 803. Moreover, the Court should not decide the numerous questions of law or fact raised by litigation, but rather should canvass the issues to see whether the settlement falls below the lowest point in the range of reasonableness. See In re W.T. Grant and Co., 699 F.2d 599,608 (2d Cir. 1983), cert denied, 464 U.S. 22 (1983). The balance of factors weigh in favor of approving the Settlement Agreement and the transactions contemplated therein.
     20. Probability of Success in the Litigation: Although the Debtors believe that they will prevail against Equal’s currently pending challenges to the Court’s March 4 Order, as well as on the outstanding counts in the Adversary Proceedings, there is still a real chance that continued litigation will bring about an unfavorable result for the Debtors. Indeed, Equal has indicated that it believes that it will prevail. Moreover, the Debtors could be exposed to a further number of years of litigation, in light of likely appeals of any judgment in the Debtors’ favor. Additionally, certain issues in dispute will not even be heard until June, 2011 and, while the outcome may be predicted, such outcome remains uncertain. Given that uncertainty, and in light of the fact that the Settlement Agreement reflects the effects of the March 4 Order, the risk and time-adjusted value of continuing to pursue litigation against Equal supports settlement.
     21. Complexity of the Litigation: As this Court has acknowledged several times, the Debtors’ adversary proceedings in these cases are complex and time-consuming. Indeed, the entire framework for a restructuring solution here depends on the outcome of such litigation as it goes to the core of the Debtors’ ability to operate going forward and the composition of their balance sheet. Moreover, the appeal process in connection with the litigation could take an additional number of years to compete, resulting in significant uncertainty regarding the ultimate value of the Debtors’ assets and viability. Even if successful, the Debtors’ associated litigation award may not provide the same material benefits to the Debtors’ estates compared to those provided under the Settlement Agreement and provided in relatively short order.
     22. Paramount Interest of Creditors: Given the relatively unique nature of these cases and the Debtors’ businesses the majority of costs incurred to date in these cases, including for professionals’ fees and expenses, have been on account of litigation against Equal. These costs will continue to mount, to the detriment of the Debtors’ creditors, if the Debtors’ requested relief is not approved. Additionally, the Debtors would expect that absent the present settlements with each of Equal and the Lenders, they each will arm themselves for a confirmation battle that will take its toll on the distributable value available for other creditors and stakeholders. Also, the Lenders have recently quantified their claims against the Debtors’ estates at over $113 million in secured claims. They have agreed, pursuant to the Settlement Agreement, to accept a reduction of over $12 million on their claims and to a full and final settlement and release of those claims. More distributable value will, thus, be available to the Debtors’ unsecured creditors and potentially equity holders. Further, Equal is the largest of the Debtors’ unsecured creditors and its claims are also being settled and released favorably to the Debtors’ other stakeholders.
     23. Finally, the Debtors do not believe that they could achieve a greater monetization of their assets than through the transfer of such assets to Equal under the Settlement Agreement and Equal APA. A formal auction of those assets would take time and result in substantial transaction costs to the Debtors’ estates with no realistic potential for up-side. Indeed, as detailed in the Roy Declaration, the Debtors have attempted to market their assets since shortly after commencing these cases. However, despite the Debtors’ efforts, no viable alternative offer has materialized. Also, considering Equal’s vested interests in the Debtors’ assets, it is unlikely, with any further time or process, that another buyer would have the motivation to offer a superior price. The Settlement Agreement and Equal APA likewise provide for the Debtors’ retention of valuable working interests and operating rights in certain “uphole zones,” and without any litigation as to ownership rights in such property, on the basis of which the Debtors will successfully reorganize their business and distribute value to their creditors and other stakeholders through a forthcoming chapter 11 plan.
     24. Accordingly, the Debtors submit that the Settlement Agreement, in the exercise of their business judgment, is fair and reasonable and in the best interests of the Debtors’ estates and their creditors. Thus, the requested relief is warranted here.
     B. Approval of the Settlement Agreement is also Warranted Under Section 363
     25. Section 363 of the Bankruptcy Code provides that a debtor, “after notice and a hearing, may use, sell, or lease, other than in the ordinary course of business, property of the estate.” 11 U.S.C. § 363(b). It is well-established in this jurisdiction that a debtor may sell assets outside of a plan of reorganization pursuant to section 363(b) of the Bankruptcy Code if there is a good business reason for doing so. See, e.g., Martin, 91 F.3d at 395; In re Montgomery

Ward Holding Corp., 242 B.R. 147, 153 (Bankr. D. Del. 1999); In re Del. & Hudson Rv. Co.,124 B.R. 169, 175 (Bankr. D. Del. 1991); In re Trans World Airlines. Inc., No. 01-00056, 2001 Bankr. LEXIS 980, at *29 (Bankr. D. Del. Apr. 2, 2001).
     26. Courts typically consider the following factors in determining whether a proposed use of assets satisfies this standard: (a) whether a sound business justification exists for the sale; (b) whether adequate and reasonable notice of the sale was given to interested parties; (c) whether the sale will produce a fair and reasonable price for the property; and (d) whether the parties have acted in good faith. See, e.g., In re Delaware & Hudson Ry., 124 B.R. at 176; In re Phoenix Steel Corp., 82 B.R. 334, 335-36 (Bankr. D. Del. 1987); In re United Healthcare Sys., Inc., No. 97-1159, 1997 U.S. Dist LEXIS 5090, at * 13-14 and n.2 (D. N.J. Mar. 26, 1997).
     27. A sound business purpose for the use or sale of a debtor’s assets outside the ordinary course of business may be found where such a sale is necessary to preserve the value of assets for the estate, its creditors or interest holders. See, e.g., In re Abbotts Dairies of Penn., Inc., 788 F.2d 143 (3rd Cir. 1986); In re Lionel Corp., 722 F.2d 1063 (2nd Cir. 1983). In fact, the paramount goal in any proposed sale of property of the estate is to maximize the proceeds received by the estate. See, e.g., In re Food Barn Stores. Inc., 107 F.3d 558, 564-65 (8th Cir. 1997); In re Integrated Res., 147 B.R. at 659.
     28. Furthermore, once “the debtor articulates a reasonable basis for its business decisions (as distinct from a decision made arbitrarily or capriciously), courts will generally not entertain objections to the debtor’s conduct.” Comm. of Asbestos-Related Litigants and/or Creditors v. Johns-Manville Corp. (In re Johns-Manyille Corp.), 60 B.R. 612, 616 (Bankr. S.D.N.Y. 1986). There is a presumption that “in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company.” In re Integrated Res., 147 B.R. at 656 (quoting Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985)). Thus, if a debtor’s actions satisfy the business judgment rule, then the transaction in question should be approved under section 363(b)(1). Indeed, when applying the “business judgment” standard, courts show great deference to a debtor’s business decisions. See Pitt v. First Wellington Canyon Assocs. (In re First Wellington Canyon Assocs.), 1989 WL 106838, at *3 (N.D. Ill. 1989) (“Under this test, the debtor’s business judgment . . . must be accorded deference unless shown that the bankrupt’s decision was taken in bad faith or in gross abuse of the bankrupt’s retained discretion.”).
     29. The requirements under section 363 of the Bankruptcy Code that a sale or use of assets preserve the value of the estate for a debtor’s creditors or interest holders and be an exercise of sound business judgment mirror the fourth-prong Bankruptcy Rule 9019 test. See In re RFE Industries, Inc., 283 F.3d at 165. As previously described, negotiations with Equal and the Lenders were conducted at arm’s-length in good faith and were extensive. The Debtors’ exercise of sound business judgment compels them to enter into the Settlement Agreement to preserve distributable value for creditors and equity holders in these cases. Accordingly, for the reasons set forth herein, in addition to satisfying the standard of Bankruptcy Rule 9019, the Debtors’ entry into the Settlement Agreement meets the standard of section 363 of the Bankruptcy Code.
II. The Court Should Approve the Equal APA
A.	The Equal APA is Authorized by Section 363 as a Sound Exercise of the Debtors’ Business Judgment
     30. Section 363 of the Bankruptcy Code provides that a debtor, “after notice and a hearing, may use, sell, or lease, other than in the ordinary course of business, property of the estate.” 11 U.S.C. § 363(b)(1). Section 105(a) of the Bankruptcy Code provides in pertinent part that “[t]he Court may issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.” 11 U.S.C. § 105(a).
     31. Although section 363 of the Bankruptcy Code does not specify a standard for determining when it is appropriate for a court to authorize the use, sale or lease of property of the estate, bankruptcy courts routinely authorize sales of a debtor’s assets if such sale is based upon the sound business judgment of the debtor. See, e.g., Martin, 91 F.3d at 395; In re Trans World Airlines, Inc., No. 01-00056, 2001 Bankr. LEXIS 980, at *29 (Bankr. D. Del. Apr. 2, 2001); In re Montgomery Ward Holding Corp., 242 B.R. 147, 153 (D. Del. 1999); In re Delaware & Hudson Ry. Co., 124 B.R. 169, 176 (D. Del. 1991).
     32. Courts typically consider the following factors in determining whether a proposed sale satisfies this standard: (a) whether a sound business justification exists for the sale; (b) whether adequate and reasonable notice of the sale was given to interested parties; (c) whether the sale will produce a fair and reasonable price for the property; and (d) whether the parties have acted in good faith. See In re Delaware & Hudson Ry., 124 B.R. at 176; In re Phoenix Steel Corp., 82 B.R. 334, 335-36 (Bankr. D. Del. 1987); In re United Healthcare Sys., Inc., No. 97-1159, 1997 U.S. Dist. LEXIS 5090, at * 13-14 and n.2 (D.N.J. March 26, 1997). The Delaware & Hudson court further held that:
[o]nce a court is satisfied that there is a sound business reason or an emergency justifying the pre-confirmation sale, the court must also determine that the trustee has provided the interested parties with adequate and reasonable notice, that the sale price is fair and reasonable and that the purchaser [or proposed purchaser] is proceeding in good faith.
In re Delaware & Hudson Ry., 124 B.R. at 176.

     33. A sound business purpose for the sale of a debtor’s assets outside the ordinary course of business may be found where such a sale is necessary to preserve the value of assets for the estate, its creditors or interest holders. See e.g., In re Abbotts Dairies of Pa., Inc., 788 F.2d 143 (3rd Cir. 1986); In re Lionel Corp., 722 F.2d 1063 (2nd Cir. 1983). In fact, the paramount goal in any proposed sale of property of the estate is to maximize the proceeds received by the estate. See Food Barn, 107 F.3d at 564-65 (in bankruptcy sales, “a primary objective of the Code [is] to enhance the value of the estate at hand”); In re Integrated Res., 147 B.R. at 659 (“It is a well-established principle of bankruptcy law that the [Debtor’s] duty with respect to such sales is to obtain the highest price or greatest overall benefit possible for the estate.”) (quoting In re Atlanta Packaging Prods., Inc., 99 B.R. 124, 130 (Bankr. N.D. Ga. 1988)).
     34. This Court and others uniformly recognize that procedures intended to enhance competitive bidding are consistent with the goal of maximizing the value received by the estate and, therefore, are appropriate in the context of bankruptcy sales. See In re Montgomery Ward Holding Corp., Case No. 97-1409 (PJW) (Bankr. D. Del. Aug. 6, 1997); In re Fruehauf Trailer Corp., Case No. 96-01563 (PJW) (Bankr. D. Del. Jan. 31, 1997). See also In re Integrated Res.,147 B.R. at 659 (such procedures “encourage bidding and to maximize the value of the debtor’s assets”).
     35. Furthermore, once “the debtor articulates a reasonable basis for its business decisions (as distinct from a decision made arbitrarily or capriciously), courts will generally not entertain objections to the debtor’s conduct.” Creditors’ Committee of Asbestos-Related Litigants and/or Creditors v. Johns-Manville Corp. (In re Jorms-Manville Corp.), 60 B.R. 612, 616 (Bankr. S.D.N.Y. 1986). There is a presumption that “in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company.” In re Integrated Res., 147 B.R. at 656 (quoting Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985)). Thus, if a debtor’s actions satisfy the business judgment rule, then the transaction in question should be approved under section 363(b)(1). Indeed, when applying the “business judgment” standard, courts show great deference to a debtor’s business decisions. See Pitt v. First Wellington Canyon Assocs. (In re First Wellington Canyon Assocs., Case No. 89C593, 1989 WL 106838, at *3 (N.D. Ill. Sept. 8, 1989) (“Under this test, the debtor’s business judgment. . . must be accorded deference unless shown that the bankrupt’s decision was taken in bad faith or in gross abuse of the bankrupt’s retained discretion”).
     36. The Debtors submit that the Equal APA satisfies the “sound business reason test.” The prompt sale of the Purchase Properties and assumption of the Assumed Liabilities presents the best opportunity to maximize the value for the estates in light of the need to preserve the value of the assets and to manage and transition the Purchase Properties to a purchaser. Moreover, as stated above and in the Roy Declaration, the Debtors have actively marketed their assets for nearly the entirety of these cases to no avail. Notwithstanding their efforts, the Debtors have not succeeded in finding an alternative partner, as potential buyers were deterred from making bonafide offers by the uncertainty arising from the Debtors’ ongoing litigation with Equal in the Adversary Proceedings and the parties’ now-concluded arbitration dispute. The Debtors therefore believe that Equal has presented the most viable option for the Debtors’ future business and the Equal APA is intricately tied to the global settlement among the Debtors, the Lenders and Equal. Further, a prompt sale of the Purchase Properties and assumption of the

Assumed Liabilities will allow the Debtors to finalize their plan of reorganization, and coupled with the Settlement Agreement, will allow the Debtors to exit bankruptcy expeditiously.
     37. Accordingly, the Debtors request that this Court make a finding that the proposed sale pursuant to the Equal APA is a proper exercise of its business judgment and is authorized as requested herein.
B.	The Sale of the Purchase Properties Free and Clear of Encumbrances and Other Interests is Authorized by Section 363(f) of the Bankruptcy Code
     38. This Court has authority to authorize the sale of the Acquired Assets free and clear of liens, claims, encumbrances and other interests. See 11 U.S.C. § 363(f). Under section 363(f) of the Bankruptcy Code, a debtor-in-possession may sell property free and clear of any lien, claim or interest of an entity in such property if, among other things:
(1)	applicable nonbankruptcy law permits sale of such property free and clear of such interests;

(2)	such entity consents;

(3)	such interest is a lien and the price at which such property is to be sold is greater than the value of all liens on such property;

(4)	such interest is in bona fide dispute; or

(5)	such entity could be compelled, in a legal or equitable proceeding, to accept a money satisfaction of such interest.
11 U.S.C. § 363(f).
     39. This provision is supplemented by section 105(a) of the Bankruptcy Code, which provides that “[t]he Court may issue any order, process or judgment that is necessary or appropriate to carry out the provisions of [the Bankruptcy Code].” 11 U.S.C. § 105(a).
     40. Because section 363(f) of the Bankruptcy Code is drafted in the disjunctive, satisfaction of any one of its five requirements will suffice to permit the sale of the Purchase Properties “free and clear” of liens and interests. In re Dundee Equity Corp., Case No.

89B10233, 1992 Bankr. LEXIS 436, at *12 (Bankr. S.D.N.Y. March 6, 1992) (“[s]ection 363(f) is in the disjunctive, such that the sale free of the interest concerned may occur if any one of the conditions of § 363(f) have been met”); Citicorp Homeowners Servs., Inc. v. Elliot (In re Elliot),94 B.R. 343, 345 (E.D. Pa. 1988) (same); see also Michigan Employment Sec. Comm’n v. Wolverine Radio Co. (In re Wolverine Radio Co.), 930 F.2d 1132, 1147 n.24 (6th Cir. 1991) (holding that the court may approve the sale “free and clear” provided at least one of the subsections of Bankruptcy Code section 363(f) is met).
     41. One or more of the tests of section 363(f) will be satisfied with respect to the sale of the Purchase Properties. In particular, at least section 363(f)(2) will be met in connection with the transactions proposed because each of the parties holding liens on the Purchase Properties, will consent, or absent any objection to this Motion, will be deemed to have consented to, the sale.
     42. Moreover, section 363(f) is satisfied in such instance because all holders of liens, claims, encumbrances and other interests could be compelled to accept a money satisfaction of their liens in legal or equitable proceedings in accordance with section 363(f)(5). Such legal or equitable proceedings include proceedings to confirm a chapter 11 plan, under which the holder of a lien may be compelled to accept payment in satisfaction of its lien pursuant to section 1129(b)(2)(a). Accordingly, section 363(f) authorizes the transfer and conveyance of the Purchase Properties free and clear any such Liens.
C.	Equal is a Good Faith Purchaser and is Entitled to the Full Protection of Section 363(m) of the Bankruptcy Code and the Transfer of the Purchase Properties Does Not Violate Section 363(n)
     43. Section 363(m) of the Bankruptcy Code provides:
The reversal or modification on appeal of an authorization under subsection (b) or (c) of this section of a sale or lease of property does not affect the validity of a sale or lease under such authorization to an entity that purchased or leased such property in good faith, whether or not such entity knew of the pendency of the appeal, unless such authorization and such sale or lease were stayed pending appeal.
11 U.S.C. § 363(m).
     44. While the Bankruptcy Code does not define “good faith,” the Third Circuit in In re Abbotts Dairies of Pa., Inc., held that:
[t]he requirement that a [buyer] act in good faith . . . speaks to the integrity of his conduct in the course of the sale proceedings. Typically, the misconduct that would destroy a [buyer’s] good faith status at a judicial sale involves fraud, collusion between the [Proposed Buyer] and other bidders or the trustee, or an attempt to take grossly unfair advantage of other bidders.
788 F.2d at 147 (citations omitted).
     45. The Equal APA has been, and upon execution will have been, negotiated at arm’s length and in good faith. Thus, Equal should be entitled to the full protections of section 363(m) of the Bankruptcy Code. A party would have to show fraud or collusion between a purchaser and a debtor in possession or trustee or other bidders in order to demonstrate a lack of good faith. See id.; see also Kabro Assocs. of West Islip, LLC v. Colony Hill Assocs. (In re Colony Hill Assocs.), 111 F.3d 269, 276 (2d Cir. 1997) (“Typically, the misconduct that would destroy a [purchaser]’s good faith status at a judicial sale involves fraud, collusion between the [purchaser] and other bidders or the trustee, or an attempt to take grossly unfair advantage of other bidders”); see also In re Angelika Films, 57th, Inc., Case No. 97 Civ. 2239, 1997 WL 283412, at *7 (S.D.N.Y. May 29, 1997); In re Bakalis, 220 B.R. 525, 537 (Bankr. E.D.N.Y. 1998)
     46. The Debtors and Equal have engaged in thorough and lengthy arm’s-length negotiations over the terms of the Equal APA and the Settlement Agreement, and there has been no fraud or collusion in those negotiations. Upon execution of the Equal APA, and under the terms of the Equal APA, Equal recognized that the Debtors were free to deal with any other party interested in acquiring the Purchase Properties. Additionally, all payments to be made by Equal and other agreements or arrangements entered into by Equal in connection with the sale have been disclosed.
     47. In this case, there is no indication of fraud or improper insider dealing of any kind. The Equal APA does not constitute an avoidable transaction pursuant to section 363(n) and Equal should receive the protections afforded good faith purchasers by section 363(m). Accordingly, the Debtors request that this Court make a finding that the Equal APA was negotiated and executed at arm’s length and is entitled to the full protections of section 363(m) of Bankruptcy Code.
D.	Assumption and Assignment of the Assigned Contracts is Authorized by Section 365 of the Bankruptcy Code
(i)	Assumption and Assignment Based on Debtors’ Business Judgment
     48. Section 365(a) and (b) of the Bankruptcy Code authorizes debtors in possession to assume executory contracts or unexpired leases subject to the court’s approval, and requires such debtors in possession to satisfy certain requirements at the time of assumption. Under section 365(a) of the Bankruptcy Code, a debtor, “subject to the court’s approval, may assume or reject any executory contract or unexpired lease of the debtor.” 11 U.S.C. § 365(a). Section 365(b)(1) of the Bankruptcy Code, in turn, codifies the requirements for assuming an unexpired lease or executory contract of a debtor, providing in relevant part that:
(b)(l) If there has been a default in an executory contract or unexpired lease of the debtor, the trustee may not assume such contract or lease unless, at the time of assumption of such contract or lease, the trustee—
(A) cures, or provides adequate assurance that the trustee will promptly cure, such default...;
(B) compensates, or provides adequate assurance that the trustee will promptly compensate, a party other than the debtor to such contract or lease, for any actual pecuniary loss to such party resulting from such default; and
(C) provides adequate assurance of future performance under such contract or lease.
11 U.S.C. § 365(b)(1).
     49. The standard that is applied by the Third Circuit in determining whether an executory contract or unexpired lease should be assumed is the debtor’s “business judgment” that the assumption is in its economic best interests. See Sharon Steel Corp. v. National Fuel Gas Distrib. Corp., 872 F.2d 36, 40 (3rd Cir. 1989). See also NLRB v. Bildisco & Bildisco, 465 U.S. 513, 523 (1984) (superseded in part by 11 U.S.C. § 1113) (describing business judgment test as “traditional”); In re III Enter., Inc. V. 163 B.R. 453, 469 (Bankr. E.D. Pa. 1994) (citations omitted), aff’d, 169 B.R. 551 (E.D. Pa. 1994).
     50. It is well-established that a court should approve a debtor’s motion to assume or reject an executory contract if the debtor’s decision is based on its sound “business judgment.” See In re Exide Techs., 340 B.R. 222,239 (Bankr. D. Del. 2006) (“The propriety of a decision to reject an executory contract is governed by the business judgment standard”); In re Network Access Solutions, 330 B.R. at 67, 75 (Bankr. D. Del. 2005) (“The standard for approving the assumption of an executory contract is the business judgment rule”); In re Decora Industries, Inc., No. 00-4459(JJF), 2002 WL 32332749, at *8 (D. Del. May 20, 2002); Phar Mor, Inc. v. Strouss Bldg. Assocs., 204 B.R. 948, 952 (N.D. Ohio 1997) (“Courts should generally defer to a debtor’s decision whether to reject an executory contract.”) (citation omitted).7

[7]	Further, “[n]othing in the Code suggests that the debtor may not modify its contracts when all parties to the contract consent.” In re Network Access Solutions, Corp., 330 B.R. at 74 (citation omitted). While “[s]ection 363 of the Bankruptcy Code allows a debtor to ... modify contracts ... [t]o the extent they are outside the ordinary course of business, court approval is necessary.” Id. Regardless, “[t]here is ... no discernable difference in the notice requirements or standard for approval under section 363 and 365.” Id.

     51. To determine if the business judgment test is met, the court “is required to examine whether a reasonable business person would make a similar decision under similar circumstances.” In re Exide Techs., 340 B.R. at 239 (“This is not a difficult standard to satisfy and requires only a showing that rejection will benefit the estate”). Specifically, a court should find that the debtor acted prudently, “on an informed basis, in good faith, and with the honest belief that the assumption” is in the best interests of the debtor and the estate. Network Access Solutions, 330 B.R. at 75. Under this standard, a court should approve a debtor’s business decision unless that decision is the product of bad faith or a gross abuse of discretion. See Computer Sales Int’l. Inc. v. Federal Mogul (in re Federal Mogul Global, Inc.), 293 B.R. 124, 126 (D. Del. 2003); Lubrizol Enters. v. Richmond Metal Finishers, 756 F.2d 1043, 1047 (4th Cir. 1985).
     52. In the present case, the Debtors’ assumption and assignment of the Assigned Contracts to Equal meets the business judgment standard and satisfies the requirements of section 365 of the Bankruptcy Code. As discussed above, the transactions contemplated by the Equal APA will provide significant benefits to the Debtors’ estates. The Assigned Contracts are necessary for Equal to conduct the business and Equal likely would not purchase the Purchase Properties without them. Further, pursuant to the terms of the proposed Equal APA, Equal will pay all cure costs required to be paid pursuant to section 365 of the Bankruptcy Code. Because the Debtors cannot otherwise obtain the benefits of the Equal APA, and such cure payments are expected to be borne by Equal in accordance with the terms of the Equal APA, the assumption of the Assigned Contracts is a sound exercise of the Debtors’ business judgment.

(ii)	Adequate Assurance of Future Performance Provided Under the Equal APA
     53. A debtor in possession may assign an executory contract or an unexpired lease of the debtor if it assumes the agreement in accordance with section 365(a), and provides adequate assurance of future performance by the assignee, whether or not there has been a default under the agreement. See 11 U.S.C. § 365(f)(2). Significantly, among other things, adequate assurance may be provided by demonstrating the assignee’s financial health and experience in managing the type of enterprise or property assigned. See, e.g., In re Bygaph, Inc., 596, 605-606 (Bankr. S.D.N.Y. 1986) (stating that adequate assurance of future performance is present when the prospective assignee of lease from the debtor has financial resources and has expressed willingness to devote sufficient funding to the business in order to give it a strong likelihood of succeeding).
     54. The meaning of “adequate assurance of future performance” depends on the facts and circumstances of each case, but should be given a “practical, pragmatic construction.” EBG Midtown South Corp. v. McLaren/Hart Envtl. Engineering Corp. (In re Sanshoe Worldwide Corp.), 139 B.R. 585, 592 (S.D.N.Y. 1992) (citations omitted), aff’d, 993 F.2d 300 (2d Cir. 1993); Carlisle Homes, Inc. v. Azzari (In re Carlisle Homes, Inc.), 103 B.R. 524, 538 (Bankr. D.N.J. 1988).
     55. As set forth directly below, parties to the Assigned Contracts will have the opportunity to request additional adequate assurance of future performance. Accordingly, the Debtors believe that their proposed assignment and assumption of the Assigned Contracts meets the standards set forth in section 365(a) of the Bankruptcy Code.

(iii)	Sufficient Notice has Been Provided of Assignment of the Assigned Contracts and Proposed Cure Amounts
     56. Under Bankruptcy Rule 2002, the Debtors are required to notify creditors of the proposed sale of the Purchase Properties, including a disclosure of the time and place of an auction, the terms and conditions of a sale, and the deadline for filing any objections. As described below, the Debtors intend to serve a notice of the proposed sale of the Purchase Properties, substantially in the form attached hereto as Exhibit B (the “Sale Notice”), on the Notice Parties (as defined below). The Debtors reserve the right to amend and modify the schedule of Assigned Contracts on Exhibit 1 at any time between the date hereof and the closing of the Equal APA. In addition, it is necessary to establish an orderly and fair process by which the Debtors and the counterparties to the Assigned Contracts can establish the cure obligations, if any, necessary to be paid under section 365 of the Bankruptcy Code, and by which contract counterparties can request additional information regarding adequate assurance of future payment.
     57. With respect to the Assigned Contracts that the Debtors are proposing to assume and assign pursuant to this Motion, as part of the Sale Notice, the Debtors will provide notice to all counterparties to the Assigned Contracts notifying such parties that their contracts are being assumed and assigned under the Equal APA. Further, as part of the Sale Notice, the Debtors will provide notice to those parties of cure amounts (the “Cure Amounts”), if any, that may be owing under those contracts.
     58. The Debtors will serve the Sale Notice on or around April 25, 2011 on the following entities (the “Notice Parties”):
A.	all parties entitled to receive notice as of the date hereof pursuant to Bankruptcy Rule 2002(a)(2);

B.	all parties known to the Debtors who have an interest in or rights to the Purchase Properties;

C.	all entities who have recorded in the public record any lien, interest or encumbrance in or upon the Purchase Properties;

D.	all parties to the Debtors’ executory contracts, unexpired leases and real property easements (as and when identified) that will be assumed and assigned in connection with the sale of the Purchase Properties;

E.	the Office of the United States Trustee for the District of Delaware;

F.	all taxing authorities having jurisdiction over any of the Purchase Properties, including the Internal Revenue Service;

G.	counsel for the Creditors’ Committee;

H.	counsel for the agents for the Debtors’ prepetition secured lenders;

I.	all persons known or reasonably believed to have expressed an interest in acquiring the Purchase Properties; and

J.	counsel for Equal.
     59. Attached as Exhibit 1 to the Sale Notice is a schedule of all Assigned Contracts and related Cure Amounts, to the extent applicable. Accordingly, parties to the Assigned Contracts are on proper notice of the proposed assumption and assignment to Equal of such contracts.
     60. The Debtors request that their services of the Sale Notice on the Notice Parties be deemed adequate and sufficient. The Debtors submit that the notice procedures herein comply fully with Bankruptcy Rule 2002 and are reasonably calculated to provide timely and adequate notice of the sale, the Cure Amounts and the hearing on this Motion to the Debtors’ creditors and other parties in interest that are entitled to notice of the sale, as well as to those parties who have expressed an interest, or may express an interest, in bidding on the Purchase Properties.

     61. In addition, the Sale Notice is sufficient to provide notice to counterparties to the Debtors’ prepetition exceutory contracts to be assumed and assigned to Equal under the Equal APA. The Sale Notice identifies the Assigned Contracts to be assumed and assigned, as well as the Cure Amount.
     62. The Debtors request that any counterparty to an Assigned Contract that wishes to obtain adequate assurance information regarding Equal must notify the Debtors in writing at: (a) Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654, Attn: Paul Wierbicki, e-mail: paul.wierbicki@kirkland.com; and North American Petroleum Corporation USA, 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott, on or before May 10, 2011 at 4:00 p.m. (prevailing Eastern Time) (the “Request for Adequate Assurance”). The Request for Adequate Assurance must include an e-mail address or postal address for overnight courier delivery to which a response to such information request can be sent.
     63. If a counterparty to an Assigned Contract timely submits a Request for Adequate Assurance, the Debtors shall serve such party with any non-confidential information relating to adequate assurance received by the Debtors by e-mail or overnight delivery on or before May 12, 2011. A counterparty to an Assigned Contract that timely submits a Request for Adequate Assurance shall have until May 16, 2011 at 4:00 p.m. (prevailing Eastern Time) by which to file an objection to adequate assurance of future performance by any of the bidders. If a counterparty to an Assigned Contract does not timely submit a Request for Adequate Assurance, does not timely object to adequate assurance of future performance by Equal on or before May 16, 2011 at 4:00 p.m. (prevailing Eastern Time), this Court may enter an order forever barring such counterparty to an Assigned Contract from objecting to adequate assurance of future performance.

     64. Except as may otherwise be agreed to by the parties to an Assigned Contract, at or prior to the closing of the sale of the Purchase Properties, Equal and the Debtors shall each pay their share, as set forth in the Equal APA, in curing those defaults under the Assigned Contracts that need to be cured in accordance with section 365(b) of the Bankruptcy Code, by (a) payment of the undisputed Cure Amounts or (b) reserving amounts with respect to the disputed Cure Amounts.
(iv)	Assignment Permitted, Notwithstanding Anti-Assignment Provisions
     65. To assist in the assumption, assignment and sale of the Assigned Contracts and the Purchase Properties, the Debtors also request that the Court enter an order providing that anti-assignment provisions therein under applicable law shall not restrict, limit or prohibit the assumption, assignment and sale of the Assigned Contracts and are deemed and found to be unenforceable anti-assignment provisions under sections 105(a) or 365(f) of the Bankruptcy Code.
     66. Section 365(f)(1) of the Bankruptcy Code permits a debtor to assign unexpired leases and contracts free from such anti-assignment restrictions:
[N]otwithstanding a provision in an executory contract or unexpired lease of the debtor, or in applicable law, that prohibits, restricts, or conditions the assignment of such contract or lease, the trustee may assign such contract or lease under paragraph (2) of this subsection.
11 U.S.C. § 365(f)(l).
     67. Section 365(f)(l), by operation of law, invalidates provisions or applicable law that prohibit, restrict, or condition assignment of an executory contract or unexpired lease. See, e.g., Coleman Oil Co., Inc. v. Circle K Corp. (In re Circle K Corp.), 127 F.3d 904, 910-11 (9th Cir. 1997) (“no principle of bankruptcy or contract law precludes us from permitting the Debtors here to extend their leases in a manner contrary to the leases’ terms, when to do so will effectuate the purposes of section 365”), cert. denied, 522 U.S. 1148 (1998). Section 365(f)(3) goes beyond the scope of section 365(f)(l) by prohibiting enforcement of any clause creating a right to modify or terminate the contract or lease upon a proposed assumption or assignment thereof. See, e.g., In re Jamesway Corp., 201 B.R. 73 (Bankr. S.D.N.Y. 1996) (section 365(f)(3) prohibits enforcement of any lease clause creating a right to terminate a lease because it is being assumed or assigned, thereby indirectly barring assignment by debtor; all lease provisions, not merely those entitled anti-assignment clauses, are subject to court’s scrutiny regarding anti-assignment effect).
     68. Other courts have recognized that provisions that have the effect of restricting assignments cannot be enforced. See In re Rickel Home Centers, Inc., 240 B.R. 826, 831 (D. Del. 1998) (“In interpreting Section 356(f) [sic], courts and commentators alike have construed the terms to not only render unenforceable lease provisions which prohibit assignment outright, but also lease provisions that are so restrictive that they constitute de facto anti-assignment provisions.”). Similarly, in In re Mr. Grocer, Inc., the court noted that:
[the] case law interpreting § 365(f)(1) of the Bankruptcy Code establishes that the court does retain some discretion in determining that lease provisions, which are not themselves ipso facto anti-assignment clauses, may still be refused enforcement in a bankruptcy context in which there is no substantial economic detriment to the landlord shown, and in which enforcement would preclude the bankruptcy estate from realizing the intrinsic value of its assets.
77 B.R. 349, 354 (Bankr. D.N.H. 1987).
     69. Thus, the Debtors request that any anti-assignment provisions or applicable law be deemed not to restrict, limit or prohibit the assumption, assignment and sale of the Assigned Contracts and be deemed and found to be unenforceable anti-assignment provisions under the Bankruptcy Code pursuant to sections 105(a) and 365(f) of the Bankruptcy Code.

E.	The Debtors Will Retain or Have Reasonable Access to their Business Records to Administer Their Chapter 11 Cases
     70. Pursuant to Section 7.5 of the Equal APA:
For a period of twenty-four (24) months after the Closing Date (the “Transition Period”), each Party and their respective representatives and successors, and the Creditors’ Committee or any other official committee of unsecured creditors of Sellers or their designee, shall have reasonable access to, and each shall have the right to photocopy, all books and records relating to the Properties, in the possession of the other Party to the extent that such access may reasonably be required by such Party in connection with matters relating to or affected by the operation of the Properties. During the Transition Period, and only to the extent that Purchaser’s operation of the Properties is not interrupted in any material respect, Purchaser agrees to provide Sellers, during ordinary business hours and upon reasonable notice and at any Sellers’ request, with reasonable access to employees of Purchaser for purposes of winding down the estate of Sellers. Such access shall be afforded by the Party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (i) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any Party or its affiliates (ii) no Party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (iii) no Party need supply the other Party with any information which such party is under a legal obligation not to supply. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 7.5. If the Party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration the Transition Period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity at such other Party’s expense, to segregate and remove such books and records as such other Party may select.
     71. As such, the Debtors will have adequate access to their books and records for purposes of administering their estates.8

[8]	See Local Bankruptcy Rule 6004-l(b)(iv)(J).

III. Relief Under Bankruptcy Rules 6004(h) and 6006(d) is Appropriate
     72. Bankruptcy Rule 6004(h) provides that an “order authorizing the use, sale, or lease of property ... is stayed until the expiration of 14 days after entry of the order, unless the court orders otherwise.” Fed. R. Bankr. P. 6004(h). Additionally, Bankruptcy Rule 6006(d) provides that an “order authorizing the trustee to assign an executory contract or unexpired lease... is stayed until the expiration of 14 days after the entry of the order, unless the court orders otherwise.” Fed. R. Bankr. P. 6006(d). The Debtors request that any order approving the Equal APA and the assumption and assignment of the Assigned Contracts be effective immediately by providing that the 14-day stays under Bankruptcy Rules 6004(h) and 6006(d) are waived. 9
     73. The purpose of Bankruptcy Rules 6004(h) and 6006(d) is to provide sufficient time for an objecting party to appeal before an order can be implemented. See Advisory Committee Notes to Fed. R. Bankr. P. 6004(h) and 6006(d). Although Bankruptcy Rules 6004(h) and 6006(d) and the Advisory Committee Notes are silent as to when a court should “order otherwise” and eliminate or reduce the 14-day stay period, the leading treatise on bankruptcy suggests that the 14-day stay period should be eliminated to allow a sale or other transaction to close immediately “where there has been no objection to the procedure.” 10 Collier on Bankruptcy ¶ 6004.10 (15th rev. ed. 2006). Furthermore, Collier’s suggests that if an objection is filed and overruled, and the objecting party informs the court of its intent to appeal, the stay may be reduced to the amount of time actually necessary to file such appeal. Id.
     74. To maximize the value received for the Purchase Properties, the Debtors seek to close the sale as soon as possible after the hearing on the Motion. Absent an expedient hearing

[9]	See Local Bankruptcy Rule 6004-1(b)(iv)(O).

on, approval and closing of the sale, the Debtors will continue to incur extensive costs associated with further administering the chapter 11 cases and preserving their operational assets. The sooner the Equal APA is allowed the close the sooner the Debtors will be in a position to submit a chapter 11 plan and emerge from bankruptcy. Time further spent in bankruptcy will, in contrast, result in further incurrence of fees and expenses. Moreover, the Equal APA is inextricably linked to the Settlement Agreement, which by its terms must close on or before June 1, 2011. Accordingly, the Debtors hereby request that the Court waive the 14-day stay period under Bankruptcy Rules 6004(h) and 6006(d) or, in the alternative, if an objection to the sale is filed, reduce the stay period to the minimum amount of time needed by the objecting party to file its appeal.
Notice
     75. Notice of this motion has been given to the following parties or, in lieu thereof, to their counsel, if known: (a) the Office of the United States Trustee for the District of Delaware; (b) the co-agents for the Debtors’ prepetition secured lenders; (c) Equal; (d) the Lenders; (e) the Creditors’ Committee; (f) the Internal Revenue Service; (g) the Securities Exchange Commission; (h) the Delaware Secretary of State; (i) the Delaware Secretary of the Treasury; and (j) all entities that have filed a request for service of filings in the chapter 11 cases pursuant to Bankruptcy Rule 2002. The Debtors submit that, in light of the nature of the relief requested, no other or further notice need be given.

     WHEREFORE, the Debtors respectfully request entry of an order, substantially in the form attached hereto as Exhibit A, authorizing the Debtors to enter into, and approving, the Settlement Agreement and the Equal APA and granting such other and further relief as is just and proper.

Dated: April 25, 2011	/s/ DOMENIC E. PACITTI
KLEHR HARRISON HARVEY BRANZBURG LLP
Domenic E. Pacitti (DE Bar No. 3989)
919 Market Street, Suite 1000
Wilmington, Delaware 19801-3062
Telephone: (302) 426-1189
Facsimile: (302) 426-9193

- and-

Morton Branzburg (admitted pro hac vice)
1835 Market Street, Suite 1400
Philadelphia, Pennsylvania 19103
Telephone: (215) 569-2700
Facsimile: (215) 568-6603

-and-

KIRKLAND & ELLIS LLP
David R. Seligman, P.C. (admitted pro hac vice)
Ryan Blaine Bennett (admitted pro hac vice)
Paul Wierbicki (admitted pro hac vice)
300 North LaSalle
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

EXHIBIT A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
NORTH AMERICAN PETROLEUM	)	Case No. 10-11707 (CSS)
CORPORATION USA, et al.,[1]	)
)
Debtors.	)	Jointly Administered
)
Re Docket No.

ORDER APPROVING SETTLEMENT AGREEMENT AND ASSET TRANSFER
     Upon the motion (the “Motion”)2 of the above-captioned debtors and debtors in possession (collectively, the “Debtors”) for the entry of an order (this “Order”) authorizing the Debtors to enter into, and approving, the Settlement Agreement and the Equal APA (collectively, the “Agreements”), all as more fully set forth in the Motion; and it appearing that the relief requested is in the best interests of the Debtors’ estates, their creditors, and other parties in interest; and the Court having jurisdiction to consider the Motion and the relief requested therein pursuant to 28 U.S.C. §§ 157 and 1334; and consideration of the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. § 157(b); and venue being proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409; and after due deliberation and sufficient cause appearing therefor,

[1]	The Debtors in the above-captioned chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or Canadian corporation number, include: North American Petroleum Corporation USA (9766); Prize Petroleum LLC (2460); and Petroflow Energy Ltd. (517-5). The location of the Debtors’ corporate headquarters and the Debtors’ service address is: 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott.

[2]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Motion.

     IT IS HEREBY FOUND AND DETERMINED THAT:
     A. Notice of the Motion was good, sufficient, and appropriate under the particular circumstances, and no other or further notice of the Motion or the Settlement Agreement or the Equal APA, is or shall be required. A reasonable opportunity to object or be heard with respect to the Motion and the relief requested therein has been afforded to all interested persons and entities.
     B. As demonstrated by the testimony and other evidence in the Roy Declaration and adduced at the Hearing and the representations of counsel made on the record at the Hearing, (i) the relief requested in the Motion and entry into the Agreements are in the best interests of the Debtors, their estates, and creditors (ii) the terms of the Settlement Agreement satisfy the requirements of Fed. R. Bankr. P. 9019, (iii) the settlement and compromise embodied in and contemplated by the Agreements is within the range of reasonableness, and (iv) the Debtors’ entry into the Agreements constitutes a valid and sound exercise of the Debtor’s business judgment pursuant to Bankruptcy Code § 363(b).
     C. The Debtors have full corporate power and authority to execute and deliver the Agreements and all other documents contemplated thereby, and no further consents or approvals are required, except as otherwise set forth in the Settlement Agreement or the Equal APA, as applicable.
     D. This Order constitutes a final and appealable order within the meaning of 28 U.S.C. § 158(a). To any extent necessary under Bankruptcy Rule 9014 and Rule 54(b) of the Federal Rules of Civil Procedure as made applicable by Bankruptcy Rule 7054, the Court expressly finds that there is no just reason for delay in the implementation of this Order, and expressly directs entry of judgment as set forth herein.

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     E. The Purchase Properties constitute property of the Debtors’ estate and title thereto is vested in the Debtors’ estate within the meaning of section 541(a) of the Bankruptcy Code.
     F. Due, proper, timely, adequate, and sufficient notice of the assumption and assignment of the Assigned Contracts and the Assumed Liabilities has been provided in accordance with Bankruptcy Rules 2002, 6004, 6006, 9006, 9007, 9008 and 9014, Local Rule 6004-1, (ii) such notice was good and sufficient, and appropriate under the circumstances, and (iii) no other or further notice shall be required.
     G. Good and sufficient reasons for approval of the Agreements and the sale of the Purchase Properties pursuant to the Equal APA have been demonstrated and articulated in the record. The relief requested in the Motion is within the reasonable business judgment of the Debtors, and is in the best interests of the Debtors, their estates, their creditors and other parties in interest. The Debtors have demonstrated both (i) good, sufficient, and sound business purpose and justification and (ii) compelling circumstances for the entry into the Agreements and the consummation of the sale of the Purchase Properties pursuant to section 363(b) of the Bankruptcy Code.
     H. The negotiations among Equal, Lenders and the Debtors regarding the Agreements were non-collusive, in good faith, and substantively and procedurally fair to all parties. The Debtors, Lenders and Equal thoroughly negotiated the terms and conditions of the Agreements in good faith and at arm’s length, Equal and Lenders have entered into the Agreements to which they are parties in good faith, and Equal is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code entitled to the protections and immunities afforded thereby. None of the Debtors, Lenders or Equal have engaged in any conduct that would prevent the application of section 363(m) of the Bankruptcy Code or cause the application

3

of, or implicate, section 363(n) of the Bankruptcy Code to the Agreements, or to otherwise prevent the consummation of the Agreements and sale of the Purchase Properties. In the absence of a stay pending appeal, Equal and Lenders will be acting in good faith within the meaning of section 363(m) of the Bankruptcy Code in closing the transactions set forth in the Agreements at any time after the entry of this Order. Neither Equal nor Lenders is an “insider” of any of the Debtors, as that term is defined in section 101 of the Bankruptcy Code.
     I. The transfer of the Purchase Properties together with the Assumed Liabilities pursuant to the Equal APA is a legal, valid, and an effective transfer of good and marketable title of such property and vests, or will vest, Equal with all of the Debtors’ right, title, and interest in the Purchase Properties, free and clear of all liens, claims, encumbrances and other interests of any kind or nature, because one or more of the standards set forth in sections 363(f)(l)-(5) of the Bankruptcy Code have been satisfied.
     J. Equal would not have entered into the Equal APA and would not consummate the transactions contemplated thereby, thus adversely affecting the Debtors, their estates, and their creditors, if either (i) the sale, including, without limitation, the assignment of the Assigned Contracts to Equal, was not free and clear of all liens, claims and encumbrances and other interests of any kind or nature whatsoever, except those expressly assumed by Equal in the Equal APA, or (ii) Equal would, or in the future could, be liable for any of such liens, claims, encumbrances and other interests, including, but not limited to, rights of setoff and any claims against Equal based upon successor or vicarious liability or otherwise.
     K. Lenders would not have consented to the sale of the Purchase Properties to Equal pursuant to the Equal APA free and clear of all liens, claims, encumbrances and other interests of

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Lenders absent the simultaneous delivery to Lenders of the Debtor Payment Amount and the Lender Tax Rebate Assignment under the Settlement Agreement.
     L. Subject to the simultaneous delivery to Lenders of the Debtor Payment Amount and the Lender Tax Rebate Assignment (as those terms are defined in the Settlement Agreement), the Debtors may sell the Purchase Properties to Equal free and clear of all liens, claims, encumbrances and other interests of any kind or nature whatsoever, except as otherwise provided in the Equal APA, because, in each case, one or more of the standards set forth in 11 U.S.C. § 363(f)(l)-(5) has been satisfied. Those parties with interests in the Purchase Properties who did not object, or who withdrew their objections, to the sale or the Motion are deemed to have consented to the sale pursuant to sections 363(f)(2) and 365 of the Bankruptcy Code. Those parties with interests in the Purchase Properties who did object fall within one or more of the other subsections of 363(f) and 365 of the Bankruptcy Code. Accordingly, all persons having such liens, claims, encumbrances and other interests of any kind or nature whatsoever against or in any of the Purchase Properties, shall be forever barred, estopped and permanently enjoined from pursuing or asserting such liens, claims, encumbrances and other interests against the Purchase Properties, Equal or any of its assets, property, successors or assigns, and subject to Debtors’ performance of their obligations to Lenders under the Settlement Agreement, and without limiting such obligations, all persons having such liens, claims, encumbrances and other interests of any kind or nature constituting Assumed Liabilities shall be forever barred, stopped and permanently enjoined from pursuing or asserting such liens, claims, encumbrances and other interests against the Debtors.

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     M. The Debtors have demonstrated that the assumption and assignment of the Assigned Contracts is an exercise of their sound business judgment and is in the best interests of the Debtors, their estates, their creditors and other parties in interest.
     N. The Debtors may assume each Assigned Contract and assign each of them to Equal pursuant to sections 363 and 365 of the Bankruptcy Code and this Order notwithstanding any anti-assignment clause or other similar provision in the Assigned Contract or any legal restriction applicable thereto, as provided by the Bankruptcy Code, including, without limitation, sections 105, 363 and 365(f) thereof. The assumption and assignment of the Assigned Contracts is in the best interest of the Debtors and their estates, creditors and other parties in interest, representing the reasonable exercise of sound and prudent business judgment by the Debtors.
     O. The occurrence of a closing under the Equal APA is expressly subject to and conditioned upon the simultaneous delivery to Lenders of the Debtor Payment Amount and the Lender Tax Rebate Assignment under and in accordance with the terms of the Settlement Agreement.
     P. The Debtors have provided proper and sufficient notice of the proposed assignment and assumption of the Assigned Contracts, including the Cure Amounts. Such notice was sufficient to provide all such parties an opportunity to object. All parties that have not objected to the sale, including, without limitation, the transfer and assignment of the Purchase Properties, the Assumed Liabilities and the Assigned Contracts to Equal, are deemed to consent to such transfer and assignment and to the corresponding Cure Amounts listed on the schedule of Assigned Contracts annexed as Exhibit 1 to the Sale Notice.
     Q. The Debtors shall be authorized to consummate the sale notwithstanding any objection related to disputed Cure Amounts. Equal and the Debtors have provided evidence of

6

adequate assurance of future performance by Equal under the Assigned Contracts. Equal has demonstrated that it has the financial wherewithal to fully perform and satisfy the obligations under the Assigned Contracts as required by sections 365(b)(l)(C) and 365(f)(2)(B) of the Bankruptcy Code.
     R. Equal (i) has cured, or has provided adequate assurance of cure, of any default existing prior to the date hereof under any of the Assigned Contracts, within the meaning of 11 U.S.C. § 365(b)(l)(A), and (ii) has provided compensation or adequate assurance of compensation to any party for any actual pecuniary loss to such party resulting from a default prior to the date hereof under any of the Assigned Contracts, within the meaning of 11 U.S.C. § 365(b)(l)(B).
     S. The Cure Amounts, if any, set forth on Exhibit 1 to the Sale Notice with respect to each Assigned Contract are the sole amounts necessary under sections 365(b)(1)(A) and (B) and 365(f)(2)(A) of the Bankruptcy Code to cure all defaults and pay all actual pecuniary losses under the Assigned Contracts.
     T. Time is of the essence in consummating the Agreements. In order to maximize the value of the Purchase Properties, it is essential that the sale and a closing under the Agreements occur promptly, and in all events on or before June 1, 2011. Accordingly, there is cause to waive the stays contemplated by Bankruptcy Rules 6004 and 6006.
     NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:
     1. The Motion is granted.

7

     2. All objections to the Motion and to entry of this Order and the relief provided herein that have not been withdrawn, and all reservations of rights included therein, are hereby overruled on the merits.
     3. The Settlement Agreement, including, without limitation, the related documents, transactions and releases set forth therein, and all terms and conditions contained therein, are hereby approved in all respects pursuant to Bankruptcy Rule 9019 and Bankruptcy Code section 363. The Debtors, Lenders and Equal, and their affiliates, officers, directors, employees and agents, are authorized and directed to immediately take such actions are necessary or appropriate to consummate and implement the Settlement Agreement.
     4. The Equal APA (including, without limitation, all of the related documents, exhibits, schedules, lists and agreements), all of the terms and conditions thereof and the transactions contemplated thereby are hereby approved in their entirety.
     5. The occurrence of the Closing under and as defined in the Equal APA, and the Sale of the Purchase Properties to Equal under the Equal APA, are expressly subject to and conditioned upon the terms of the Settlement Agreement and the simultaneous delivery to Lenders of the Debtor Payment Amount and the Lender Tax Rebate Assignment. The transfer to the Lenders of the Debtor Payment Amount and the Lender Tax Rebate Assignment shall be free and clear of all liens, claims, encumbrances and other interests pursuant to and in accordance with section 363(f) of the Bankruptcy Code, and shall be irrevocable and indefeasible.
     6. The Sale Notice, attached as Exhibit B to the Motion, is approved and the Debtors are authorized to serve such notice upon the Notice Parties and such services shall be deemed sufficient and adequate notice of the Motion, the proposed assumption and assignment of the

8

Assigned Contracts, the Cure Amounts and all transactions contemplated to be undertaken in the Agreements.
     7. The sale of the Purchase Properties to Equal is approved pursuant to sections 105, 363 and 365 of the Bankruptcy Code, and the Debtors and Equal and their affiliates, officers, directors, employees and agents are authorized and directed to immediately take such actions as are necessary or appropriate to consummate and implement the Equal APA. The terms and conditions of the Equal APA are hereby approved in all respects.
     8. The transfer of assets pursuant to the Agreements shall be free and clear of all liens, claims, encumbrances, and other interests in accordance with section 363(f) of the Bankruptcy Code, with Lenders’ liens, claims, encumbrances and other interests attaching to the proceeds of the sale to Equal under the Equal APA and being satisfied and released upon Lenders’ irrevocable and indefeasible receipt of the Debtor Payment Amount and the Lender Tax Rebate Assignment in accordance with the provisions of the Settlement Agreement.
     9. The transfer of assets pursuant to the Agreements is in “good faith” within the meaning of section 363(m) of the Bankruptcy Code and, as such, Equal and Lenders are entitled to all of the protections afforded thereby in the event of a reversal or modification on appeal of this Order.
     10. None of the Debtors, Lenders or Equal has engaged in any conduct that would cause or permit all or any part of the transfer or any obligation of the Debtors under the Settlement Agreement or the Equal APA to be avoided under section 363(n) of the Bankruptcy Code.
     11. Pursuant to sections 105(a) and 365 of the Bankruptcy Code, and subject to and conditioned upon the consummation of the sale of the Purchase Properties, the Debtors’

9

assumption and assignment to Equal of the Assigned Contracts is hereby approved, and the requirements of section 365(b)(l) of the Bankruptcy Code with respect thereto are hereby deemed satisfied.
     12. Pursuant to section 365(k) of the Bankruptcy Code, the Debtors and their respective estates shall be relieved from any liability for any breach of an Assigned Contract after such assignment to and assumption by Equal.
     13. Each nondebtor party to an Assigned Contract hereby is forever barred, estopped, and permanently enjoined from asserting against the Debtors or Equal, or the property of any of them, any default existing as of the date of the entry of this Order, whether declared or undeclared or known or unknown; or, against Equal, any counterclaim, defense, setoff or any other claim asserted or assertable against the Debtors.
     14. Any provision or other legal restriction limiting the assignment or transfer of any of the Assigned Contracts or other Purchase Properties shall be null, void and of no force and effect in connection with the assignment or transfer to Equal.
     15. To the extent that this Order is inconsistent with any prior order of this Court or pleading with respect to the Motion in these chapter 11 cases, the terms of this Order shall govern.
     16. The Debtors, Equal and the Lenders are authorized to perform any and all acts, execute and deliver all documents and consummate and implement all instruments that are necessary or appropriate to implement the Agreements.
     17. All entities that are in possession of some or all of the assets transferred pursuant to the Equal APA are directed to surrender possession of such assets at the Closing (as defined in the Equal APA), or such other time as Equal may reasonably require.

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     18. Except as otherwise expressly provided for in this Order or the Agreements, Equal shall not have any debt, liability or other obligation of, or claims against, the Debtors or their Estates arising under or related to any of the assets acquired under the Equal APA.
     19. On or before ten (10) days after the occurrence of the Closing under and as defined in the Equal APA (the “Deadline”), all persons and entities asserting or holding liens, claims, encumbrances and other interests in the assets transferred pursuant to the Equal APA shall execute such documents and take all other actions as may be necessary or appropriate to release any and all such liens, claims, encumbrances and other interests on such assets, if any, as provided for herein, as such liens, claims, encumbrances and other interests may have been recorded or may otherwise exist. Equal shall prepare such documents for review and comment by any persons and entities asserting or holding such liens, claims, encumbrances and other interests. If any person or entity which has filed statements or other documents or agreements evidencing a lien, claim, encumbrance or other interest on all or any portion of the assets transferred pursuant to the Equal APA shall not have delivered to Equal on or before the Deadline, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of liens and easements, and any other documents necessary for the purpose of documenting the release of all liens, claims, encumbrances and other interests which the person or entity has or may assert with respect to all or any portion of the assets transferred pursuant to the Equal APA, Equal is hereby authorized, to execute and file such statements, instruments, releases and other documents on behalf of such person or entity with respect to the he assets transferred pursuant to the Equal APA. A certified copy of this Order may be filed with the appropriate clerk and/or recorded with the recorder to evidence the

11

release, cancellation and discharge of any of the liens, claims, encumbrances and other interests of record as against any of the assets transferred pursuant to the Equal APA.
     20. This Order is and shall be binding upon and govern the acts of all persons and entities, including, without limitation, all Governmental Entities, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any lease; and each of the foregoing persons and entities is hereby directed to accept for filing any and all of the documents and instruments necessary and appropriate to consummate the transactions contemplated by the Equal APA.
     21. Effective upon the occurrence of the Closing (as defined in the Equal APA), all persons and entities, including any successors, assigns or designees of such persons or entities, are forever prohibited and permanently enjoined from commencing or continuing in any manner any action or other proceeding, whether in law or equity, in any judicial, administrative, arbitral or other proceeding against Equal, its successors and assigns, its properties or the assets acquired under the Agreements, with respect to any (a) liens, claims, encumbrances and other interests arising under, out of, in connection with or in any way relating to the assets acquired under the Equal APA, or the operation of the assets acquired under the Equal APA prior to the Closing (as defined in the Equal APA), or (b) successor or transferee liability (whether under federal or state law or otherwise) including, without limitation, the following actions: (i) commencing or continuing in any manner any action or other proceeding against Equal, its successors, assets or

12

properties, (ii) enforcing, attaching, collecting or recovering from Equal, its successors and assigns, or its properties, in any manner, any judgment, award, decree or order entered against the Debtors, (iii) creating, perfecting or enforcing any liens, claims, encumbrances and other interests in the assets acquired under the Equal APA against Equal, its successors and assigns, (iv) asserting any right of setoff, subrogation or recoupment such person or entity has against the Debtors against any obligation due Equal or its successors or assigns, (v) commencing or continuing any action, in any manner or place, that does not comply or is inconsistent with the provisions of this Order or other orders of the Court, or the agreements or actions contemplated or taken in respect thereof, or (vi) revoking, terminating or failing or refusing to issue or renew any license, permit or authorization to operate any of the assets acquired under the Equal APA or conduct any of the businesses operated with the assets acquired under the Equal APA.
     22. All persons and entities are hereby forever prohibited and enjoined from (a) taking any action that would adversely affect or interfere with the ability of the Debtors to sell and transfer the assets transferred pursuant to the Equal APA in accordance with the terms of the Equal APA and this Order, and (b) taking any action that would adversely affect or interfere with the ability of the Equal to acquire, own and operate the assets transferred pursuant to the Equal APA.
     23. Effective upon the occurrence of the Settlement Effective Date (as defined in the Settlement Agreement), all persons and entities, including any successors, assigns or designees of such persons or entities, are forever prohibited and permanently enjoined from commencing or continuing in any manner any action or other proceeding, whether in law or equity, in any judicial, administrative, arbitral or other proceeding against Lenders, their successors and assigns, or the assets acquired by Lenders under the Settlement Agreement, with respect to any

13

(a) liens, claims, encumbrances and other interests arising under, out of, in connection with or in any way relating to the assets acquired by Lenders under the Settlement Agreement, or the use of the assets acquired by Lenders under the Settlement Agreement prior to the Settlement Effective Date (as defined in the Settlement Agreement), or (b) transferee liability (whether under federal or state law or otherwise) including, without limitation, the following actions: (i) commencing or continuing in any manner any action or other proceeding against Lenders, their successors or assets, (ii) enforcing, attaching, collecting or recovering from Lenders, their successors and assigns, in any manner, any judgment, award, decree or order entered against the Debtors, (iii) creating, perfecting or enforcing any liens, claims, encumbrances and other interests in the assets acquired by Lenders under the Settlement Agreement against Lenders, their successors and assigns, (iv) asserting any right of setoff, subrogation or recoupment such person or entity has against the Debtors against any obligation due Lenders or their successors or assigns, or (v) commencing or continuing any action, in any manner or place, that does not comply or is inconsistent with the provisions of this Order or other orders of the Court, or the agreements or actions contemplated or taken in respect thereof.
     24. All persons and entities are hereby forever prohibited and enjoined from (a) taking any action that would adversely affect or interfere with the ability of the Debtors to transfer to Lenders the assets to be transferred to Lenders pursuant to the Settlement Agreement in accordance with the terms of the Settlement Agreement and this Order, and (b) taking any action that would adversely affect or interfere with the ability of Lenders to acquire, own and retain the assets transferred to Lenders pursuant to the Settlement Agreement.
     25. Notwithstanding anything to the contrary in this Order or otherwise, the parties to the Equal APA and the Settlement Agreement do not release (and reserve their rights with

14

respect to) any claim to enforce, or for breach of, the terms of the Equal APA or the Settlement Agreement, and any such claims are not released, compromised or rendered without effect on account of any provision herein or in the Agreements.
     26. Notwithstanding Bankruptcy Rules 6004(h) and 6006(d), to the extent applicable, the Court finds that there is no reason for delay in the implementation of this Order and, thus, this Order shall be effective and enforceable immediately upon entry. The Debtors and Equal may consummate the Equal APA at any time after entry of this Order by waiving any and all closing conditions set forth in the Equal APA that have not been satisfied and by proceeding to close the sale without any notice to the Court, any pre-petition or post-petition creditor of the Debtors other than Lenders, or any other party in interest. The Debtors, Lenders and Equal may consummate the Settlement Agreement at any time after entry of this Order by waiving any and all closing conditions set forth in the Settlement Agreement that have not been satisfied without any notice to the Court, any pre-petition or post-petition creditor of the Debtors or any other party in interest.
     27. Notwithstanding the provisions of paragraph 17 of this Order, the Debtors and Equal may consummate the Equal APA, and proceed to close on the sale thereunder, prior to this Order becoming final and non-appealable only if Debtors, Lenders and Equal hereafter so agree in writing.
     28. The Court retains jurisdiction with respect to all matters arising from or related to the implementation, interpretation and enforcement of this Order.

Dated:	, 2011
Wilmington, Delaware

The Christopher S. Sontchi
United States Bankruptcy Judge

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EXHIBIT 1

SETTLEMENT AND MUTUAL RELEASE AGREEMENT
     THIS SETTLEMENT AND MUTUAL RELEASE AGREEMENT (as may be amended or modified from time to time, this “Agreement”) is made and entered into as of April 25, 2011, by and among (a) North American Petroleum Corporation USA (“NAPCUS”), Prize Petroleum LLC (“Prize”) and Petroflow Energy Ltd. (“Petroflow,” and collectively with NAPCUS and Prize, the “Debtors”), (b) Texas Capital Bank, N.A. and Compass Bank (collectively with all lenders parties to the Credit Agreement (as defined below) from time to time, the “Lenders”), and (c) Equal Energy US Inc. and Equal Energy Ltd. (collectively, “Equal”). The Debtors, the Lenders and Equal are individually referred to as a “Party” and collectively referred to as the “Parties.”
Recitals
     WHEREAS, Compass Bank, successor in interest to Guaranty Bank, FSB, as administrative agent, and Texas Capital Bank, N.A., as agent, under the Amended and Restated Credit Agreement dated August 22, 2005 (as amended, supplemented or otherwise modified from time to time and as in effect prior to the Petition Date (as defined below), the “Credit Agreement”), by and among NAPCUS and Prize, as borrowers, and the lenders party thereto from time to time;
     WHEREAS, Equal and the Debtors are or were parties to various agreements governing their commercial relationships, including, but not limited to, (a) that certain farmout agreement dated as of March 1, 2006 (the “Farmout Agreement”), (b) that certain joint operating agreement dated as of March 1, 2006 (the “JOA”) and (c) that certain capital recovery agreement dated as of March 1, 2006 (collectively, the “NAPCUS-Equal Agreements”);
     WHEREAS, on May 25, 2010 (the “Petition Date”), NAPCUS and Prize, and on August 20, 2010, Petroflow, each commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);
     WHEREAS, Lenders assert that they maintained secured claims in excess of $102,000,000 against NAPCUS and Prize on the Petition Date on account of all claims arising under the Credit Agreement (collectively, the “Credit Agreement Claims”);
     WHEREAS, on July 15, 2010, (a) the Debtors commenced an adversary proceeding against Equal, which has been docketed with the Bankruptcy Court as N. Am. Petroleum Corp. USA v. Equal Energy U.S. Inc. et al. (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51675 Case No. 10-51624 (CSS) (Bankr. D. Del.) and (b) Lenders commenced an adversary proceeding against the Debtors and Equal, which has been docketed with the Bankruptcy Court as Compass Bank et al. v. N. Am. Petroleum Corp. USA (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51624 Case No. 10-11707 (CSS) (Bankr. D. Del.) (collectively, the “Adversary Proceedings”);
     WHEREAS, on March 16, 2011, the Debtors and Equal executed that certain non-binding letter of understanding (the “Letter of Understanding”) setting forth certain material terms of an agreement regarding the disposition of their disputes, and intend to execute that certain asset purchase agreement (the “Equal APA”), substantially in the form attached hereto as Exhibit A (provided that any change to the Equal APA from that attached hereto must be approved by Lenders), which provides for (a) transfer of certain of the Debtors’ assets to Equal, (b) payment by Equal of $92,500,000 (later increased to $93.5 million by agreement between the Debtors and Equal), less $5,800,000.00 (later reduced to $5,779,929 by agreement between the Parties), an amount asserted by Equal to be owed by the Debtors to Equal for certain joint interest billing statements under the JOA (notwithstanding any orders entered by the Bankruptcy Court in the Adversary Proceedings that affect the JOA), and subject to certain other adjustments as provided in the Equal APA (the funds which at closing of the Equal APA are payable by Equal or are to be released from Escrow Deposit (as defined in the Equal APA) pursuant to Section 10.1 of the Equal APA are referred to herein as the “Equal APA Consideration”), and (c) suspension by the Debtors of any marketing efforts in connection with their assets subject to standard fiduciary obligations;
     WHEREAS, the Parties have agreed to resolve their disputes based on the terms of this Agreement, which includes a mutual release of any and all claims against one another. Lenders will receive $98.0 million in cash (the “Debtor Payment Amount”) and the assignment of certain tax rebates and refunds, in consideration for which, Lenders will release all their liens and deem the Credit Agreement Claims satisfied in full;
     WHEREAS, the Parties agree that the implementation of the various agreements among the Parties are dependent upon one another. Specifically, the closing of the Equal APA is expressly contingent upon Debtors’ and Equal’s simultaneous performance of their obligations hereunder to Lenders. In furtherance thereof the Parties agree that all simultaneous obligations hereunder and under the Equal APA shall be accomplished through the services of an escrow agent (the “Escrow Agent”); and
     WHEREAS, in order to avoid further expense, inconvenience, delay and uncertainty, the Parties, by this Agreement, hereby desire and intend to (a) upon the occurrence of the Settlement Effective Date (as defined below) settle, compromise and dispose of any and all claims and causes of action of every kind and character, known or unknown, existing or contingent, that the Parties have or may have against each other, including without limitation any and all claims and causes of action under the NAPCUS-Equal Agreements, any and all claims and causes of action the Lenders may have against the Debtors on account of or related to the Credit Agreement Claims, and any and all claims and causes of action that were, could have been or could be asserted by the Parties against each other in the Chapter 11 Cases or the Adversary Proceedings and (b) agree to all other terms and provisions contained herein.
Agreements, Covenants and Releases
     NOW THEREFORE, in consideration of the recitals, covenants, agreements, representations, payments, transfers, and releases contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
     (1) Stipulated Amounts. The Parties hereby stipulate that (i) the Lenders’ Credit Agreement Claims and all liens securing the same are valid, perfected, unavoidable, fully

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secured and in an amount of at least $102,000,000, and (ii) the Debtors owe Equal $5,779,929 for certain joint interest billing statements under the JOA.
     (2) Escrow Agent. Bank of Oklahoma shall serve as Escrow Agent under this Agreement. Any fees due to Escrow Agent shall be born equally by Lenders, Debtors, and Equal. The Parties instruct the Escrow Agent to accept the various documents and funds required to be delivered by the Parties pursuant hereto and by Equal and Debtors pursuant to the Equal APA and, upon receipt of all necessary documents and funds, to deliver them as directed herein and by the Equal APA.
     (3) Closing of Equal APA. On the date of closing of the Equal APA (the “Equal APA Closing Date”), which shall occur simultaneously with the occurrence of the Settlement Effective Date hereunder, and as set forth in and pursuant to the Equal APA, Equal and Debtors will take certain actions regarding, among other things, the transfer by Debtors to Equal of the Purchase Properties, as defined in the Equal APA, and the payment therefore by Equal. One of the actions required of Debtors at closing of the Equal APA is that the Debtors shall transfer and assign to Equal 30% of their rights to certain state tax refunds and rebates, by execution and delivery of the Assignment of Tax Rebate Interest attached as Exhibit C to the Equal APA (the “Equal Tax Rebate Assignment”), free and clear of all liens, claims, encumbrances and other interests.
     Notwithstanding anything in the Equal APA to the contrary, the Parties agree that a condition to the closing of the Equal APA shall be the simultaneous closing of this Agreement and, further, agree that the closing of the Equal APA shall be accomplished through the Escrow Agent, that is, any documents or funds required to be delivered by either Equal or Debtors at closing of the Equal APA shall be delivered to the Escrow Agent.
     (4) Consideration from Equal. Equal and the Debtors agree that upon closing of the Equal APA, the Equal APA Consideration shall be indefeasibly and irrevocably paid to the Escrow Agent, free and clear of all liens, claims, encumbrances and other interests (other than any liens or other interests of the Lenders), for the exclusive benefit of Lenders and that each will issue such instructions and take such other actions as shall be necessary to accomplish such result.
     (5) Consideration from Debtors to Lenders. Simultaneously with its execution and delivery of a conveyance of the Purchase Properties pursuant to the Equal APA and in full and final settlement, satisfaction, release and waiver of any and all claims of Lenders against the Debtors, as provided below, including, without limitation, the Credit Agreement Claims: (i) the Debtors shall irrevocably and indefeasibly pay to Lenders, free and clear of all liens, claims, encumbrances and other interests, the difference between the Equal APA Consideration paid to the Escrow Agent for the exclusive benefit of Lenders, and the Debtor Payment Amount, in cash, inclusive of the currently suspended revenues on deposit at Texas Capital Bank, N.A. in the approximate amount of $7.5 million (which suspended revenues shall also be irrevocably and indefeasibly retained by Lenders free and clear of all liens, claims, encumbrances and other interests); (ii) the Debtors shall irrevocably and indefeasibly transfer and assign to Lenders 70% of their rights to certain state tax refunds and rebates, by execution and delivery of the Assignment of Tax Rebate Interest attached hereto as Exhibit B (the “Lenders Tax Rebate

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Assignment”, and together with the Equal Tax Rebate Assignment, the “Tax Rebate Assignments”), free and clear of all liens, claims, encumbrances and other interests; and (iii) Equal and Debtors shall and do hereby irrevocably instruct Escrow Agent to deliver to Lenders, on the Settlement Effective Date, the Equal APA Consideration delivered to the Escrow Agent for the exclusive benefit of Lenders.
     (6) Tax Rebate Assignments. At closing of the Equal APA, the applicable Parties shall execute and deliver the Tax Rebate Assignments to the Escrow Agent for the exclusive benefit of Lenders and Equal respectively.
     (7) Settlement and Releases. Simultaneously with, but effective only upon, the closing of the Equal APA and the delivery to Lenders of all funds and documents required hereby, the Parties each agree that the following mutual release in full and final satisfaction, settlement, release and waiver of claims as stated herein, for which each Party has received good and adequate consideration as set forth herein, shall be effective:
(i)	Effective on the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, the Debtors, and each of their bankruptcy estates, on behalf of themselves, their successors and assigns and any person claiming by, through or under any of them (including without limitation, their respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and all of such entities’ (including the Debtors’) officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors (including the Debtors as reorganized pursuant to a chapter 11 plan and any trustee that may be appointed in the Chapter 11 Cases or any subsequent chapter 7 bankruptcy), predecessors, legal representatives and/or attorneys) (all of whom are sometimes hereinafter individually and collectively referred to as the “Debtor Releasors”), do hereby FULLY RELEASE AND FOREVER DISCHARGE the Lenders and their respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and all of such entities’ officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, independent members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors, predecessors, legal representatives and/or attorneys (all of whom are sometimes hereinafter individually and collectively referred to as the “Lender Releasees”) of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Debtor Releasors now have, ever had, or in the future

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may have or could claim against the Lender Releasees for, upon or by reason of any matter, cause or thing, including specifically, but not limited to, any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, or (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Debtor Releasors (x) do NOT release the Lender Releasees from any obligations, representations and warranties under this Agreement, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement, and (y) do NOT release any claim against the Lender Releasees for breach of the terms of this Agreement;

(ii)	Effective on the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, the Debtor Releasors do hereby FULLY RELEASE AND FOREVER DISCHARGE Equal and its respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and, in their respective capacities as such, all of such entities’ officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, independent members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors, predecessors, legal representatives and/or attorneys (all of whom are sometimes hereinafter individually and collectively referred to as the “Equal Releasees”) of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Debtor Releasors now have, ever had, or in the future may have or could claim against the Equal Releasees for, upon or by reason of any matter, cause or thing, including specifically, but not limited to, any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, or (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Debtor Releasors (x) do NOT release the Equal Releasees from any obligations, representations and warranties under this Agreement and the Equal APA, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement and the Equal APA, (y) do NOT release any claim against the Equal Releasees for breach of the terms of this Agreement or the Equal APA, and (z) do NOT release any owner of either a working interest or leasehold interest, whether a person or entity, other than Equal, in that person’s or entity’s capacity as either a working interest owner or leasehold interest owner, from any claim involving any

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obligation or liability that may now or hereafter be due or owing to the Debtor Releasors;

(iii)	Effective on the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, Equal, on behalf of themselves, their successors and assigns and any person claiming by, through or under any of them (including without limitation, their respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and all of such entities’ officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors, predecessors, legal representatives and/or attorneys (all of whom are sometimes hereinafter individually and collectively referred to as the “Equal Releasors”), do hereby FULLY RELEASE AND FOREVER DISCHARGE the Debtors, and each of their bankruptcy estates, their respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and, in their respective capacities as such, all of such entities’ officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, independent members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors (including the Debtors as reorganized pursuant to a chapter 11 plan), predecessors, legal representatives and/or attorneys (all of whom are sometimes hereinafter individually and collectively referred to as the “Debtor Releasees”) of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Equal Releasors now have, ever had, or in the future may have or could claim against the Debtor Releasees for, upon or by reason of any matter, cause or thing, including specifically, but not limited to, any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, and (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Equal Releasors (x) do NOT release the Debtor Releasees from any obligations, representations and warranties under this Agreement and the Equal APA, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement and the Equal APA, (y) do NOT release any claim against the Debtor Releasees for breach of the terms of this Agreement or the Equal APA, and (z) do NOT release any owner of either a working interest or leasehold interest, whether a person or entity, other than Debtors, in that person’s or entity’s capacity as either a working interest

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owner or leasehold interest owner, from any claim involving any obligation or liability that may now or hereafter be due or owing to the Equal Releasors;

(iv)	As of the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, the Equal Releasors do hereby FULLY RELEASE AND FOREVER DISCHARGE the Lender Releasees of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Equal Releasors now have, ever had, or in the future may have or could claim against the Lender Releasees for, upon or by reason of any matter, cause or thing related to the Debtors, the events, transactions, facts and/or allegations made the subject of the Chapter 11 Cases, the Adversary Proceedings or the NAPCUS-Equal Agreements, including specifically, but not limited to, any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, and (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Equal Releasors (x) do NOT release the Lender Releasees from any obligations, representations and warranties under this Agreement, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement, and (y) do NOT release any claim against the Lender Releasees for breach of the terms of this Agreement;

(v)	Effective on the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, the Lenders, for themselves, their successors and assigns, and any person or entity claims by, through or under any of them (including, without limitation, each of their respective past, present and/or future, direct and/or indirect, parents, subsidiaries, divisions and affiliates, and for, in their respective capacities as such all of such entities’ officers, directors, shareholders, agents, partners, partnerships, joint venturers, members, managers, employees, administrators, representatives, trustees, insurers, assigns, successors, predecessors, legal representatives and/or attorneys) (all of whom are sometimes hereinafter individually and collectively referred to as the “Lender Releasors”), do hereby FULLY RELEASE AND FOREVER DISCHARGE the Debtor Releasees of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or

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other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Lender Releasors now have, ever had, or in the future may have or could claim against the Debtor Releasees for, upon or by reason of any matter, cause or thing, including specifically, but not limited to, any and all claims and causes of action the Lenders may have against the Debtors on account of or related to the Credit Agreement Claims and any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, and (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Lender Releasors (x) do NOT release the Debtor Releasees from any obligations, representations and warranties under this Agreement, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement, and (y) do NOT release any claim against the Debtor Releasees for breach of the terms of this Agreement;

(vi)	Effective on the Settlement Effective Date, and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment, the Lender Releasors do hereby FULLY RELEASE AND FOREVER DISCHARGE the Equal Releasees of and from any and all claims (and any liens asserted with respect to such claims), actions, causes of action and/or liabilities, rights to offset, setoff or recoupment, damages, exemplary damages, attorneys’ fees, costs, interest, or other relief of any kind or character whatsoever, whether sounding in contract or in tort, whether intentional, fraudulent or negligent, whether pursuant to state or federal statute or at common law, whether at law or in equity, whether now known or unknown, suspected or unsuspected, matured or not matured, direct or indirect, fixed or contingent, liquidated or unliquidated, which the Lender Releasors now have, ever had, or in the future may have or could claim against the Equal Releasees for, upon or by reason of any matter, cause or thing related to the events, transactions, facts and/or allegations made the subject of the Chapter 11 Cases, the Adversary Proceedings and the NAPCUS-Equal Agreements, including specifically, but not limited to, any and all claims or causes of action (i) relating to the Credit Agreement, (ii) that were asserted or could have been asserted in the Chapter 11 Cases or the Adversary Proceedings, and (iii) arising out of any act, occurrence, transaction, or omission occurring at any time prior to the Settlement Effective Date; EXCEPT THAT, the Lender Releasors (x) do NOT release the Equal Releasees from any obligations, representations and warranties under this Agreement, which shall ONLY be released, satisfied or discharged in accordance with the terms of this Agreement, and (y) do NOT release any claim against the Equal Releasees for breach of the terms of this Agreement;

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(vii)	Effective on the Settlement Effective Date and Lenders’ irrevocable and indefeasible receipt, free and clear of all liens, claims, encumbrances and other interests, of the Debtor Payment Amount and the Lenders’ Tax Rebate Assignment the Lenders release any and all liens, claims, encumbrances and other interests against the assets conveyed by the Debtors pursuant to the Equal APA, with any and all such liens, claims, encumbrances and other interests in favor of Lenders against such assets attaching to the Equal APA Consideration and any other consideration paid or payable by Equal to Debtors;

(viii)	IT IS THE EXPRESS INTENTION OF THE PARTIES THAT THE RELEASES GRANTED HEREIN SHALL FULLY RELEASE, WITHOUT LIMITATION, ANY AND ALL OF THEIR CLAIMS AGAINST EACH OTHER BASED UPON OR ARISING OUT OF ANY CONDUCT, ACTS, OMISSIONS OR ALLEGED VIOLATIONS OF LAW IN ANY FORM OR FASHION RELATED TO THE EVENTS, TRANSACTIONS, FACTS AND/OR ALLEGATIONS MADE THE SUBJECT OF THE CHAPTER 11 CASES OR THE ADVERSARY PROCEEDINGS, INCLUDING WITHOUT LIMITATION ANY CLAIMS OR CAUSES OF ACTION ARISING FROM THE NEGLIGENCE, THE GROSS NEGLIGENCE, OR THE WILLFUL MISCONDUCT OF ANY OF THE RELEASED PARTIES; and

(ix)	Notwithstanding any other provision of this Agreement, the Parties agree that the releases given herein shall not constitute a release by any of the Parties hereto of any claim to enforce, or for breach of, the terms and provisions of this Agreement.
     (8) Cancellation of Credit Agreement. Simultaneously with but effective only upon, the closing of the Equal APA and the occurrence of the Settlement Effective Date and the irrevocable and indefeasible delivery to Lenders of Debtor Payment Amount and the Lenders’ Tax Rebate Assignment free and clear of all liens, claims, encumbrances and other interests, the Credit Agreement and all instruments, certificates and other documents related thereto shall be cancelled, and all remaining obligations of the Debtors thereunder, or in any way related thereto (other than obligations under this Agreement), shall be waived and released by Lenders. Lenders shall cooperate with the Debtors in, among other things, providing whatever releases of lien or similar documents are reasonably required to effectuate such waivers and releases.
     (9) Covenants Regarding Chapter 11 Plan. The Lenders and Equal shall not object to or oppose: (a) confirmation of any Chapter 11 plan proposed by the Debtors in the Chapter 11 Cases (a “Plan”); or (b) any other action taken by the Debtors in the Chapter 11 Cases; provided that the Plan and any such action taken by the Debtors is consistent with this Agreement, and otherwise does not prevent or delay the Debtors from consummating, all aspects of this Agreement and the Equal APA, and the Debtors are moving forward in good faith toward Bankruptcy Court approval and timely consummation of the Equal APA and this Agreement.
     (10) Bankruptcy Court Approval. The Parties agree that they will seek the entry of an order by the Bankruptcy Court authorizing the implementation of all actions contemplated by this Agreement and the Equal APA. Such order of the Bankruptcy Court shall provide, among

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other things, that all of Lenders’ obligations and the Debtors’ conveyance of assets pursuant to the Equal APA are contingent on Debtors’ simultaneous satisfaction of all of their obligations to Lenders hereunder. Equal and Debtors agree that Debtors will have no obligation to close under the Equal APA nor shall either Debtors or Equal have any right to convey or to accept the conveyance, respectively, of any properties pursuant to the Equal APA or otherwise if Debtors and Equal are unable to fulfill or otherwise do not in fact fulfill all of their obligations under this Agreement, including causing the irrevocable and indefeasible delivery to the Lenders of the Debtor Payment Amount and the fully executed Lenders Tax Rebate Assignment free and clear of all liens, claims, encumbrances and other interests and the granting of the releases specified above, and no such order seeking such authorization shall be proposed by any Party, adopted, or implemented which authorizes the execution or implementation of any agreement between Debtors and Equal that is not so limited. In the event that this Agreement is not approved by the Bankruptcy Court, the Parties shall be restored to their respective positions in the Chapter 11 Case and the Adversary Proceeding. In such event, the terms, provisions, acknowledgements, representations, covenants and/or warranties of this Agreement shall have no further force and effect with respect to the Parties, and shall not be used in any action or proceeding, including, but not limited to, the Chapter 11 Case and the Adversary Proceeding, for any purpose. Equal will fund a deposit in escrow with Escrow Agent equal in amount to 5% of the Purchase Consideration (as defined in the Equal APA) pending approval by the Bankruptcy Court and consummation of this Agreement, which deposit shall be refunded immediately to Equal if an order approving this Agreement has not been entered on or before May 19, 2011.
     (11) Conditions to Closing. The Equal APA shall not close and the Escrow Agent shall not deliver fund or documents unless and until the Escrow Agent is in possession of all funds and documents required to be delivered to Lenders hereunder and has the right and power, to deliver those fund and documents to Lenders. All such deliveries shall be simultaneous. The date of effectiveness of this Agreement (the “Settlement Effective Date”) shall be the date on which all of the following conditions have been satisfied or waived with the written consent of the Parties:
(i)	entry of a final and non-appealable order by the Bankruptcy Court approving this Agreement and the Equal APA and the implementation of all actions contemplated hereby and thereby;

(ii)	execution by the Parties of this Agreement on or before April 25, 2011 (or such later date as the Parties may agree);

(iii)	the stay of the Adversary Proceedings agreed to by the Debtors and Equal in the Letter of Understanding remains in place and is continuing;

(iv)	all documents and funds required for the closing of the Equal APA have been delivered to the Escrow Agent; and

(v)	the Escrow Agent has irrevocably and indefeasibly delivered (i) $98,000,000 in cash and the fully executed Lenders Tax Rebate Assignment to the Lenders and (ii) the fully executed Equal Tax Rebate Assignment to Equal, all free and clear of

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all liens, claims, encumbrances and other interests (other than any liens or other interests of the Lenders).
If the Settlement Effective Date does not occur on or before June 1, 2011, then, unless instructed otherwise by written instruction executed by all Parties, the Escrow Agent shall return all funds and documents to the Party tendering them and the Parties shall be restored to their respective positions in the Chapter 11 Case and the Adversary Proceeding. In such event, the terms, provisions, acknowledgements, representations, covenants and/or warranties of this Agreement shall have no further force and effect with respect to the Parties, and shall not be used in any action or proceeding, including, but not limited to, the Chapter 11 Case and the Adversary Proceeding, for any purpose.
     (12) Dismissal of Adversary Proceedings. No later than one (1) business day after the Settlement Effective Date, the Parties hereby agree to (i) file joint notices in the Adversary Proceedings providing for consensual and mutual dismissal of the Adversary Proceedings with prejudice and (ii) file joint motions in the Chapter 11 Cases and the Adversary Proceedings requesting that the Bankruptcy Court withdraw its (a) “Preliminary Findings of Fact and Conclusions of Law,” dated January 24, 2011, (b) “Findings of Fact and Conclusions of Law,” dated February 18, 2011, and (c) “Order Granting, In Part, Count 1 Of Debtors’ Adversary Proceeding; Denying, In Part, Counts 2 And 7 Of Debtors’ Adversary Proceeding; And Granting, In Part, Equal Energy’s Administrative Claim”, dated March 4, 2011.
     (13) Successors and Assigns. The provisions of this Agreement shall be binding on the Parties, their respective heirs, representatives, successors and assigns or anyone attempting to claim through said Parties, and shall inure to the benefit of the Parties, their respective heirs, representatives, successors and assigns.
     (14) Assignability. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any Party without the prior written consent of the Parties; provided however that the assignability of the Equal APA shall be exclusively governed by the terms of the Equal APA.
     (15) Governing Law. This Agreement and any disputes in connection with, arising from, or relating in any way to this Agreement, or its subject, formation, validity, performance, interpretation or enforcement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, excluding the conflict of laws provisions thereof. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court, or to the extent the Bankruptcy Court does not have subject matter jurisdiction, a state or federal court of competent jurisdiction in the State of Delaware. By execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding. Notwithstanding anything to the contrary in this paragraph 15, the Equal APA shall be governed by the provisions therein.

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     (16) Execution in Counterpart. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature, and shall be binding on the Parties.
     (17) Time is of the Essence. The Parties agree that time is of the essence to both Equal and the Lenders in closing this matter by the Settlement Effective Date, including closing of the Equal APA, the delivery of the fully executed Tax Rebate Assignments to Lenders and Equal, respectively, and the Lenders’ irrevocable and indefeasible receipt of the $98.0 million cash payment on the Settlement Effective Date, and no Party shall have any implied duty to extend the Settlement Effective Date, and each Party may refuse to extend the Settlement Effective Date for any reason or no reason.
     (18) No Third-Party Beneficiary. Nothing in this Agreement, whether express or implied, shall be construed to give any legal or equitable right, remedy, interest or claim under or in respect of this Agreement, to (a) the Lenders with respect to agreements and understandings set forth in this Agreement between, solely, the Debtors and Equal, (b) Equal with respect to agreements and understandings set forth in this Agreement between, solely, the Debtors and the Lenders, and (c) any third parties with respect to any agreements or understandings set forth in this Agreement by, between or among the Parties.
     (19) Compliance With Rule 11. The Parties hereby acknowledge that each of the Parties and their lawyers have acted in accordance with Federal Rule of Civil Procedure 11 and Federal Rule of Bankruptcy Procedure 7011 at all times in both the pursuit and defense of the claims and related defenses in the Chapter 11 Cases and the Adversary Proceedings.
     (20) Consultation With Counsel. The Parties acknowledge that they have consulted with and received advice from such legal counsel and/or other advisors as deemed necessary relative to this matter, including the terms of this Agreement and the advisability of executing this Agreement. Each Party represents and warrants that it/he/she understands the legal effect and content of this Agreement, and is executing same as its/his/her own knowing and voluntary act and deed.
     (21) Agreement Prepared By All Parties. This Agreement has been negotiated and prepared at the mutual request, direction, and construction of all the Parties, at arms’ length, with the advice and participation of legal counsel, and will be interpreted in accordance with its terms without favor to any Party.
     (22) Complete Writing. This Agreement contains the full and complete understanding of the Parties with respect to the settlement contemplated hereby, and no statements, representations, understandings, writings or other communications made prior to the execution of this Agreement, unless expressly contained herein, shall be binding on the Parties; provided however that, to the extent of any conflict between this Agreement and the Equal APA, this Agreement shall control unless and until the Lenders have indefeasibly and irrevocably

12

received $98 million, the Lenders Tax Rebate Assignment, and the releases in favor of Lenders all as provided for in this Agreement. Only after such receipt by Lenders, to the extent of any conflict between this Agreement and the Equal APA the Equal APA shall control. This Agreement shall not work a novation of or, pending the occurrence of the Settlement Effective Date, otherwise affect the Lenders’ and Debtors’ respective rights and obligations under the Credit Agreement or any documents executed in connection therewith.
     (23) Additional Documentation. The Parties agree to execute, acknowledge and deliver to each other such other documents, and to cooperate and exercise all reasonable efforts necessary to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement.
     (24) No Admissions. It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements and obligations contained herein and the consideration transferred is to compromise and settle uncertain claims and claim amounts, to avoid further litigation, and to buy peace. This Agreement is executed for the sole purpose of compromising and settling the matters involved in the Chapter 11 Cases and the Adversary Proceedings, and it is expressly understood and agreed, as a condition hereof, that this Agreement, and the consideration paid in accordance with the terms hereof, shall not constitute, be deemed to be or be construed as an admission of liability by any Party, or to indicate in any degree an admission of the truth or correctness of any of the claims asserted by any Party against any other.
     (25) Parties to Bear Own Costs. Each of the Parties to this Agreement shall pay its own attorneys’ fees and costs arising in connection with the negotiation and preparation of this Agreement, the claims released herein and the Chapter 11 Cases and the Adversary Proceedings.
     (26) Modification. This Agreement may not be changed, modified or amended in any manner whatsoever except in a writing signed by all Parties.
     (27) Authority and Competence to Execute and Settle. Each signatory to this Agreement represents and warrants that such person is duly authorized to bind the Party for whom such person acts. The Parties expressly represent and warrant on behalf of themselves and their heirs, legal representatives, successors, and assigns, that they are legally competent to execute this Agreement and that they do so of their own free will and accord, without reliance on any representation of any kind or character not expressly set forth herein. Each of the Parties represents and warrants that it is the sole legal owner of all right, title, and interest in and to every claim, right or other matter released in this Agreement and that the claims, rights and other matters released in this Agreement have not been assigned, transferred or sold, and are free of any encumbrance.
[Signature Pages Follow]

13

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

North American Petroleum Corporation USA	Texas Capital Bank, N.A.

By:	By:

Its:	Its:

Date:	Date:

Prize Petroleum LLC	Compass Bank

By:	By:

Its:	Its:

Date:	Date:

Petroflow Energy Ltd.	Equal Energy US Inc.

By:	By:

Its:	Its:

Date:	Date:

Equal Energy Ltd.

By:

Its:

Date:

Exhibit A
Equal APA
[See Exhibit 2 to the Order.]

Exhibit B

EXHIBIT “B”
Attached to and made a part of the Settlement and Release Agreement dated April 23, 2011, by and among (a) Assignors (b) Assignee, and (c) Equal and Equal Energy Ltd., each as defined below.

STATE OF OKLAHOMA	§
§
COUNTY OF GRANT	§
ASSIGNMENT OF TAX REBATE INTEREST
This ASSIGNMENT OF TAX REBATE INTEREST (this “Assignment”) dated effective [___], 2011 (“Effective Date”), is from NORTH AMERICAN PETROLEUM CORPORATION USA (“NAPCUS”), PRIZE PETROLEUM LLC (“Prize”) and PETROFLOW ENERGY LTD. (“Petroflow,” and, collectively with NAPCUS and Prize, the “Assignors”), whose addresses are 525 S. Main Street, Suite 1120, Tulsa, OK 74103, to TEXAS CAPITAL BANK, N.A., AND COMPASS BANK (“Assignees”) whose addresses are Texas Capital Bank, N.A., 2000 McKinney Avenue, Suite 700, Dallas, TX 75201, and Compass Bank, 8333 Douglas Ave. Suite 820, Dallas. TX 75225, and EQUAL ENERGY US INC. (“Equal”) whose address is 4801 Gaillardia Parkway, Suite 325, Oklahoma City, Oklahoma 73142. Assignors, Assignees and Equal are individually referred to as a “Party” and collectively referred to as the “Parties.”
WHEREAS, on May 25, 2010, NAPCUS and Prize, and on August 20, 2010, Petroflow, each commenced voluntary cases under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware;
WHEREAS, the Assignees asserted claims in the approximate amount of approximately $101,000,000 against Debtors on the Petition Date;
WHEREAS, on July 15, 2010, (a) the Assignors commenced an adversary proceeding against Equal and Equal Energy Ltd., which has been docketed with the Bankruptcy Court as N. Am. Petroleum Corp. USA v. Equal Energy U.S. Inc. et al. (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51675 Case No. 10-51624 (CSS) (Bankr. D. Del.) and (b) Assignees commenced an adversary proceeding against NAPCUS, Prize and Equal, which has been docketed with the Bankruptcy Court as Compass Bank et al. v. N. Am. Petroleum Corp. USA (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51624 Case No. 10-11707 (CSS) (Bankr. D. Del.); and
WHEREAS, the Parties have agreed to resolve their disputes based on the terms of a Settlement Agreement (“Agreement”). The execution and delivery of this Assignment is made in connection with that Agreement.
NOW THEREFORE, for good and valuable consideration to Assignors in hand paid by Assignees (the receipt and sufficiency of which are hereby acknowledged) and in accordance with the Agreement, the Parties hereby agree as follows:

     1. Definitions. For purposes of this Assignment the following capitalized terms shall have the meanings herein ascribed to them below:
     “Oil and Gas Properties” means oil and gas leases and wells and the related lands identified on Exhibit A, attached hereto.
     “Refunds and Rebates” means all refunds or rebates for production taxes, severance taxes, or any other taxes related to the ownership of the Oil and Gas Properties or production therefrom, including specifically those related to production from horizontal wells, available under Oklahoma law for the period from June 1, 2009, through the Effective Date of this Assignment.
     2. Assignment. Assignors hereby transfer, grant, convey and assign to Assignees 70% of Assignors’ interest in the Refunds and Rebates. The Parties acknowledge that contemporaneously herewith Assignors are executing an assignment to Equal of the remaining 30% of Assignors’ interest in the Refunds and Rebates and agree that such assignment to Equal shall be interpreted consistently herewith without regard to the actual sequence of their execution, with the result that Assignees shall own 70% and Equal shall own 30% of Assignor’s pre-conveyance interest in the Refunds and Rebates. Equal and Assignees hereby assign to each other any interest in the Refunds and Rebates necessary to accomplish the ownership division reflected in the previous sentence.
     3. Application for Refunds and Rebates. Equal shall in the ordinary course of business and with reasonable diligence identify, apply for, and collect all available Refunds and Rebates attributable to Assignors’ interests and make all payments to Assignees without deduction or offset. Equal shall provide a copy of this Assignment to all appropriate governmental authorities and shall request that payments due to Assignees be made directly to Assignees in the proportions designated by Assignees. Despite Equal’s agreement to assign certain interests in the Refunds and Rebates to Assignees, Equal makes no representations or warranties regarding the amount or timing of the Refunds and Rebates being assigned to Assignees, and Assignees expressly acknowledge that Equal (i) shall not be responsible or liable for any failure of the governmental authorities to make payments directly to Equal (ii) has not guaranteed the amount or timing of the Refunds and Rebates or (iii) is under no obligation to pay a sum of Refunds and Rebates in any certain amount that may be anticipated by Assignees, or either of them. Equal shall have no duty to commence administrative or legal action on behalf of Assignee as to any dispute Assignees may have with the governmental authorities concerning or related to the Refunds and Rebates or payment thereof.
     4. Disbursement of Refunds and Rebates. Equal shall disburse all Refunds and Rebates attributable to Assignees’ interest within thirty (30) days of their receipt by Equal.
     5. Further Assurances. Each of the Parties agree the it will promptly execute and deliver such other and further instruments as may reasonably be requested by another Party and do such other and further acts as may be necessary or desirable to carry out more effectively the intent and purposes of this Assignment. Furthermore, in the event that, under applicable federal or state statutes or regulations or by virtue of contractual obligations, a separate assignment is required to be executed by a Party on an approved form or on a separately executed instrument, such separate assignment shall be so executed, on such approved form or on such separate assignment prepared by the requesting Party, in sufficient counterparts to satisfy any such statutory, regulatory or contractual requirements, all without charge to the requesting Party.
     6. Litigation Expense. In the event it becomes necessary for any Party to commence or to become a party to any action or proceeding to enforce the provisions of the Assignment, the court or body before which the same shall be tried shall award to the prevailing party all costs and expenses thereof, including reasonable and documented attorney’s fees, recoverable and documented court costs, and all other reasonable and documented expenses incurred solely in connection therewith.
     7. Complete Writing. This Agreement contains the full and complete understanding of the Parties with respect to the matters covered hereby, and no statements, representations, understandings, writings or other communications made prior to the execution of this Agreement, unless expressly contained herein, shall be binding on the Parties.
     8. Successors and Assigns. The provisions of this Agreement shall be binding on, and shall inure to the benefit of, the Parties, their respective heirs, representatives, successors and assigns or anyone attempting to claim through said Parties.
     9. Invalidity. In the event any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, which other provisions shall remain in full force and effect.
     10. Execution in Counterpart. This Assignment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Assignment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature, and shall be binding on the Parties.
     11. Governing Law. This Agreement and any disputes in connection with, arising from, or relating in any way to this Agreement, or its subject, formation, validity, performance, interpretation or enforcement shall be governed by, construed and enforced in accordance with the laws of the State of Oklahoma, excluding the conflict of laws provisions thereof.
[Signature Pages Follow]

EXECUTED as of the date set out above, but effective as of the Effective Date.

ASSIGNOR:

NORTH AMERICAN PETROLEUM CORPORATION USA

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of North American Petroleum Corporation USA. A Delaware corporation, on behalf of said corporation.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the                 day of                , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.

ASSIGNOR:

PRIZE PETROLEUM LLC

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of Prize Petroleum LLC, on behalf of said limited liability company.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the                 day of                        , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.

ASSIGNOR:

PETROFLOW ENERGY LTD.

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of Petroflow Energy Ltd., on behalf of said limited company.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the               day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.

ASSIGNEE:

EQUAL ENERGY US INC.

By:

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of Equal Energy US Inc., on behalf of said corporation.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the                 day of                , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.

SIGNATORY:

TEXAS CAPITAL BANK, N.A.

By:

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of Texas Capital Bank, N.A., on behalf of said bank.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the                 day of                , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.

SIGNATORY:

COMPASS BANK

By:

By:
Name:
Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                , 2011 by                , the                 of Compass Bank, on behalf of said bank.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the                 day of                , 2011.

NOTARY PUBLIC, State of [ ]

Exhibit A

EXHIBIT “A”
Attached to and made a part of the Assignment of Tax Rebate Interest dated July 1, 2011, by and among (a) Assignors, (b) Assignee and (c) Lenders

Sparta #1-3H	all	3	14N	4E	Lincoln
Bonus #1-4H	all	4	14N	4E	Lincoln
Anthony #1-9H	all	9	14N	4E	Lincoln
Sphinx #1-10H	all	10	14N	4E	Lincoln
Stavros #1-11H	all	11	14N	4E	Lincoln
Vesta #1-14H	all	14	14N	4E	Lincoln
Titan #1-15H	all	15	14N	4E	Lincoln
Chad #1-16H	all	16	14N	4E	Lincoln
Melosa #1-21H	all	21	14N	4E	Lincoln
Cupid #1-22H	all	22	14N	4E	Lincoln
Zephir #1-23H	all	23	14N	4E	Lincoln
Nectar #1-4H	all	4	14N	5E	Lincoln
Crete #1-5H	all	5	14N	5E	Lincoln
Midas #1-8H	all	8	14N	5E	Lincoln
Corinth #1-9H	all	9	14N	5E	Lincoln
Icarus #1-16H	all	16	14N	5E	Lincoln
Venus #1-17H	all	17	14N	5E	Lincoln
Sartain #1-21H	all	21	14N	5E	Lincoln
Erme #1-7H	all	7	15N	4E	Lincoln
Meen #1-8H	all	8	15N	4E	Lincoln
Lubin #1-9H	all	9	15N	4E	Lincoln
Foy #1-10H	all	10	15N	4E	Lincoln
Abo #1-11H	all	11	15N	4E	Lincoln
Gilbert #1-12H	all	12	15N	4E	Lincoln
Brixey #1-13H	all	13	15N	4E	Lincoln
Elizabeth #1-14H	all	14	15N	4E	Lincoln
Greenfield #1-15H	all	15	15N	4E	Lincoln
Balsam #1-16H	all	16	15N	4E	Lincoln
Elmo #1-17H	all	17	15N	4E	Lincoln
Alfred #1-18H	all	18	15N	4E	Lincoln
Canute #1-19H	all	19	15N	4E	Lincoln
Francisco #1-20H	all	20	15N	4E	Lincoln
Abel #1-21H	all	21	15N	4E	Lincoln
Achilles #1-22H	all	22	15N	4E	Lincoln
Xanthus #1-27H	all	27	15N	4E	Lincoln
Abraham #1-28H	all	28	15N	4E	Lincoln

Damascus #1-29H	all	29	15N	4E	Lincoln
Helm #1-33H	all	33	15N	4E	Lincoln
Goddess #1-34H	all	34	15N	4E	Lincoln
Acropolis #1-19H	all	19	15N	5E	Lincoln
Burl #1-20H	all	20	15N	5E	Lincoln
Dorians #1-29H	all	29	15N	5E	Lincoln
Homer 1-32H	all	32	15N	5E	Lincoln
Tiger #1-28H	W/2	28	17N	1E	Logan
Flossie #1-33H	all	33	17N	1E	Logan
Cougar #1-35H	N/2 Sec. 34 & NW/4 Sec. 35	34 & 35	17N	1E	Logan
Milky Way #1-20H	all	20	17N	1W	Logan
Saluki #1-4	all	4	24N	7W	Garfield
Otterhound #2-8H	all	8	24N	7W	Garfield
St. Bernard #1-9	all	9	24N	7W	Garfield
Manchester #1-17H	all	17	25N	7W	Grant
Maltese #1-29H	all	29	25N	7W	Grant
Newfoundland #1-7	all	7	25N	8W	Grant
Heeler #1-15H	all	15	25N	8W	Grant
Afghan #1-16H	all	16	25N	8W	Grant
Border #1-17H	all	17	25N	8W	Grant
Whippet #1-19H	all	19	25N	8W	Grant
Sharpei #1-20H	all	20	25N	8W	Grant
Terrier #1-21H	all	21	25N	8W	Grant
Lowchen #2-23H	all	23	25N	8W	Grant
Pomeranian #1-28H	all	28	25N	8W	Grant
Eskimo #1-29H	all	29	25N	8W	Grant
Bloodhound #1-35H	all	35	25N	8W	Grant
Beagle #1-36H	all	36	25N	8W	Grant

Exhibit C

EXHIBIT “C”
Attached to and made a part of the Purchase and Sale Agreement, dated April 23, 2011, by and among (a) Assignors and (b) Assignee, each as defined below.
ASSIGNMENT OF TAX REBATE INTEREST
This ASSIGNMENT OF TAX REBATE INTEREST (this “Assignment”) dated effective July 1, 2011, 2011 (“Effective Date”), is entered into by and among (i) NORTH AMERICAN PETROLEUM CORPORATION USA (“NAPCUS”), PRIZE PETROLEUM LLC (“Prize”) and PETROFLOW ENERGY LTD. (“Petroflow,” and, collectively with NAPCUS and Prize, the “Assignors”), whose addresses are 525 S. Main Street, Suite 1120, Tulsa, Oklahoma 74103, (ii) EQUAL ENERGY US INC. (“Assignee”) whose address is 4801 Gaillardia Parkway, Suite 325, Oklahoma City, Oklahoma 73142, and (iii) TEXAS CAPITAL BANK, N.A. AND COMPASS BANK (collectively, the “Lenders”) whose addresses are Texas Capital Bank, N.A., 2000 McKinney Avenue, Suite 700, Dallas, TX 75201, and Compass Bank, 8333 Douglas Ave. Suite 820, Dallas. TX 75225. Assignors, Assignee and Lenders are individually referred to as a “Party” and collectively referred to as the “Parties.”
WHEREAS, on May 25, 2010, NAPCUS and Prize, and on August 20, 2010, Petroflow, each commenced voluntary cases under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware;
WHEREAS, on July 15, 2010, (a) the Assignors commenced an adversary proceeding against Assignee and Equal Energy Ltd., which has been docketed with the Bankruptcy Court as N. Am. Petroleum Corp. USA v. Equal Energy U.S. Inc. et al. (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51675 Case No. 10-51624 (CSS) (Bankr. D. Del.) and (b) Lenders commenced an adversary proceeding against NAPCUS, Prize and Assignee, which has been docketed with the Bankruptcy Court as Compass Bank et al. v. N. Am. Petroleum Corp. USA (In re N. Am. Petroleum Corp. USA), Adv. Case No. 10-51624 Case No. 10-11707 (CSS) (Bankr. D. Del.); and
WHEREAS, the Parties have agreed to resolve their disputes based on the terms of a Settlement Agreement (“Agreement”). The execution and delivery of this Assignment is made in connection with that Agreement and the Purchase and Sale Agreement, by and among NAPCUS and Prize, as sellers, Petroflow, as parent company of NAPCUS, and Assignee, as purchaser (the “Equal APA”).
NOW THEREFORE, for good and valuable consideration to Assignors in hand paid by Assignee (the receipt and sufficiency of which are hereby acknowledged) and in accordance with the Agreement and the Equal APA, the Parties hereby agree as follows:
     1. Definitions. For purposes of this Assignment the following capitalized terms shall have the meanings herein ascribed to them below:
     “Oil and Gas Properties” means oil and gas leases and wells and the related lands identified on Exhibit A, attached hereto.

     “Refunds and Rebates” means all refunds or rebates for production taxes, severance taxes, or any other taxes related to the ownership of the Oil and Gas Properties or production therefrom, including specifically those related to production from horizontal wells, available under Oklahoma law for the period from June 1, 2009, through the Effective Date of this Assignment.
     2. Assignment. Assignors hereby transfer, grant, convey and assign to Assignee 30% of Assignors’ interest in the Refunds and Rebates. The Parties acknowledge that contemporaneously herewith Assignors are executing an assignment to Lenders of the remaining 70% of Assignors’ interest in the Refunds and Rebates and agree that such assignment to Lenders shall be interpreted consistently herewith without regard to the actual sequence of their execution, with the result that Assignee shall own 30% and Lenders shall own 70% of Assignor’s pre-conveyance interest in the Refunds and Rebates. Lenders and Assignee hereby assign to each other any interest in the Refunds and Rebates necessary to accomplish the ownership division reflected in the previous sentence.
     3. Further Assurances. Each of the Parties agree the it will promptly execute and deliver such other and further instruments as may reasonably be requested by another Party and do such other and further acts as may be necessary or desirable to carry out more effectively the intent and purposes of this Assignment. Furthermore, in the event that, under applicable federal or state statutes or regulations or by virtue of contractual obligations, a separate assignment is required to be executed by a Party on an approved form or on a separately executed instrument, such separate assignment shall be so executed, on such approved form or on such separate assignment prepared by the requesting Party, in sufficient counterparts to satisfy any such statutory, regulatory or contractual requirements, all without charge to the requesting Party.
     4. Litigation Expense. In the event it becomes necessary for any Party to commence or to become a party to any action or proceeding to enforce the provisions of the Assignment, the court or body before which the same shall be tried shall award to the prevailing party all costs and expenses thereof, including reasonable and documented attorney’s fees, recoverable and documented court costs, and all other reasonable and documented expenses incurred solely in connection therewith.
     5. Complete Writing. This Agreement contains the full and complete understanding of the Parties with respect to the matters covered hereby, and no statements, representations, understandings, writings or other communications made prior to the execution of this Agreement, unless expressly contained herein, shall be binding on the Parties.
     6. Successors and Assigns. The provisions of this Agreement shall be binding on, and shall inure to the benefit of, the Parties, their respective heirs, representatives, successors and assigns or anyone attempting to claim through said Parties.
     7. Invalidity. In the event any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, which other provisions shall remain in full force and effect.
     8. Execution in Counterpart. This Assignment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Assignment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature, and shall be binding on the Parties.
     9. Governing Law. This Agreement and any disputes in connection with, arising from, or relating in any way to this Agreement, or its subject, formation, validity, performance, interpretation or enforcement shall be governed by, construed and enforced in accordance with the laws of the State of Oklahoma, excluding the conflict of laws provisions thereof.
[Signature Pages Follow]

EXECUTED as of the date set out above, but effective as of the Effective Date.
ASSIGNOR:
NORTH AMERICAN PETROLEUM
CORPORATION USA

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                     , 2011 by                                         , the                                           of North American Petroleum Corporation USA. A Delaware corporation, on behalf of said corporation.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the ______ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.
ASSIGNOR:
PRIZE PETROLEUM LLC

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                     , 2011 by                                         , the                                           of Prize Petroleum LLC, on behalf of said limited liability company.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the ______ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.
ASSIGNOR:
PETROFLOW ENERGY LTD.

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                       , 2011 by                                             , the                           of Petroflow Energy Ltd., on behalf of said limited company.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the __________ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.
ASSIGNEE:
EQUAL ENERGY US INC.
By:

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                     , 2011 by                                         , the                                           of Equal Energy US Inc., on behalf of said corporation.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the ______ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.
SIGNATORY:
TEXAS CAPITAL BANK, N.A.
By:

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                      , 2011 by                                            , the                                 of Texas Capital Bank, N.A., on behalf of said bank.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the ______ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

EXECUTED as of the date set out above, but effective as of the Effective Date.
SIGNATORY:
COMPASS BANK
By:

By:

Name:

Title:

STATE OF [ ]	§
§
COUNTY OF [ ]	§
     The foregoing instrument was acknowledged before me on                     , 2011 by                                        , the                                    of Compass Bank, on behalf of said bank.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the ______ day of                     , 2011.

NOTARY PUBLIC, State of [ ]

Exhibit A

EXHIBIT “A”
Attached to and made a part of the Assignment of Tax Rebate Interest dated July 1, 2011, by and among (a) Assignors, (b) Assignee and (c) Lenders

Sparta #1-3H	all	3	14N	4E	Lincoln
Bonus #1-4H	all	4	14N	4E	Lincoln
Anthony #1-9H	all	9	14N	4E	Lincoln
Sphinx #1-10H	all	10	14N	4E	Lincoln
Stavros #1-11H	all	11	14N	4E	Lincoln
Vesta #1-14H	all	14	14N	4E	Lincoln
Titan #1-15H	all	15	14N	4E	Lincoln
Chad #1-16H	all	16	14N	4E	Lincoln
Melosa #1-21H	all	21	14N	4E	Lincoln
Cupid #1-22H	all	22	14N	4E	Lincoln
Zephir #1-23H	all	23	14N	4E	Lincoln
Nectar #1-4H	all	4	14N	5E	Lincoln
Crete #1-5H	all	5	14N	5E	Lincoln
Midas #1-8H	all	8	14N	5E	Lincoln
Corinth #1-9H	all	9	14N	5E	Lincoln
Icarus #1-16H	all	16	14N	5E	Lincoln
Venus #1-17H	all	17	14N	5E	Lincoln
Sartain #1-21H	all	21	14N	5E	Lincoln
Erme #1-7H	all	7	15N	4E	Lincoln
Meen #1-8H	all	8	15N	4E	Lincoln
Lubin #1-9H	all	9	15N	4E	Lincoln
Foy #1-10H	all	10	15N	4E	Lincoln
Abo #1-11H	all	11	15N	4E	Lincoln
Gilbert #1-12H	all	12	15N	4E	Lincoln
Brixey #1-13H	all	13	15N	4E	Lincoln
Elizabeth #1-14H	all	14	15N	4E	Lincoln
Greenfield #1-15H	all	15	15N	4E	Lincoln
Balsam #1-16H	all	16	15N	4E	Lincoln
Elmo #1-17H	all	17	15N	4E	Lincoln
Alfred #1-18H	all	18	15N	4E	Lincoln
Canute #1-19H	all	19	15N	4E	Lincoln
Francisco #1-20H	all	20	15N	4E	Lincoln
Abel #1-21H	all	21	15N	4E	Lincoln
Achilles #1-22H	all	22	15N	4E	Lincoln
Xanthus #1-27H	all	27	15N	4E	Lincoln
Abraham #1-28H	all	28	15N	4E	Lincoln

Damascus #1-29H	all	29	15N	4E	Lincoln
Helm #1-33H	all	33	15N	4E	Lincoln
Goddess #1-34H	all	34	15N	4E	Lincoln
Acropolis #1-19H	all	19	15N	5E	Lincoln
Burl #1-20H	all	20	15N	5E	Lincoln
Dorians #1-29H	all	29	15N	5E	Lincoln
Homer 1-32H	all	32	15N	5E	Lincoln
Tiger #1-28H	W/2	28	17N	1E	Logan
Flossie #1-33H	all	33	17N	1E	Logan
Cougar #1-35H	N/2 Sec. 34 & NW/4 Sec. 35	34 & 35	17N	1E	Logan
Milky Way #1-20H	all	20	17N	1W	Logan
Saluki #1-4	all	4	24N	7W	Garfield
Otterhound #2-8H	all	8	24N	7W	Garfield
St. Bernard #1-9	all	9	24N	7W	Garfield
Manchester #1-17H	all	17	25N	7W	Grant
Maltese #1-29H	all	29	25N	7W	Grant
Newfoundland #1-7	all	7	25N	8W	Grant
Heeler #1-15H	all	15	25N	8W	Grant
Afghan #1-16H	all	16	25N	8W	Grant
Border #1-17H	all	17	25N	8W	Grant
Whippet #1-19H	all	19	25N	8W	Grant
Sharpei #1-20H	all	20	25N	8W	Grant
Terrier #1 -21H	all	21	25N	8W	Grant
Lowchen #2-23H	all	23	25N	8W	Grant
Pomeranian #1-28H	all	28	25N	8W	Grant
Eskimo #1-29H	all	29	25N	8W	Grant
Bloodhound #1-35H	all	35	25N	8W	Grant
Beagle #1-36H	all	36	25N	8W	Grant

EXHIBIT 2

Execution Version
PURCHASE AND SALE AGREEMENT
BETWEEN
NORTH AMERICAN PETROLEUM CORPORATION USA
PRIZE PETROLEUM LLC
AS SELLERS
AND
PETROFLOW ENERGY LTD

(PARENT COMPANY OF NAPCUS)
AND
EQUAL ENERGY US INC.
AS PURCHASER
DATED
APRIL 25, 2011

EXHIBITS
Form of Assignment of Oil and Gas Leases	Exhibit A-1 to A-4
Form of Mineral Deed	Exhibit B
Assignment of Tax Rebate Interest	Exhibit C
Tax Allocation	Exhibit D
Form of Joint Operating Agreement	Exhibit E
Form of Sellers’ Secretary Certificate	Exhibit F
Form of Purchaser’s Secretary Certificate	Exhibit G
Form of Settlement Order	Exhibit H

SCHEDULES
Schedule 1 (a)	Assigned Contracts
Schedule 1 (b)	Other Contracts
Schedule 1.17(II)(a)	Excluded Assets
Schedule 1.17 (III)(e)	Tax Rebates to Certain Creditors
Schedule 5.1(ii)	Previously Conveyed Interests

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PURCHASE AND SALE AGREEMENT
     This Purchase and Sale Agreement (this “Agreement”) is dated as of April 25, 2011, between NORTH AMERICAN PETROLEUM CORPORATION USA, a Delaware corporation (“NAPCUS”), PRIZE PETROLEUM LLC, an Oklahoma limited liability company (“PRIZE”), and PETROFLOW ENERGY LTD, an Alberta, Canada corporation (“Petroflow” who is the parent of NAPCUS, not a Seller hereunder and a Party solely for purposes of Sections 4.1, 4.2 and 5.2). In this Agreement, NAPCUS and PRIZE are collectively referred to as “Sellers,” and EQUAL ENERGY US INC., an Oklahoma corporation (“Equal”), is referred to as “Purchaser.” Petroflow (solely for purposes of Sections 4.1, 4.2, and 5.2), Sellers and Purchaser are each a “Party” and collectively, the “Parties.”
RECITALS OF FACT
     As part of the settlement of disputes between the Parties under the Settlement Agreement, Sellers desire to sell to Purchaser and Purchaser desires to acquire from Sellers, all right, title and interest of Sellers in and to all of the assets, properties, interests and rights owned or held by Sellers and expressly listed in Section 1.34 below (other than those assets, properties, interests and rights which are expressly included in the Excluded Assets), all upon the terms and subject to the conditions set forth in this Agreement pursuant to sections 363 and 365 of the Bankruptcy Code (the “Transaction”).
     Certain capitalized terms used herein are defined in Article I hereof, and other capitalized terms used herein are defined when used.
AGREEMENT
     In consideration of the mutual covenants, representations, and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree, subject to the terms and provisions of this Agreement, as follows:
I. Definitions
     The following terms are defined as follows for the purpose of this Agreement:
1.1 Alternate Transaction is defined as a sale in a single transaction or multiple transactions regardless of whether structured as an asset sale, stock sale or merger, in which a substantial portion of the Purchase Properties are sold to one or more persons, none of which is Purchaser, and for which consideration received by Sellers is greater than the Purchase Consideration.
1.2 AFE is defined as an Authorization for Expenditure.
1.3 Assigned Contracts is defined as those agreements listed on Schedule 1(a), together with the Leases set forth on Schedule 1 attached to each of the Assignments.

1.4 Assignments is defined as the four (4) Assignments of Oil and Gas Leases and Bills of Sale attached hereto as Exhibit A-1 through A-4.
1.5 Bankruptcy Code is defined as sections 101 et seq. of Title 11 of the United States Code, as now in effect or hereafter amended.
1.6 Bankruptcy Court is defined as the United States Bankruptcy Court for the District of Delaware.
1.7 Bankruptcy Proceedings is defined as Sellers’ and Petroflow’s jointly administered bankruptcy cases pending in the Bankruptcy Court which are styled In re: North American Petroleum Corporation, et al., Case No. 10-11707 (CSS) and the associated Adversary Proceeding, No. 10-51675 and Adversary Proceeding No. 10- 51624.
1.8 Bankruptcy Rules is defined as the Federal Rules of Bankruptcy Procedure, as now in effect or hereafter amended.
1.9 Claim shall have the meaning set forth in section 101(5) of the Bankruptcy Code, including without limitation, claims of setoff and recoupment.
1.10 Code is defined as the Internal Revenue Code of 1986, as amended.
1.11 Control is defined as the possession of the power to direct policies and management of the subject Person whether through the ownership of voting securities, by contract or otherwise.
1.12 Creditors’ Committee is defined as the official committee of unsecured creditors appointed pursuant to section 1102(a) of the Bankruptcy Code in the Bankruptcy Proceedings on June 24, 2010, as reconstituted from time to time.
1.13 Effective Time is defined as July 1, 2011, at 12:01 a.m. Central Standard Time.
1.14 Escrow Account means the account established with Bank of Oklahoma to hold the Escrow Deposit pursuant to the Escrow Agreement.
1.15 Escrow Agreement is defined as that certain Escrow Agreement to be entered into, among others, Purchaser, Sellers and Bank of Oklahoma.
1.16 Escrow Deposit is defined as that deposit made by, or on behalf of, Purchaser in the amount of Four Million Six Hundred and Twenty-Five Thousand U. S. Dollars (U.S. $4,625,000.00), which will be held in the Escrow Account and maintained under the terms of this Agreement and the Escrow Agreement, as was contemplated by that certain Letter of Understanding, dated March 16, 2011, from Purchaser to Sellers.
1.17 Excluded Assets is defined as (I) (a) an undivided five-sevenths (5/7th) of Sellers’ right, title, and interest in the Leases, insofar, and only insofar, as the Leases cover the Shallow Rights; (b) all of Sellers’ right, title, and interest in the Fee Mineral

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Interest in the Lands described in the Mineral Deed, insofar and only insofar, as the interest covers the Shallow Rights; and (c) all oil, gas, other hydrocarbon substances and any mineral or other substances produced from, attributable, or allocable to the respective proportion of Sellers’ interest in the Leases, mineral interest, Wells or Lands for periods prior to the Effective Time; (II) all assets of Sellers (a) listed on Schedule 1.17(II)(a); (b) not used in or acquired for operations under the Farmout Agreement; or (c) office equipment, office supplies and vehicles purchased by any Seller that are not used exclusively in the operation of the Purchase Properties and that are not located on the Purchase Properties; and (III) (a) all trade credits and all accounts, instruments and general intangibles (as such terms are defined in the Oklahoma Uniform Commercial Code) not heretofore credited to Sellers against past LOEs, JIBs and saltwater disposal expenses and attributable to the Purchase Properties with respect to any period of time prior to the Effective Time; (b) all claims and causes of action of Sellers against any person other than Purchaser, its Related Entities or Related Person other than such claims and causes of action as set forth in Section 1.34(xii); (c) all rights and interests of Sellers in any payments made under any policy, agreement of insurance, indemnity, or bond to the extent that the same reimburses Sellers for actual out of pocket costs incurred by Sellers as a result of a covered event occurring prior to the Closing Date; (d) claims of Sellers for refunds of or loss carry forwards, not heretofore credited to Sellers against past LOEs and saltwater disposal expenses with respect to (i) production or any other Taxes attributable to any period prior to the Effective Time and listed on Schedule 1.17(III)(d) and which are not covered by either the Assignment of Tax Rebate Interest attached hereto as Exhibit C or the Assignment of Tax Rebate Interest that will be conveyed to the Lenders (as defined in the Settlement Agreement), (ii) income or franchise Taxes, or (iii) any Taxes attributable to the Excluded Assets; (e) all amounts due or payable to Sellers as adjustments to insurance premiums related to the Purchase Properties with respect to any periods prior to the Closing Date; (f) all proceeds, income or revenues (and any security or other deposits made) attributable to (i) the Purchase Properties for any period prior to the Effective Time or (ii) any Excluded Assets; (g) all of Sellers’ and Sellers’ affiliates’ proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property other than core samples, well logs, drilling records, AFE Costs and other records pertaining to the drilling of any wells under the Farmout Agreement; (h) all documents and instruments of Sellers that may be protected by an attorney client privilege (except title opinions); (i) data that cannot be disclosed or assigned to Purchaser as a result of confidentiality arrangements under agreements with persons unaffiliated with Sellers provided, that if requested by Purchaser, Sellers shall use its reasonable efforts, without the requirement to make any payment or provide any other consideration, to obtain a waiver of any such restrictions in favor of Purchaser; (j) all audit rights pertaining to the Excluded Assets; (k) all equity securities of any subsidiary or affiliate of Sellers; (1) any rights of third parties, which were not conveyed to such third parties by any of the Sellers, in the Lands, Leases, Wells, or equipment or inventory used in or acquired for the operations under the Farmout Agreement and (m) any rights of third parties in any of the other Excluded Assets described in this Section 1.17.
1.18 Farmout Agreement is defined as that certain Farmout Agreement, dated effective March 1, 2006, by and between Enterra Acquisition Corp., now Equal Energy

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US. Holdings, Inc., and NAPCUS. The Farmout Agreement was terminated, effective as of May 24, 2010.
1.19 Fee Mineral Interest is defined as a fee simple estate in the oil, gas, and other minerals in the lands described in the Mineral Deed.
1.20 Governmental Entity is defined as any federal, state, municipal, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental or regulatory authority, agency or commission, in each case, to the extent that such Person has proper jurisdiction over the Parties or the Purchase Properties, as applicable.
1.21 Governmental Section is defined as a block of land which is approximately one square-mile, containing approximately 640 acres, which is depicted as a “section” on the United States Public Land Survey for the State of Oklahoma provided, however, as for purposes of this Agreement, there are two wells that are the unit wells for drilling and spacing units which cover only portions of governmental section(s): the Cougar is a 480 acre unit described as North Half (N/2) of Section 34 and the Northwest (NW/4) of Section 35, 17N-1E; and the Tiger is a 320 acre unit described as West Half (W/2) of Section 28, 17N-1E, Logan County, Oklahoma.
1.22 JIBs is defined as the joint interest billings for expenses attributable to the Wells that are billed to Sellers in the ordinary course of business between Purchaser and Sellers.
1.23 Lands is defined as any lands described in the Leases and the Mineral Deed, together with any lands pooled or unitized with any portion of such lands for which each Well serves as the unit well for the Hunton common source of supply and including each Governmental Section wherein each Well is located.
1.24 Law is defined as any federal, national, supranational, state, provincial, local, tribal or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) applicable to the Parties or the Purchase Properties.
1.25 Leases is defined as the oil and gas leases and pooled interest and agreements described on Schedule 1 attached to each of the Assignments, together with any other leases or pooled interests, overriding royalty interests, production payments, or other rights, other than Fee Mineral Interest, in the lands described in the Assignments or lands pooled or unitized therewith, or any portion thereof, whether pursuant to pooling orders described in the Assignments or otherwise, without regard to any limitations as to specific lands or depths that may be set forth in the Assignments or in any of the leases or other agreements or instruments described.
1.26 Liabilities is defined as any debts, liabilities, obligations, claims, expenses, warranties, or commitments of any kind or, character, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undetermined.
1.27 LOE is defined as lease operating expenses for the operation of the Wells that are billed to Sellers in the ordinary course of business between Purchaser and Sellers.

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1.28 Lien is defined as any lien, claim, encumbrance or other interest on or in the Purchase Properties that can be sold free and clear of pursuant to section 363(f) of the Bankruptcy Code, and shall have the broadest meaning allowed by the Bankruptcy Code and other applicable caselaw.
1.29 Material Adverse Effect is defined as any event that has a materially adverse effect on the value of the Purchase Properties of Fifteen Million U.S. Dollars (U.S. $15,000,000) or more (as reasonably determined by the Bankruptcy Court) and which would continue to have such negative effect for a period of not less than eighteen (18) months from the date on which Purchaser provides notice to Sellers that Purchaser reasonably believes such event is a Material Adverse Effect.
1.30 Mineral Deed is defined as the Mineral Deed attached hereto as Exhibit B, covering the Fee Mineral Interest.
1.31 Order is defined as an order or judgment of the Bankruptcy Court as entered on the docket of the Bankruptcy Court approving a filed motion.
1.32 Other Contracts is defined as those agreements set forth on Schedule l(b).
1.33 Person is defined as any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or Governmental Entity.
1.34 Properties is defined as the following, to the extent located in the counties in Oklahoma covered by the Farmout Agreement:
(i) All of Sellers’ right, title, and interest in and to the Leases and Fee Mineral Interest;
(ii) All of Sellers’ other right, title, and interest in and to the Lands;
(iii) All of Sellers’ right, title, and interest in and to all assets owned by Sellers in the State of Oklahoma directly relating to the Leases, Fee Mineral Interest, Wells, Lands, equipment, wellbores, producing or not, and inventory, in use or storage, that were subject to the Farmout Agreement or acquired in connection with Sellers’ previous participation under the Farmout Agreement (the “Farmout Property”), including, but not limited to:
(a) the wellbores, salt water disposal wells and systems, platforms, derricks, casing, tubing, tanks, tank batteries, treaters, separators, rods, pumps, pumping units, flow lines, water lines, transportation lines, gathering lines, gas lines, machinery, pipelines, power lines and other infrastructure, goods and equipment;
(b) all of the personal property and fixtures located in, on, or under or which are affixed to any of the Farmout Property; and

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(c) or that are used or purchased for the production, treatment, storage, gathering, transportation, handling, processing, manufacturing, sale, or marketing of production from the Farmout Property;
(iv) All of Sellers’ right, title, and interest in and to the production of oil, gas, casinghead gas, condensate, other minerals, brine, fresh and salt water and all their constituent parts and products derived therefrom, which are produced from the Farmout Property;
(v) All of Sellers’ right, title, and interest in and to the accounts, contract rights and general intangibles now or hereafter arising in connection with the ownership, exploration, development, operation, production, treatment, storage, gathering, transportation, handling, processing, manufacturing, sale, or marketing of anything produced from or allocated or attributed to any of the Farmout Property;
(vi) All of Sellers’ right, title, and interest in and to all surface estates, permits, licenses, easements, servitudes, roadways, salt water disposal leases, surface leases, rights of way of every kind, and existing drilling and or production site locations used in connection with or in the development of the Farmout Property;
(vii) All of Sellers’ right, title and interest in and to any contracts or agreements, including, but not limited to, unit agreements, joint operating agreements, farmout and farmin agreements, pooling agreements and other validly existing agreements affecting Sellers’ interest pertaining to operations conducted on the Farmout Property;
(viii) All of Sellers’ rights, if any, to participate in any current or future audit of costs and expenditures arising out of any operations conducted on the Farmout Property whether before or after the Effective Time, together with any rights Sellers may have to share in any adjustments made to such costs and expenditures whether resulting from an audit or not;
(ix) All of Sellers’ right, title and interest in, under and to any and all Assigned Contracts;
(x) All of Sellers’ right, title and interest in any and all insurance claims relating to the Farmout Property;
(xi) All franchises, permits, licenses, agreements, consents, waivers and authorizations issued by any Governmental Entity held or used by Sellers directly relating to the use of any of the other Properties set forth in this Section 1.34;
(xii) Subject to the waiver and release of certain claims, as more fully set forth in the Settlement Agreement, all of Sellers’ Claims, causes of action, rights of recovery and rights of setoff and recoupment of any kind (including rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or

6

equipment, or components thereof), pertaining to, arising out of, and inuring to the benefit of Sellers relating to the Properties listed in this Section 1.34;
(xiii) All of Sellers’ rights assigned to Equal under the form of Assignment of Tax Rebate Interest attached hereto as Exhibit C; and
(xiv) To the extent in Sellers’ possession or control, all originals or, to the extent originals do not exist, copies of Sellers’ books, records and files directly related to any of the other Properties set forth in this Section 1.34, including lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, cores, logs, well-bore evaluation data and reports, geological and geophysical information and data (including all seismic data and reprocessed data), interpretive data, technical evaluations, technical outputs, studies, maps, engineering data and reports, production records, reserve studies and evaluations, operational files (including maintenance, repair and replacement files), invoices, shipping records, cost and pricing information.
Notwithstanding anything herein contained to the contrary, the Purchase Properties do not include the Excluded Assets or any rights of Sellers under the AMI (as defined herein), and such assets and rights are hereby excepted and reserved to Sellers.
1.35 Purchase Consideration is defined as the sum of Ninety Three Million Five Hundred Thousand U.S. Dollars (U.S. $93,500,000.00), as adjusted in accordance with the terms of this Agreement.
1.36 Purchase Properties is defined as all of Sellers’ right, title, and interest in the Properties, which shall not include the Excluded Assets.
1.37 Related Person is defined as, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders (other than those stockholders who are Related Persons of a Person solely due to their ownership of publicly traded shares of such Person), employees, controlling persons, agents, professionals, financial advisors, restructuring advisors, attorneys, accountants, investment bankers, affiliates or representatives of (i) any such Person or (ii) any affiliate of such Person.
1.38 Settlement Agreement is defined as the Settlement Agreement of even date herewith entered into between the Parties and the other Parties thereto which among other things, fully and completely resolves, settles and satisfies any and all Claims between Purchaser and Sellers and is subject to the approval of the Bankruptcy Court in the Bankruptcy Proceedings.
1.39 Settlement Order is defined as the order of the Bankruptcy Court, in a form reasonably acceptable to Purchaser and Sellers, consistent with the Local Rules and guidelines of the Bankruptcy Court, substantially in the form of Exhibit H, which, among other things, approves the Settlement Agreement and this Agreement.

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1.40 Shallow Rights is defined as all right, title, and interest in the oil, gas and other minerals from the surface of the earth to the stratigraphic equivalent of the base of the Mississippi common source of supply, as identified at a depth of 6,214 feet below the surface of the Earth in the electric logs run on the # 1-7 Newfoundland well, located in the NE/4 SW/4 SW/4 of Section 7-T25N-R8W, Grant County, Oklahoma.
1.41 Wells is defined as the existing oil and gas wells which are described on the Schedule 2 attached to each of the Assignments, with each of the Wells being referred to herein as a “Well”.
1.42 Additional Defined Terms

Defined Term	Section
365 Order	8.1(ii)
Acquiring Party	4.1	(i)
Affiliate	4.2
Agreement	Preamble
Area of Mutual Interest (“AMI”)	4.1
Assignors	9.1
Bankruptcy Rules	1.8
Closing	2.3
Closing Date	2.3
Farmout Property	1.34(iii)
non-Acquiring Parties	4.1	(a)
Operating Agreement	3.1
Parties	Preamble
Party	Preamble
Purchaser	Preamble
Purchaser’s Post Closing Report	2.9
Sellers	Preamble
Sellers’ Post Closing Report	2.9
Tax Allocation	2.10
Transaction	Recitals
II. Effective Time, Closing and Purchase Consideration
2.1 Upon and subject to the terms and conditions of this Agreement, at the Closing, Sellers shall, pursuant to sections 363 and 365 of the Bankruptcy Code, sell, assign, transfer, convey and deliver, to the extent transferable, to Purchaser, free and clear of all Liens, and Purchaser shall purchase, and take assignment and delivery of the Purchase Properties effective for all purposes, provided, however, that if Closing occurs prior to the Effective Time, (i) the conveyance of the Purchase Properties and the other transactions contemplated by this agreement shall be effective as of the Closing Date, and

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(ii) Sellers shall continue to earn the net of the revenues from the production of hydrocarbons from the Purchase Properties, less production and severance taxes to the extent not previously withheld from revenues by the purchaser of such production, and minus the expenses under the LOE and JIB’s until the Effective Time. If the Closing occurs after the Effective Time (i) the conveyance of the Purchase Properties shall be effective as of the Effective Time, and (ii) Sellers shall earn no revenue from nor be liable for any expenses related to, in each case, the Purchase Properties, after the Effective Time.
2.2 All of the Purchase Properties are being sold, assigned, transferred, conveyed and delivered to Purchaser free and clear of all Liens to the fullest extent permissible under Section 363(f) and other applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Local Bankruptcy Rules and guidelines of the Bankruptcy Court and the Settlement Order.
2.3 The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Mahaffey & Gore, P.C. in Oklahoma City, OK two (2) business days after the closing conditions set forth in Section VIII have been met or waived by the appropriate Party (other than conditions which by their terms or their nature are to be performed or measured as of the Closing Date), or on such other date or at such other place and time as may be agreed to by the Parties (the “Closing Date”).
2.4 Purchaser and Sellers agree that the consideration for Sellers’ right, title, and interest in the Purchase Properties shall be the Purchase Consideration. The Purchase Consideration includes all sales and use taxes owed by Purchaser as a result of the transaction contemplated herein, which Sellers agree to remit to the proper governmental authority.
2.5
(i) Sellers shall remit to Purchaser the proceeds of production and production tax rebates which are attributable to oil, gas, casinghead gas, condensate, other minerals, brine, fresh and salt water and all their constituent parts and products derived therefrom, which are produced from the Purchase Properties after the Effective Time and which are received in error by any of Sellers after the Effective Time.
(ii) Sellers shall retain liability for their prorated share of any personal property and ad valorem taxes attributable to the Purchase Properties for 2011, calculated by multiplying the personal property and ad valorem taxes attributable to the Purchase Property for 2010 by the number of days in 2011 prior to the Effective Time, divided by the total number of days in 2011.
(iii) Sellers shall retain liability for its portion of the LOE and JIBs incurred for periods up to the Effective Time, other than those waived or released under the Settlement Agreement.

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2.6
(i) Purchaser shall assume the following liabilities: any and all liabilities attributable to the ownership, operation or use of the Purchase Properties, after the Closing Date other than (i) those released or waived under the Settlement Agreement and (ii) those LOE and JIB’s as provided in Section 2.5(iii).
(ii) Purchaser shall remit to Sellers any production or proceeds of production less production and severance taxes to the extent not previously withheld from revenues by the purchaser of such production, and, in accordance with the Settlement Agreement and subject to the Assignment of Tax Rebate Interest attached hereto as Exhibit C, production tax rebates which are attributable to oil, gas, casinghead gas, condensate, other minerals, brine, fresh and salt water and all their constituent parts and products derived therefrom which are produced from the Purchase Properties prior to the Effective Time, which are received by Purchaser.
2.7 As it relates to the operating expenses and capital costs, between the date hereof and the Closing Date, except as otherwise provided in Section 2.5(iii), Sellers shall be responsible only for ordinary operating expenses and those capital costs identified in an AFE for maintaining production operations in the Wells that are consistent with the expenses and capital costs for operations of the Wells in the past 5 years, excluding any one time or extraordinary expenses and capital costs incurred in such period. Any other operating or capital expenses shall be the responsibility of Purchaser unless (i) the operation is for the replacement of a submersible pump that has ceased to operate, (ii) the operation is required to deal with a sudden emergency such as an explosion, fire, flood, or (iii) the operation is agreed to in writing between Sellers and Purchaser. Additionally, as Purchaser is the operator of the Wells, it shall not schedule more than two (2) workovers to maintain production in the Wells per month nor spend or commit to spend more than $80,000 per workover relating to the one hundred percent (100%) working interest in any month.
2.8 The Purchase Consideration shall be reduced by any amount owing at the time of Closing by Sellers to Purchaser under Section 2.5 and 2.7 above and increased by any amount owing at the time of Closing by Purchaser to Sellers under Section 2.6 and 2.7 above. In the event that Closing occurs after the Effective Time, the amount to be paid by Purchaser to Sellers at Closing shall be reduced by the estimated net operating income estimated reasonably and in good faith by Purchaser and in accordance with prudent industry practice and historical calculations regarding the Purchase Properties attributable to the Purchase Properties for the period following the Effective Time. Any differences between the estimated net operating income and the actual net operating income for such period shall be reconciled in the reports provided for under Section 2.9 below. In the event that Closing occurs prior to the Effective Time, Sellers shall continue to be entitled to the proceeds of production from the Purchase Properties through the Effective Time and shall remain liable for the items set forth in Sections 2.5 and 2.7 above. The parties acknowledge that the Purchase Consideration will be reduced by a total of Seven Million Seven Hundred and Seventy-Nine Thousand Nine Hundred and Twenty-Nine U.S.

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Dollars (U.S. $7,279,929) comprised of $5,779,929 in respect of pre-petition LOEs plus approximately $1,500,000.00 in respect of the April, May and June of 2011 LOEs. Further adjustments to the Purchase Consideration in respect of AFEs will be determined at the time of Closing. Purchaser and Sellers will work reasonably and in good faith to reach agreement as to the total amount of the adjustment to the Purchase Consideration as of an agreed-upon date in advance of the Closing, such that only a non-material updating is required at Closing.
2.9 On or before three (3) months from the Effective Time, Sellers shall deliver an accounting report to Purchaser (the “Sellers’ Post Closing Report”) which calculates, reasonably and in good faith, the actual amount, if any, owed to Purchaser by Sellers under Section 2.5 and 2.7 which was not credited at Closing against the Purchase Consideration and Purchaser shall deliver an accounting report to Purchaser (the “Purchaser’s Post Closing Report”) which calculates, reasonably and in good faith, the actual amount, if any, of the amount owed by Purchaser under Section 2.6 and 2.7 which was not added to the Purchase Consideration at Closing. Upon reconciling these post closing reports of the Parties and determining which of the Parties owes more than such Party paid either Purchaser shall pay any amount owed by it to Sellers in excess of the amount owed to Purchaser by Sellers or Sellers shall pay any amount owed by it to Purchaser in excess of the amount owed to Sellers by Purchaser. Such Payment shall be due within fifteen (15) days of Sellers’ receipt of Purchaser’s Post Closing Report. If such payment is not made within such fifteen (15) day period, such payment shall bear interest at the prime rate as set forth in the Wall Street Journal in the Section entitled “Bank Rates” plus three percent (3%) per annum, compounded monthly, until paid.
2.10 Sellers and Purchaser agree that for the purpose of making the requisite filings under Section 1060 of the Code and the regulations thereunder, the Purchase Consideration and any liabilities assumed by Purchaser under this Agreement shall be allocated among the Purchase Properties, in a manner consistent with Exhibit D (the “Tax Allocation”). Sellers and Purchaser each agree to report, and to cause their respective affiliates to report, the federal, state and local income and other Tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to collaborate to jointly prepare Form 8594 (Asset Acquisition Statement under Section 1060) consistent with the Tax Allocation as revised to take into account subsequent adjustments to the Purchase Consideration, and shall not take any position inconsistent therewith upon examination of any tax return, in any refund claim, in any litigation, investigation or otherwise, unless required to do so by applicable Law after notice to and discussions with the other Party, or with such other Party’s prior consent.
III. Operating Agreement
3.1 At Closing NAPCUS, PRIZE, and Purchaser agree to enter into a separate Joint Operating Agreement (“Operating Agreement”), in the form attached hereto as Exhibit E, for each Governmental Section in which each of the Wells, as defined herein, is located. The Well currently located in the Governmental Section covered by each Operating Agreement shall be considered the Initial Well thereunder, even though (i) the same is

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not currently completed within the depths covered by the applicable Operating Agreement and (ii) Sellers will own no interest in the zone in which such Well is currently completed. The Exhibit A to each Operating Agreement shall show NAPCUS and PRIZE as owning a total fifty percent (50%) (in the proportions shown of record) and Purchaser as owning fifty percent (50%) of the interest in the Shallow Rights that was owned by the Parties immediately following the point in time when Sellers’ earned their interest in the applicable Governmental Section under the Farmout Agreement. Any interest which was subsequently acquired by any of the Parties within such Governmental Section shall not be subject to the Operating Agreement for such Governmental Section, except as provided in this Section below. To the extent that the terms of any Operating Agreement provided for hereunder conflict with the terms of this Agreement, this Agreement shall control. Any interest in which Sellers, or any of them, participate in the acquisition of with Purchaser, under the Area of Mutual Interest provisions of this Agreement contained in Section 4.1 below, shall be governed by the terms of the Operating Agreement covering the lands in which the interest acquired is located and NAPCUS shall be designated as the operator under such Operating Agreement, except as provided in Article XVI 18 of an Operating Agreement.
IV. Area of Mutual Interest
4.1 Upon the execution of this Agreement, an Area of Mutual Interest (the “AMI”) will be established between the Parties subject to the following:
(i) Term/AMI Lands. An AMI is established covering all of the Shallow Rights underlying the Lands for a term, as to each Governmental Section within the Lands, equal to the term of the Operating Agreement provided for under Section 3.1 of this Agreement. Upon the expiration of any such an Operating Agreement, the AMI shall terminate as to the lands covered by such Operating Agreement.
(ii) Acquisition within AMI. During the term of this AMI, if any Party, directly or indirectly through any Affiliate, acquires, or contracts to acquire, any leasehold, royalty, mineral interest, pooled interest under order of the Oklahoma Corporation Commission, farmout, farmout option, or other exploration or operating right or other interest in the oil or gas rights or production within the AMI, or purchases an interest in any entity owning any interests within the AMI (such Party the “Acquiring Party”), the other Parties (the “non-Acquiring Parties”) shall have the opportunity to participate in the interest within the AMI on the basis of fifty percent (50%) for Purchasers and fifty percent (50%) for Sellers, in such proportions as Sellers may designate, subject to the following:
(a) Notification and Election Period. Within thirty (30) days of the interest’s being acquired or contracted for, the Acquiring Party shall notify the non-Acquiring Parties in writing of the interest. The notification will describe the terms, obligations and cost of the interest and will include copies of all instruments and contracts in possession of the Acquiring Party relating to the interest. The non-Acquiring Parties will have fifteen

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(15) days, or forty-eight (48) hours if a drilling rig is on the location of the acquired or contracted for interest, or lands unitized therewith and/or on any contiguous Governmental Section thereto, following receipt of the notice to elect in writing to acquire its proportionate share of the interest;
(b) Election to Participate. If a non-Acquiring Party elects to acquire its proportionate share of the interest, it shall pay to the Acquiring Party its proportionate share of the cost of the interest and shall bear its proportionate share of the cost of the performance required to earn the interest including, but not limited to, brokerage, lease bonus, bank draft fees, rentals and recording fees, and shall execute copies of documents memorializing the terms of such purchase and commitment, as requested by Sellers of such interest or as reasonably requested by the Acquiring Party. Upon receipt of the non-Acquiring Party’s payment for its share of the cost, the Acquiring Party will sign and deliver the appropriate assignment, without warranty of title, to the non-Acquiring Party and such interest shall then be subject to this Agreement; and
(c) Election Not to Participate. If the non-Acquiring Parties do not elect to acquire their proportionate share of the interest within the time allowed, the Acquiring Party shall own the entire interest and the interest will not be subject to this AMI or the Operating Agreement provided for under Section 3.1 above covering the lands wherein the interest is located for the original term of the interest and any renewal or extension acquired by the acquiring Party within thirty (30) days of any subsequent expiration.
(iii) In the event that the Acquiring Party acquires interest in lands both within and outside the AMI, the non-Acquiring Party shall be entitled to participate only in the portion of the interest acquired which is located within the AMI. The Acquiring Party shall allocate a portion of the total cost of all of the interest which it acquires to the interest located within the AMI on a fair and reasonable basis. Such allocation and a complete and thorough explanation of the basis for the allocation shall be provided in writing to the non-acquiring Parties with the notification required by Sub-section (ii) (a) of this Section 4.1 above.
4.2 An “Affiliate” of a Party for the purpose of Section 4.1 above shall be any entity in which the Party owns a 5% interest or is under the Control of a Party.
V. Sellers’ and Petroflow’s Representations
5.1 Sellers represent and warrant that:
(i) There are no bankruptcy, reorganization or other court proceedings pending, or to the knowledge of Sellers, and as of the date hereof, threatened against Sellers or any of them, with regard to the Purchase Properties, other than (A) the Bankruptcy Proceedings, (B) such proceedings that do not have a Material

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Adverse Effect or (C) proceedings that relate to, arise out of, or result from the operation of the Purchase Properties.
(ii) At Closing, Sellers will have defensible title to the Purchase Properties. Sellers have not conveyed any of the interest which they originally acquired in the Purchase Properties to any third Person except for those interests listed on Schedule 5.1(ii). At the Closing, and as provided in the Settlement Order, Purchaser will receive defensible title to and the valid right to use, each of the Purchase Properties free and clear of any Liens.
(iii) Subject to obtaining the Bankruptcy Court’s approval of the Settlement Agreement and this Agreement in the Bankruptcy Proceedings and any 365 Order, Sellers have all requisite power, ability and authority to sell the Purchase Properties, to enter into this Agreement, and to perform Sellers’ obligations hereunder, and this Agreement has been duly authorized, executed and delivered by Sellers.
(iv) Sellers have not received, and as of the date hereof, have no knowledge of any written notice, citation, summons, complaint or order from any Governmental Entity as to any alleged material violation or material non-compliance by Sellers with any laws or regulations relating to Sellers’ ownership of the Purchase Properties that has not been cured, except for (A) such violations or non-compliances that do not have a Material Adverse Effect or (B) proceedings that relate to, arise out of, or result from the operation of the Purchase Properties.
(v) NAPCUS has been duly organized, is validly existing and is in good standing under the laws of the State of Delaware and, subject to obtaining the Bankruptcy Court’s approval of the Settlement Agreement and this Agreement in the Bankruptcy Proceedings, has all requisite authority and power to perform its obligations under this Agreement.
(vi) PRIZE has been duly organized, is validly existing and is in good standing under the laws of the State of Oklahoma and, subject to obtaining the Bankruptcy Court’s approval of the Settlement Agreement and this Agreement in the Bankruptcy Proceedings, has all requisite authority and power to perform its obligations under this Agreement.
5.2 Petroflow has no interest in any of those properties or assets which are described in Section 1.34 of this Agreement. To the same effect, if Petroflow had been a “Seller” under this Agreement, Petroflow would have no interest in such properties or assets to assign.
5.3 After making reasonable inquiry, Sellers, as of the date hereof, have no knowledge of any bankruptcy, reorganization or other court proceedings pending, or to the knowledge of Sellers, threatened against Sellers or any of them, with regard to the Sellers’ ownership of the Purchase Properties, and which is of a material nature, other than the Bankruptcy Proceedings.

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5.4 After making reasonable inquiry, Sellers, as of the date hereof, have no knowledge of any written notice, citation, summons, complaint or order from any Governmental Entity as to any alleged material violation or material non-compliance by Sellers with any laws or regulations relating to Sellers’ ownership of the Purchase Properties that has not been cured.
VI. Purchaser’s Representations
6.1 Purchaser represents and warrants that:
(i) Purchaser has been duly organized, is validly existing and is in good standing under the laws of the State of Oklahoma and has all requisite corporate authority and power to perform its obligations under this Agreement;
(ii) Purchaser has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by Purchaser;
(iii) As of the date hereof, Purchaser has, and as of the Closing, Purchaser will have, sufficient cash or available financing to pay the Purchase Consideration and fulfill its obligations under this Agreement.
(iv) Purchaser is and, as of the Closing Date and thereafter, will be capable of satisfying the conditions contained in Sections 365(b) and 365 (f) of the Bankruptcy Code with respect to the Assigned Contracts.
VII. Covenants
7.1 From the date hereof through the Closing, except as required by, or arising out of, relating to, or resulting from, the filing of the Bankruptcy Proceedings or approved by the Bankruptcy Court:
(i) Sellers shall conduct its business in the ordinary course as funds and liquidity permit and in light of Sellers’ status as a debtor in a chapter 11 case; and
(ii) Except as provided for in (A) this Agreement, (B) the Settlement Agreement, (C) pursuant to an Alternative Transaction or (D) pursuant to Sellers’ rights under Section 13.5, Sellers shall not take any of the following actions with respect to the Purchase Properties: amend, supplement, terminate or cancel any of the Assigned Contracts, pledge, mortgage, acquire, sell, lease, encumber, abandon or dispose of any material part of any Purchase Properties; bring, settle, compromise or waive any material proceeding or material legal right adversely affecting the validity or value of any Purchase Property; or authorize or enter into an agreement to do any of the foregoing.
7.2 Sellers and Purchaser shall cooperate to timely prepare and file any tax return relating to such transfer taxes, including, any claim for exemption or exclusion from the obligation or imposition of any transfer taxes.

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7.3 If a consent of a third party which is required in order to transfer any Purchase Property (or Claim, right or benefit arising thereunder or resulting therefrom) to Purchaser is not obtained prior to the Closing Date, or if an attempted assignment or transfer would be ineffective or would adversely affect the ability of Sellers to convey their interest in question to Purchaser, Sellers will cooperate with Purchaser and use commercially reasonable efforts in any lawful arrangement to provide that Purchaser shall receive the interests of any Sellers in the benefits of such Purchase Properties.
7.4 Following the Closing Date, Purchaser shall have the right to receive and retain any mail addressed to Sellers that is relevant to the Purchase Properties, including, but not limited to, mail pertaining to suppliers, vendors and parties to Assigned Contracts. Purchaser shall, consistent with Section 7.5 below, permit Sellers access to mail addressed to Sellers that pertains to the Bankruptcy Proceedings or the management of Sellers’ estates; provided, however, that Purchaser hereby undertakes no obligation to forward any mail or notify Sellers of the receipt of any mail, absent express instructions from Sellers that are reasonably acceptable to Purchaser. Sellers shall not take steps to cause mail or other shipments related to the Purchase Properties to be forwarded to Sellers without the express written consent of Purchaser.
7.5 For a period of twenty-four (24) months after the Closing Date (the “Transition Period”), each Party and their respective representatives and successors, and the Creditors’ Committee or any other official committee of unsecured creditors of Sellers or their designee, shall have reasonable access to, and each shall have the right to photocopy, all books and records relating to the Properties, in the possession of the other Party to the extent that such access may reasonably be required by such Party in connection with matters relating to or affected by the operation of the Properties. During the Transition Period, and only to the extent that Purchaser’s operation of the Properties is not interrupted in any material respect, Purchaser agrees to provide Sellers, during ordinary business hours and upon reasonable notice and at any Sellers’ request, with reasonable access to employees of Purchaser for purposes of winding down the estate of Sellers. Such access shall be afforded by the Party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (i) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any Party or its affiliates (ii) no Party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (iii) no Party need supply the other Party with any information which such party is under a legal obligation not to supply. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 7.5. If the Party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration the Transition Period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity at such other Party’s expense, to segregate and remove such books and records as such other Party may select.
7.6 Sellers shall provide Purchaser with reasonably prompt notice of Sellers’ receipt of any written notice, citation, summons, complaint or order received from any

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Governmental Entity (regardless of whether such Governmental Entity has proper jurisdiction over Sellers or the Purchase Properties).
7.7 The Escrow Deposit shall be held and disbursed pursuant to the terms of the Escrow Agreement and this Agreement.
VIII. Conditions to Closing
8.1 The following conditions must be met at or prior to Closing:
(i) No order, judgment or decree of any court or administrative agency of competent jurisdiction which restrains, enjoins or prohibits in any material respect the consummation of the Transaction is in effect on account of any action or proceeding brought by a Person unaffiliated with the Party asserting such condition;
(ii) The Bankruptcy Court has entered the Settlement Order. In addition, if not contained in the Settlement Order, the Bankruptcy Court shall have entered one or more orders under section 365 of the Code (the “365 Order”), which shall be final and non-appealable by the Closing Date, authorizing Sellers to assume and assign to Purchaser the Assigned Contracts. The Settlement Order and any 365 Order shall be in full force and effect and as of the Closing shall be final and non-appealable and not subject to stay; provided, that Purchaser may waive the requirement that either the Settlement Order or any 365 Order be final and non-appealable;
(iii) This Agreement, and the Operating Agreements provided for under Section 3.1 of this Agreement above have been approved by the Bankruptcy Court;
(iv) (A) All of the Assigned Contracts are in full force and effect and are either assumable and assignable pursuant to section 365 of the Bankruptcy Code or the consents to assign each has been obtained, or otherwise do not require any third party consent to assign, and (B) all of Sellers’ breaches and defaults under any Assigned Contract arising from or relating to pre-Closing periods has been satisfied and cured in accordance with Section 12.4 below;
(v) Sellers’, Petroflow’s and Purchaser’s Representations under Sections 5.1, 5.2 and 6.1 are true and correct in all material respects and remain so as of the date of Closing except where any failure to be true and correct would not result in a Material Adverse Effect;
(vi) Sellers’, Petroflow’s and Purchaser’s Representations under Sections 5.1, and 5.4 were true and correct in all material respects as of the date this Agreement was executed;
(vii) This Agreement has not been terminated in accordance with Article XIII; and

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(viii) The simultaneous closing of this Agreement and the Settlement Agreement.
IX. Sellers’ Obligations at Closing
9.1 At Closing, Sellers shall convey the Purchase Properties to Purchaser and shall:
(i) Deliver to Purchaser the four (4) Assignments attached hereto as Exhibits A-l through A-4 and the Mineral Deed, which NAPCUS and PRIZE (the “Assignors”), shall properly execute and acknowledge. Such Assignments shall be in the same form and contain the same terms as the Assignments attached hereto as Exhibits A-l through A-4, and such Mineral Deed shall be in the same form and contain the same terms as the Mineral Deed attached hereto as Exhibit B. The Assignments and Mineral Deed shall collectively cover all of the Purchase Properties;
(ii) Deliver to Purchaser a copy of the Settlement Order approving the sale of the Purchase Properties and releasing all liens, claims and other interests on the Purchase Properties;
(iii) Deliver to Purchaser Letters in Lieu of Transfer Orders addressed to purchasers of oil and gas production from the Purchase Properties, or to the operators of the Purchase Properties with payment instructions as provided in writing by Purchaser. Sellers will also deliver, at Closing, all original records, documents, lease files, division order files, title files, abstracts, supplemental abstracts and certificates of title, title opinions, surface surveys, agreements, contracts, filings and other similar materials directly relating to the operation or ownership of the Purchase Properties (except papers protected by the attorney-client privilege, attorney work product or papers subject to a confidentiality agreement), which are in Sellers’ possession. Sellers shall make copies, at their own expense, of any records they deem necessary for their files;
(iv) Deliver to Purchaser a duly executed copy of a secretary’s certificate certifying as to the resolutions approving and authorizing this Agreement and the transactions contemplated by this Agreement in the form of Exhibit F hereto;
(v) Deliver to Purchaser each of the Operating Agreements provided for under Section 3.1 of this Agreement above and the associated Filing Supplement for each Operating Agreement in the form attached as Exhibit H to the Operating Agreement, duly executed and acknowledged, as applicable, by the appropriate Sellers;
(vi) Deliver to Purchaser any assignment and assumption agreements pertaining to the Assigned Contracts and any bills of sale, each duly executed by Sellers, in customary form and otherwise as counsel to Purchaser shall reasonably request to implement and evidence the Transaction in each case, consistent with the terms of this Agreement;

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(vii) Deliver to Purchaser such other agreements, documents and instruments as Purchaser and its counsel may reasonably request, in each case, consistent with the terms of this Agreement; and
(viii) Deliver to Purchaser the Assignment of Tax Rebate Interest attached hereto as Exhibit C duly executed and acknowledged, as applicable, by the appropriate Sellers.
X. Purchaser’s Obligations at Closing
10.1 At Closing, Purchaser shall:
(i) Pay, or cause to be paid, to Sellers as directed by Sellers (or as otherwise directed by the court in the Bankruptcy Proceedings) the Purchase Consideration, as adjusted pursuant to the terms of this Agreement. It is anticipated that the amount to be paid will be in immediately available funds and will equal Ninety Three Million Five Hundred Thousand U.S. Dollars (U.S. $93,500,000.00) less the Seven Million Seven Hundred and Seventy-Nine Thousand Nine Hundred and Twenty-Nine U.S. Dollars (U.S. $7,279,929) comprised of $5,779,929 in respect of pre-petition LOEs plus approximately $1,500,000.00 in respect of the April, May and June of 2011 LOEs as discussed in Section 2.8 above or a sum of Eighty Six Million Two Hundred Twenty Thousand and Seventy-One U.S. Dollars (U.S. $86,220,071);
(ii) Deliver to Sellers each of the Operating Agreements, provided for under Section 3.1 of this Agreement above and the associated Filing Supplement for each Operating Agreement in the form attached as Exhibit H to the Operating Agreement, duly executed and acknowledged, as applicable, by Purchaser;
(iii) Deliver a duly executed copy of a secretary’s certificate certifying as to the resolutions approving and authorizing this Agreement and the transactions contemplated by this Agreement in the form of Exhibit G hereto; and
(iv) Deliver to Sellers such other agreements, documents and instruments as Sellers and their counsel may reasonably request, in each case, consistent with the terms of this Agreement.
XI. Obligations of Sellers and Purchaser
11.1 Except as may otherwise be provided in this Agreement, Sellers shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Settlement Order. Purchaser shall promptly take all actions as are reasonably requested by Sellers to assist in obtaining the Bankruptcy Court’s entry of the Settlement Order or any other Order reasonably necessary in connection with the transactions contemplated hereby, including furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making Purchaser’s employees and representatives available to testify before the Bankruptcy Court. Furthermore, Purchaser covenants and agrees that it shall cooperate with Sellers in connection with furnishing

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information or documents to Sellers to satisfy the requirements of adequate assurance of future performance under Section 365(f)(2)(B) of the Bankruptcy Code. In the event the entry of the Settlement Order is appealed, Sellers shall use their commercially reasonable efforts to defend such appeal(s).
11.2 Purchaser agrees, at its own expense, to plug the Wells. Purchaser further agrees to comply with all laws and governmental regulations with respect to abandonment of the Wells and/or abandonment of the leasehold property including, where applicable, the plugging of any of the Wells, the compliance with law or rules regarding inactive or unplugged wells, including bonding requirements, and agrees to indemnify and hold Sellers and their employees free and harmless from and against any and all cost, expenses, claims, demands and causes of action of every kind and character, arising out of, in incident to, or in connection with the leases, platform, plant, building, materials, land, wells, casing, leasehold, equipment, and other personal property, plugging requirements or exceptions thereto, including bonding requirements, or Purchaser’s or other party’s operations on said leases and said land, subsequent to the Closing Date. Purchaser further agrees to hold Sellers harmless with regard to restoration of surface upon plugging any of the Wells herein. Provided however, notwithstanding the foregoing provisions of this section, in the event that Sellers, or any of them, participate in a recompletion of such a Well within the Shallow Rights under the applicable Operating Agreement, the rights, obligations and liabilities of the Parties participating in the recompletion and plugging of such Well shall be subject to and controlled by the terms and provisions of such Operating Agreement.
11.3 All amounts payable under the LOE and JIBS and ad valorem taxes with respect to Sellers’ interest in the Purchase Properties for the period prior to the Effective Time shall be the obligation of, and be paid by Sellers, and those which relate to the period commencing with the Effective Time shall, subject to Section 2.5 of this Agreement above, be the obligation of and be paid by Purchaser, except for those costs and expenses which one Party hereto may owe to another Party hereto that have been waived or released under the Settlement Agreement.
11.4 In the event that it is hereafter determined, from an audit of a prior period which is conducted in accordance with provisions in a relevant Joint Operating Agreement that relates to the Purchase Properties, that an adjustment should be made in the costs and expenditures arising out of any operations conducted on the Purchase Properties prior to the Effective Time which increases the amount of such costs and expenditures from those previously invoiced to Sellers, it is agreed that Sellers shall not be liable for any such increases (and Purchaser hereby assumes any such liability for such increases), nor shall Sellers be entitled to share in any adjustments which result in a decrease in such costs and expenditures from those originally invoiced (and Sellers hereby waive their right to such decrease).
11.5 Purchaser has no obligation to offer employment to any employees of Sellers. The employees of Sellers who are not hired by Purchaser are the “Excluded Employees.” The Excluded Employees and all obligations to the Excluded Employees shall remain the sole responsibility of Sellers, including, without limitation, all severance, constructive

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notice or other costs under any contract, agreement or understanding and any applicable federal, state, county, city, municipal or other laws, statutes, rules, regulations, orders, consent decrees, permits or licenses (including, without limitation, the WARN Act) in connection with the Excluded Employees.
XII. Assumption of Assigned Contracts; Cure Amounts
12.1 Sellers shall assume, and assign to Purchaser, the Assigned Contracts. Sellers shall also assume, and assign to Purchaser, any Other Contracts and designated by Purchaser, in its sole discretion and by written notice to Sellers, for assumption and assignment at any time and from time to time after the date hereof and prior to the entry of a 365 Order rejecting such Contract pursuant to section 365(a) of the Bankruptcy Code as provided in the Settlement Order (such additional designated contracts are also Assigned Contracts). Purchaser shall have the sole discretion to remove any Assigned Contract previously designated for assumption and assignment, at any time and from time to time prior to the effective date of the assumption by Sellers of such Contract. Prior to the Closing, Sellers shall not reject any Contract without providing Purchaser (i) prior written notice of its intent to reject such Contract, (ii) a copy of such Contract, and (iii) the prior opportunity to designate such Contract as an Assigned Contract.
12.2 At Closing, Sellers shall assume each of the Assigned Contracts pursuant to section 365(a) of the Bankruptcy Code, and sell and assign to Purchaser each of the Assigned Contracts pursuant to sections 363(b) and (m) and 365(f) of the Bankruptcy Code, free from all defaults by Sellers and all claims by third parties against Purchaser or the Acquired Assets relating to any defaults by Sellers thereunder. All amounts, as determined by the Bankruptcy Court, or as agreed between Purchaser and the non-Sellers party, necessary to cure an Assigned Contract (the “Cure Amounts”), shall be paid by Purchaser prior to the assumption and assignment thereof, unless otherwise agreed by Purchaser and non-Sellers party thereto.
12.3 On or prior to the effective date of the assumption and assignment of any Assigned Contract, Purchaser shall cure any and all pecuniary defaults (whether in existence on the date of this Agreement or occurring subsequent thereto) or provide adequate assurance that it will cure any and all defaults with respect to all of the Assigned Contracts by paying all Cure Amounts required to be paid pursuant to section 365(b) of the Bankruptcy Code so that (i) at Closing, there shall be no defaults under any of the Assigned Contracts, (ii) each Contract may be assumed by Sellers and assigned to Purchaser in accordance with sections 363 and 365 of the Bankruptcy Code, and (iii) Purchaser shall have no further obligations with respect to defaults arising or existing prior to the Closing Date.
12.4 Subject to Bankruptcy Court approval, Sellers agree to use, to the best of their then ability, their commercially reasonable efforts to obtain any consents necessary to assign or otherwise transfer the Assigned Contracts to Purchaser (the “Required Consents”). If a Required Consent to the assignment of an Assigned Contract is not obtained, Sellers shall cooperate with Purchaser in any commercially reasonable arrangement (other than payment of consideration) designed to: (i) provide Purchaser

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with the benefits of such Assigned Contract to the greatest extent practicable, the same as if such Required Consent had been obtained, and (ii) provide for the fulfillment of Sellers’ duties and obligations under such Assigned Contract to the greatest extent practicable, the same as if such Assigned Contract had remained with Sellers for the unexpired portion of the underlying contract term or obligation period. Such arrangement shall remain in effect until the earliest to occur of (x) the Assigned Contract giving rise to the obligation to obtain such Required Consent shall have been terminated or shall have expired; (y) such Required Consent shall have been obtained; or (z) Sellers and Purchaser shall have agreed in writing that such Required Consent is no longer necessary.
XIII. Termination of Agreement and Alternate Transaction
13.1 This Agreement and the transactions contemplated hereby may be terminated prior to Closing in the following instances:
(i) By Purchaser if any condition set forth in Section 8.1 above (i) becomes incapable of fulfillment other than as a result of a breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement, (ii) remains unfulfilled thirty (30) calendar days after the giving of written notice by Purchaser to Sellers of such circumstances and (iii) is not waived by Purchaser;
(ii) By Sellers if any condition set forth in Section 8.1 above (i) becomes incapable of fulfillment other than as a result of a breach by Sellers of any representation, warranty, covenant or agreement contained in this Agreement, (ii) remains unfulfilled thirty (30) calendar days after the giving of written notice by Sellers to Purchaser of such circumstances and (iii) is not waived by Sellers;
(iii) By Sellers or Purchaser if the Closing has not occurred on or before June 1, 2011, unless otherwise extended in a signed writing by the Parties (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 13.1 shall not be available to any Party whose breach of any provision of this Agreement has been a direct or indirect cause of, or has resulted in, the failure of the transactions contemplated hereby to be consummated by the Termination Date;
(iv) By Purchaser, if any of the Bankruptcy Proceedings are converted to a chapter 7 case under the Bankruptcy Code; or
(v) By the mutual written agreement of Purchaser and Sellers.
13.2
(i) Effect of Termination. In the event of termination of this Agreement pursuant to Section 13.1, written notice thereof shall be given by the terminating Party to the other Party and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated

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by this Agreement shall be abandoned without further action by Sellers or Purchaser, without any liability on the part of either Party or its respective affiliates, representatives, members or stockholders except as otherwise provided in Section 13.2(ii); provided that, notwithstanding the foregoing, nothing in this Agreement will relieve any Party from liability for any willful breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination. The provisions of Sections 13.5, 14.2, 14.4 and 15.15 shall survive any termination of this Agreement.
(ii) Notwithstanding anything in this Agreement to the contrary, in the event of a termination pursuant to Article XIII, due to a breach of any of the representations, warranties or covenants in this Agreement by Purchaser that is not cured in accordance with the terms of this Article XIII, Sellers shall be entitled to request that the Bankruptcy Court allow and order payment of damages in the amount of not more than Two Million Eight Hundred and Five Thousand U.S. Dollars (U.S. $2,805,000.00) as its remedy against Purchaser for any claim against Purchaser arising under this Agreement or otherwise.
13.3 If this Agreement is terminated, Purchaser shall return to Sellers all information and material delivered to Purchaser by Sellers pursuant to the terms of this Agreement or pursuant to other agreements between Purchaser and Sellers.
13.4 Prior to the Closing, each Party’s sole and exclusive remedy with respect to any breach of any representation or warranty of the other Party, which is not cured, (whether in this Agreement, or in any instrument, certificate or other agreement delivered in connection with this Agreement) shall be to exercise its right, if applicable, (a) to refuse to consummate the transactions consummated hereby due to the failure of the conditions set forth in Section 10.1 be satisfied or (b) to terminate this Agreement in accordance with Section 13.1(i) or Section 13.1(ii), as applicable.
13.5 In the event that Sellers consummate an Alternate Transaction or a court of competent jurisdiction enters an order approving an Alternate Transaction, and that Alternate Transaction is consummated, nothing in this Agreement shall impair any right Purchaser may have to request that the Bankruptcy Court allow and order payment by Seller of an amount deemed by Purchaser to be appropriate as administrative expense pursuant to sections 503(b)(3)(r) and 503(b)(4) of the Bankruptcy Code, nor shall anything in this Agreement impair any right any party in interest, including Sellers and Lenders (as defined in the Settlement Agreement) may have to object to the allowance and payment of any amount to Purchaser.
XIV. Post-Closing Obligations
14.1 Purchaser shall be solely responsible for all filing and recording of documents and other costs related to the Purchase Properties and for all fees connected with the filing and recording of such documents.

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14.2 Except as required for filings with the Bankruptcy Court or other government agencies, disclosure to the unsecured creditor’s committee in the Bankruptcy Proceeding, or pursuant to applicable law, order or decree and for the potential sale of the Purchase Properties in the event Sellers are obligated by the Bankruptcy Court to discuss the potential sale of the assets with a third party, Sellers shall not and shall cause their affiliates, professionals and representatives not to disclose to any other party any information or data which relates to any of the Purchase Properties, where such information or data has heretofore been provided to Sellers, or any of them, by Purchaser, or their subsidiaries, affiliates, successors or assigns, without Purchaser’s prior written consent and approval, which consent and approval shall not be unreasonably withheld, delayed or conditioned. Sellers further agree not to use any such information or data for any purpose. The information and data to be held on a strictly confidential basis by Sellers shall include, but shall not be limited to, any land records, title information, geological and geophysical data, well production data and historical information relating to any of the Purchase Properties.
14.3 Sellers shall execute a separate assignment to Purchaser of any State, Federal or Indian leases where the assignment of such leases are required to be presented to the proper authorities for approval of the assignment, and Sellers agree to reasonably cooperate in obtaining such approvals.
14.4 This Agreement and all instruments executed in accordance with it shall be governed by and interpreted in accordance with the laws of the State of Oklahoma without regard to conflict of law rules that would direct application of the laws of another jurisdiction.
XV. Final Conditions
15.1 Sellers agree that, subject to the payment of the Escrow Deposit, until the Bankruptcy Court’s entry of the Settlement Order and except to the extent ordered by the Bankruptcy Court to do otherwise (including, but not limited to fulfilling their fiduciary duties), Sellers shall suspend any further marketing efforts with respect to the Purchase Properties.
15.2 Except as otherwise provided in this Agreement, Sellers and Purchaser, singularly and plural, warrant and agree that each shall use its commercially reasonable efforts to take, or cause to be taken, all such actions as may be reasonably necessary to consummate and make effective the transaction contemplated by this Agreement, including, but not limited to, obtaining any required governmental or other approvals or consents, and to assure that it will not be under any material, corporate, legal or contractual restriction that would prohibit or delay the timely consummation of such transaction, provided that, as part of a Party’s obligations to use its commercially reasonable efforts, such Party shall not be obligated to expend any funds to obtain any consents or approvals, other than attorney fees and expenses incurred by the Party in obtaining the Bankruptcy Court’s approval of this Agreement and the Settlement Agreement.

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15.3 Purchaser has been afforded the opportunity to examine certain records, information and materials pertinent to the Purchase Properties, and has conducted such due diligence examinations of the Purchase Properties as Purchaser has deemed necessary, advisable and prudent in its sole discretion and judgment. Purchaser acknowledges that all records made available to Purchaser by Sellers were prepared for the internal business purposes of Sellers and that Sellers have made these records available to Purchaser as a convenience to Purchaser. Sellers make no representations or warranties, express or implied, as to the accuracy or completeness of such records and, in entering into this Agreement, Purchaser acknowledges that it has relied solely upon its independent investigation of, and judgment with respect to, the Purchase Properties.
15.4 Sellers and Purchaser shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any exhibit, document, certificate or other instrument delivered pursuant hereto.
15.5 Other than those covenants in Section 2.5 through 2.10, Article III, Article IV, Section 7.2, 7.4, 7.5, 11.2, 11.3, 11.4, 11.5, Article XIV, 15.2, 15.4, 15.5, 15.7, 15.8, 15.12, 15.16, 15.17 or 15.18, after Closing, all of the terms, representations, warrants, covenants, and conditions of this Agreement shall terminate at Closing.
15.6 This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors (including in the case of Sellers, a trustee appointed under chapter 7 or chapter 11 of the Bankruptcy Code or any successor to Sellers pursuant to a confirmed plan of reorganization under chapter 11 of the Bankruptcy Code) and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without prior written consent of the other Parties (which shall not be unreasonably withheld or delayed); except: (i) Sellers or Purchaser may assign this Agreement to any Person that succeeds to a substantial majority of such Party’s assets, is the surviving company following a merger of a Party and one or more additional Persons, or is the surviving company after a name change or corporate reorganization of such Party and (ii) Purchaser may grant a security interest in its rights and interests hereunder to its lenders. Nothing contained herein, express or implied, is intended to confer on any person other than the Parties hereto or their successors and assigns, any rights, remedies, obligations, claims, or liabilities under or by reason of this Agreement. After Closing, Purchaser may assign any portion of the Purchase Properties without obtaining the consent of the other Parties.
15.7 All notices, consents, requests, instructions, approvals and other communications provided for herein shall be deemed to be validly given, made or served, if in writing and delivered personally or sent by courier service, telex, facsimile or certified mail to the address listed below:

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TO PURCHASER:	TO SELLERS:

Equal Energy US Inc.	North American Petroleum Corporation USA
Attn: Don Klapko	Prize Petroleum LLC
2700, 500 4th Avenue SW	Petroflow Energy Ltd.
Calgary, Alberta T2P 2V6	525 S. Main St., Suite 1120
(403) 263-0262	Tulsa, OK 74103
Fax:(403) 294-1197	Attn: Dennis Baggett
(918) 592-1010
and	Fax:(918) 592-1030

Equal Energy US Inc.	and
Attn: Richard F. Dixon
4801 Gaillardia Parkway, Suite 325	Richard Menchaca
Oklahoma City, OK 73142	North American Petroleum Corporation, USA
(405) 242-6000	7373 Broadway, Suite 403
Fax: (405) 242-6099	San Antonio, TX
(210) 785-2893

With a copy, which shall not constitute notice, to

Kirkland & Ellis LLP
300 N. LaSalle
Chicago, IL 60654-3406
Attn: David Seligman
email: David.Seligman@kirkland.com
Telephone: 312-862-2000
Facsimile: 312-862-2200
15.8 This Agreement, the Settlement Agreement and the Operating Agreements provided for under Section 3.1 above constitute the entire Agreement between Sellers and Purchaser with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments, understanding, or information otherwise furnished by Sellers to Purchaser with respect to such matters, including but not limited to the letter agreement between Sellers and Purchaser dated as of March 16, 2011. [ To the extent of any conflict between this Agreement and the Settlement Agreement, the Settlement Agreement shall control unless and until the Lenders (as defined in the Settlement Agreement) have indefeasibly and irrevocably received $98 million, the Lenders Tax Rebate Assignment (as defined in the Settlement Agreement), and the releases in favor of Lenders all as provided for in the Settlement Agreement. Only after such receipt by Lenders (as defined in the Settlement Agreement), to the extent of any conflict between the Settlement Agreement and this Agreement, this Agreement shall control.]

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15.9 This Agreement may not be amended and no rights hereunder may be waived except by a written document signed by the duly authorized representative of the Party to be charged with such amendment or waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
15.10 Each Party acknowledges that it has read and understands the terms of this Agreement and has had the opportunity to consult with legal counsel of its choice concerning the meaning and effect thereof. No Party has relied upon another Party or its counsel or advisers with respect to the meaning or effect of such an agreement or provision.
15.11 With the exception of Section 15.10, which is intended to be for the benefit of Sellers’ Related Persons and Purchaser’s Related Persons, nothing contained in this Agreement, express or implied, is intended to confer upon any other Person or entity any benefits, rights or remedies.
15.12
(i) Purchaser (to the extent it has the authority to do so, on behalf of its Related Persons) acknowledges and agrees, and to the extent it does not have the authority to do so shall use its reasonable efforts to cause its Related Persons to acknowledge and agree, that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against Sellers’ Related Persons relating to the operation of the Business or relating to the subject matter of this Agreement and the transactions contemplated hereby arising under or based upon any law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy, including as may arise under common law or environmental Law) are hereby waived.
(ii) Sellers (to the extent they have the authority to do so, on behalf of its Related Persons) acknowledges and agrees, and to the extent it does not have the authority to do so shall use its reasonable efforts to cause its Related Persons to acknowledge and agree, that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against Purchaser’s Related Persons relating to the subject matter of this Agreement and the transactions contemplated hereby arising under or based upon any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy, including as may arise under common law or environmental Law) are hereby waived.
(iii) Each of Purchaser and Sellers acknowledge and agree that the representations, warranties, covenants agreements contained in this Section 15.12

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are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.
15.13 NO CONSEQUENTIAL DAMAGES. NOTWITHSTANDING ANY OTHER PROVISIONS OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL PURCHASER OR SELLERS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL LOSS OR DAMAGE, INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS OR REVENUE, LOSS OF OPPORTUNITY OR USE.
15.14 In the event any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, which other provisions shall remain in full force and effect.
15.15 Sellers and Purchaser shall consult with each other with regard to all press releases and other announcements concerning this Agreement or the transaction contemplated hereby and, except as may be required by Law or regulations of any Governmental Entity or stock exchange, neither Purchaser, Petroflow nor Sellers shall issue any such press release or make any other announcement without the prior written consent of the other Party.
15.16 This Agreement and any claim, controversy or dispute arising under or in relation to this Agreement or the relationship of the Parties is construed, performed and enforced in accordance with, and governed by, the Laws of the State of Oklahoma (without giving effect to the principles of conflicts of Laws thereof), except to the extent that the Laws of such State are superseded by the Bankruptcy Code. For so long as Sellers are subject to the jurisdiction of the Bankruptcy Court, the Parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court. After Sellers are no longer subject to the jurisdiction of the Bankruptcy Court, any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby may be brought in the courts of the State of Oklahoma sitting in Oklahoma County or of the United States for the Western District of Oklahoma, and by execution and delivery of this Agreement, each of the Parties consents to the non-exclusive jurisdiction of those courts. Each of the Parties irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in any such jurisdiction in respect of this Agreement or the transactions contemplated hereby.
15.17
(i) THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLERS CONTAINED IN THIS AGREEMENT AND IN THE ASSIGNMENT AND ANY OTHER DOCUMENTS TO BE EXECUTED BY SELLERS PURSUANT TO THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES,

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EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, AND SELLERS EXPRESSLY DISCLAIM ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING, AND SUBJECT TO THE PROVISIONS OF THIS AGREEMENT, THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN, AND CONTAINED IN THE ASSIGNMENT AND ANY OTHER DOCUMENTS TO BE EXECUTED BY SELLERS PURSUANT TO THIS AGREEMENT, THE INTERESTS SHALL BE CONVEYED PURSUANT HERETO WITHOUT ANY ADDITIONAL WARRANTY OR REPRESENTATION, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE RELATING TO THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS, OR MERCHANTABILITY OF ANY EQUIPMENT OR ITS FITNESS FOR ANY PURPOSE, AND WITHOUT ANY OTHER EXPRESS, IMPLIED, STATUTORY, OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. PURCHASER HAS INSPECTED, OR WAIVED (AND UPON CLOSING SHALL BE DEEMED TO HAVE WAIVED), ITS RIGHT TO INSPECT, THE INTERESTS FOR ALL PURPOSES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING, BUT NOT LIMITED TO, CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS OR OTHER MANMADE FIBERS OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”) IN, ON, OR UNDER THE INTERESTS. PURCHASER IS RELYING SOLELY UPON ITS OWN INSPECTION OF THE INTERESTS, AND PURCHASER SHALL, EXCEPT AS PROVIDED OTHERWISE HEREIN, ACCEPT ALL OF THE SAME “AS IS, WHERE IS”. WITHOUT LIMITATION OF THE FOREGOING, SELLERS MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, PRICING ASSUMPTIONS OR QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE INTERESTS OR THE ABILITY OR POTENTIAL OF THE INTERESTS TO PRODUCE HYDROCARBONS OR THE ENVIRONMENTAL CONDITION OF THE INTERESTS OR ANY OTHER MATERIALS FURNISHED OR MADE AVAILABLE TO PURCHASER BY SELLERS, OR BY SELLERS’S AGENTS OR REPRESENTATIVES. SUBJECT TO THE EXPRESS PROVISIONS OF THIS AGREEMENT, ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION, AND OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED BY SELLERS OR OTHERWISE MADE AVAILABLE OR DISCLOSED TO PURCHASER ARE PROVIDED TO PURCHASER AS A

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CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST SELLERS, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT PURCHASER’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW.
(ii) No material representation, warranty, covenant, agreement, promise, inducement or statement, whether oral or written, has been made by Sellers or Purchaser and relied upon by the other that is not set forth in this Agreement or in the instruments referred to herein, and neither Sellers nor Purchaser shall be bound by or liable for any alleged representation, warranty, covenant, agreement, promise, inducement or statement not so set forth.
15.18 In the event any Party hereto commences an action in a court of competent jurisdiction to enforce a right under this Agreement, or commences an action for breach of any term or provision of this Agreement, then the prevailing Party shall be entitled to recover from the other Party to said action any damages it has incurred, together with any attorney’s fees and costs incurred by it as a result of such action.
15.19 This Agreement may be executed in counterpart, each of which shall be deemed an original; provided, however, that no Party shall be bound by this Agreement until such time as all Parties have executed a copy of the same. A facsimile of an executed copy of this Agreement sent by facsimile transmission to the other Parties shall be given the same binding effect as the executed original of this Agreement.
15.20 Notwithstanding the time period in Section 7.5 of this Agreement above, for seven (7) years after the Closing, the Parties agree, upon written request, to furnish each other, at the requesting Parties cost, with a copy of any records pertaining to the Farmout Property or this Transaction which are in the possession of the Party to whom the request is made, provided that such Records are necessary in order for requesting Party to meet the required reporting requirements of any Governmental Entity or stock exchange.
15.21 Except to the extent that the context or the express provisions of this Agreement otherwise require:
(i) any agreement or document defined or referred to in this Agreement shall include each amendment, modification and supplement thereto, and waiver thereof as may become effective from time to time up to and including the date hereof, in accordance with the terms thereof, except where otherwise indicated;
(ii) any term defined by reference to any other agreement or document shall have such meaning whether or not such agreement or document remains in effect;
(iii) the terms “hereof or “thereof”, “herein” or “therein”, “hereunder” or “thereunder”, and comparable terms refer to the entire agreement with respect to which such terms are used and not to any particular article, section or other subdivision thereof;

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(iv) a reference to any Person or Party includes its successors and permitted assigns;
(v) a reference to any governmental entity or includes any governmental entity or authority succeeding to such entity’s or authority’s functions and capabilities;
(vi) references to, or to a provision of, any law include any amendment, extension, re enactment or replacement, up to and including the date of this Agreement;
(vii) words denoting the singular shall include the plural and vice versa;
(viii) clause headings shall not affect the interpretation of this Agreement, provided, however, all Preamble and Recitals of Fact provisions shall be considered as full parts of this Agreement;
(ix) “company” includes any partnership, limited liability company, joint venture, unincorporated association or other legal entity; and
if any provision of this Agreement contemplates that the Parties shall negotiate or agree to any matter after the date that this Agreement is signed, such provision shall be construed to include an obligation of the Parties to negotiate or reach an agreement in good faith within the spirit and intent of this Agreement.
[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, Sellers, Petroflow (as parent of NAPCUS and not as a Sellers), Purchaser, acting through their authorized representatives, do hereby execute and deliver this Agreement as of the date first written above.
PURCHASER:
Equal Energy US Inc.

By:

Name:

Title:

IN WITNESS WHEREOF, Sellers, Petroflow (as parent of NAPCUS and not as a Sellers), Purchaser, acting through their authorized representatives, do hereby execute and deliver this Agreement as of the date first written above.

SELLERS:

North American Petroleum Corporation USA

By:

Name: Richard Menchaca

Title: President

Prize Petroleum LLC

By:

Name: Richard Menchaca

Title: Manager

PETROFLOW, solely for purposes of Section 4.1, 4.2 and 5.2:

Petroflow Energy Ltd.

By:

Name: Richard Menchaca

Title: President

Exhibit B
Sale Notice

UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
NORTH AMERICAN PETROLEUM	)	Case No. 10-11707 (CSS)
CORPORATION USA, et al.,[1]	)
)
Debtors.	)	Jointly Administered
)
	)	Hearing Date: May 17, 2011 at 2:00 p.m. (ET)
	)	Obj. Deadline: May 10, 2011 at 4 p.m. (ET)
NOTICE OF (A) HEARING IN CONNECTION WITH THE SALE OF
SUBSTANTIALLY ALL OF THE DEBTORS’ ASSETS AND (B) THE DEBTORS’
INTENT TO ASSUME AND ASSIGN CERTAIN EXECUTORY CONTRACTS
AND UNEXPIRED LEASES IN CONNECTION WITH THE PROPOSED SALE
NOTICE IS HEREBY GIVEN, as follows:
     1. The above-captioned debtors and debtors in possession (collectively, the “Debtors”), seek to sell substantially all of their assets (the “Purchase Properties”) including, but not limited to, certain executory contracts and unexpired leases belonging to certain of the Debtors, to Equal Energy U.S. Inc. and its related affiliates (collectively, “Equal”), in connection with a global settlement of claims against the Debtors held by Equal and the Debtors’ prepetition secured lenders.

[1]	The Debtors in the above-captioned chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or Canadian corporation number, include: North American Petroleum Corporation USA (9766); Prize Petroleum LLC (2460); and Petroflow Energy Ltd. (517-5). The location of the Debtors’ corporate headquarters and the Debtors’ service address is: 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott.

     2. On April 25, 2011, the Debtors filed a motion (the “Motion”)2 pursuant to sections 105, 363 and 365 of title 11 of the United States Code (the “Bankruptcy Code”) and Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) seeking approval of, among other things: (a) the Debtors’ entry into the Equal APA and sale of the Purchase Properties to Equal; (b) the form and manner of the sale and related publication notices; and (c) procedures for determining Cure Amounts and adequate assurance of future performance with respect to Assigned Contracts.
     3. A hearing will be held on the Motion to approve the sale of the Purchase Properties to Equal and approve the other relief requested in the Motion, on May 17, 2011 at 2:00 p.m. (prevailing Eastern Time) before the Honorable Christopher S. Sontchi, United States Bankruptcy Judge, in the United States Bankruptcy Court for the District of Delaware, 824 N. Market Street, Wilmington, Delaware 19801 or at such time thereafter as counsel may be heard. The hearing may be adjourned from time to time without further notice to creditors or parties in interest other than by announcement of the adjournment in open court on the date scheduled for the hearing.
     4. Pursuant to the Motion and section 365 of the Bankruptcy Code, the Debtors request authority to assume and assign the Assigned Contracts to Equal, and that upon such assumption and assignment the Debtors shall be relieved of any liability under the Assigned Contracts arising after the closing of the sale of the Purchase Properties. Attached hereto as Exhibit 1 is a schedule of the Assigned Contracts that may be assumed and assigned under the

[2]	Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Motion.

A copy of the Motion may be obtained from the Debtors’ notice and claims agent, Epiq Bankruptcy Solutions LLC, (a) at its website at http://chapter11.epiqsystems.com/NAPCUS or (b) by writing (sent via first class mail) to Epiq Bankruptcy Solutions, LLC, Attn.: NAPCUS, FDR Station, P.O. Box 5082, New York, NY 10150 or (c) by calling (646) 282-2500.

2

Equal APA, together with the proposed Cure Amounts relating to each Assigned Contract. Parties whose contracts are being assumed and assigned pursuant to the Motion (and were not already assumed previously in these chapter 11 cases) will find their proposed cure on Exhibit 1.3 The Debtors reserve the right to amend and modify the schedule of Assigned Contracts on Exhibit 1 at any time between the date hereof and the closing of the Equal APA.
     5. Any counterparty to an Assigned Contract that wishes to obtain adequate assurance information regarding bidders that will or may participate at the Auction must notify the Debtors in writing, c/o Ryan Bennett (ryan.bennett@kirkland.com) and Paul Wierbicki (paul,wierbicki@kirkland.com), Kirkland & Ellis LLP, 300 North LaSalle Street, Chicago, Illinois 60654 and North American Petroleum Corporation USA, 525 South Main Street, Suite 1120, Tulsa, Oklahoma 74103, Attn: Louis G. Schott, on or before 4:00 p.m. (prevailing Eastern Time) on May 10, 2011 (the “Request for Adequate Assurance”). The Request for Adequate Assurance must include an e-mail and/or address to which a response to such information request can be sent.
     6. If a counterparty to an Assigned Contract who is entitled to satisfaction of a Cure Amount as indicated on Exhibit 1 does not (a) properly object to the applicable Cure Amounts on or before 4:00 p.m. (prevailing Eastern Time) on May 16, 2011 (the “Cure Objection Deadline”), (b) timely submit a Request for Adequate Assurance pursuant to paragraph 6 above, (c) set forth a specific default in any Assigned Contract and (d) claim a specific monetary amount that differs from the amount (if any) specified by the Debtors in the

[3]	Assigned Contracts include the oil and gas leases and pooled interest and agreements in the lands described in the Equal APA or its exhibits. The Debtors’ interests in these leases were assigned to them by Equal prepetition. The Debtors previously assumed these leases as of November 22, 2010 [Docket No. 554], and pursuant to the Equal APA, the Debtors’ interests in these leases are reverting to Equal, to the extent set forth (and as more particularly described) in the Equal APA and its exhibits.

3

Exhibit 1 hereto, the Court shall enter an order deeming the amount set forth in the Sale Notice to be the actual Cure Amount payable under section 365 of the Bankruptcy Code and forever barring such counterparty from objecting to the Cure Amounts and from asserting any additional cure or other amounts against the Debtors, their estates, and Equal with respect to its Assigned Contract.
     7. If a counterparty to an Assigned Contract timely submits a Request for Adequate Assurance, the Debtors shall serve such counterparty with any non-confidential information relating to adequate assurance received by the Debtors by electronic mail or overnight delivery on or before May 12, 2011. A counterparty to an Assigned Contract that timely submits a Request for Adequate Assurance shall have until 4:00 p.m. (prevailing Eastern Time) on May 16,2011 by which to file an objection to adequate assurance of future performance by bidders.
     8. Objections, if any, to the proposed assumption and assignment of the Assigned Contracts, including, but not limited to, objections relating to the Cure Amount and/or adequate assurances of future performance, must (a) be in writing, (b) state with specificity the nature of such objection and the alleged Cure Amount (with appropriate documentation in support thereof), (c) comply with the Bankruptcy Rules and the Local Bankruptcy Rules of this Court, and (d) be filed with this Court and served upon (so as to be received by) the following parties (the “Objection Notice Parties”) on or before the Cure Objection Deadline:
A.	all parties entitled to receive notice as of the date hereof pursuant to Bankruptcy Rule 2002(a)(2);

B.	all parties known to the Debtors who have an interest in or rights to the Purchase Properties;

C.	all entities who have recorded in the public record any lien, interest or encumbrance in or upon the Purchase Properties;

4

D.	all parties to the Debtors’ executory contracts, unexpired leases and real property easements (as and when identified) that will be assumed and assigned in connection with the sale of the Purchase Properties;

E.	the Office of the United States Trustee for the District of Delaware;

F.	all taxing authorities having jurisdiction over any of the Purchase Properties, including the Internal Revenue Service;

G.	counsel for the Creditors’ Committee;

H.	counsel for the agents for the Debtors’ prepetition secured lenders;

I.	all persons known or reasonably believed to have expressed an interest in acquiring the Purchase Properties; and

J.	counsel for Equal.
     9. The hearing on the Motion will be conducted on May 17, 2011 at 2:00 p.m. (prevailing Eastern Time). The Debtors will seek the entry of an order of this Court at the hearing approving and authorizing the sale of the Purchase Properties to Equal, on terms and conditions set forth in the Equal APA, as may be amended and modified. At the hearing, the Court may enter such orders as it deems appropriate under applicable law and as required by the circumstances and equities of these chapter 11 cases. Objections, if any, to the relief requested in the Motion must: (a) be in writing and filed with this Court; (b) comply with the Bankruptcy Rules and the Local Bankruptcy Rules; and (c) be served upon (such as to be received by) the Objection Notice Parties by May 10, 2011 at 4:00 p.m. (prevailing Eastern time).
     10. Failure of any person or entity to file such an objection on or before May 10, 2011 at 4:00 p.m. (prevailing Eastern time) shall be deemed to constitute consent to the sale of the Purchase Properties to Equal Bidder and the other relief requested in the Motion, and be a bar to the assertion, at the hearing or thereafter, of any objection to the Motion, the sale of the Purchase Properties, or the Debtors’ consummation and performance of the terms of the Equal APA (including, without limitation, the sale of the Purchase Properties and Assigned Contracts, free and clear of all Liens), if authorized by the Court.

5

Dated: April 25, 2011	/s/ Domenic E. Pacitti KLEHR HARRISON HARVEY BRANZBURG LLP
Domenic E. Pacitti (DE Bar No. 3989)
919 Market Street, Suite 1000
Wilmington, Delaware 19801-3062
Telephone: (302) 426-1189
Facsimile: (302) 426-9193

- and -

Morton Branzburg (admitted pro hac vice)
1835 Market Street, Suite 1400
Philadelphia, Pennsylvania 19103
Telephone: (215) 569-2700
Facsimile: (215) 568-6603

-and-

KIRKLAND & ELLIS LLP
David R. Seligman, P.C. (admitted pro hac vice)
Ryan Blaine Bennett (admitted pro hac vice)
Paul Wierbicki (admitted pro hac vice)
300 North LaSalle
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

7

EXHIBIT 1
Assigned Contracts and Cure Amounts Schedule
Farmout Agreement and JOA covering Sections 4 and 9-24N-7W, Garfield County, OK Between North American Petroleum Corporation USA and Centrex Operating Company dated 8/1/10, for a commencement date of on or before 9/1/11, limited from the surface of the earth to the Base of the MS
The Debtors reserve the right to amend and modify the schedule of Assigned Contracts on this Exhibit 1 at any time between the date hereof and the closing of the Equal APA